

APi GROUP

Building Great Leaders®







2022 ANNUAL REPORT

OUR "13–60–80" SHAREHOLDER VALUE CREATION MODEL



BUILDING GREAT LEADERS

→ Employee safety and engagement

→ Everyone, everywhere is a leader

→ Best-in-class field leaders

→ Paying for performance

→ ESG & diversity, equity and inclusion

GROWING REVENUE

→ Delivering long-term organic revenue growth above industry average

→ Go-to-market strategy of selling inspections first

→ Expanding share with new and existing customers

→ Fully leveraging global platform

GENERATING FREE CASH FLOW

→ Targeting **80%** adjusted free cash flow conversion and net leverage ratio of 2-2.5x

→ Generating high single-digit average earnings growth

→ Driving organic growth: people, tools, innovation

→ Pursuing accretive M&A and portfolio optimization

Our Vision is to be the #1 People First Public Company and #1 in Business Performance

EXPANDING MARGINS

→ **13%+** Adjusted EBITDA margin by 2025

→ Improving mix with target of **60%+** of revenue from inspection, service and monitoring

→ Pricing initiatives and disciplined project and customer selection

→ Systems, scale, leverage and operational excellence

→ Procurement savings and Chubb value capture



TABLE OF CONTENTS

WHO WE ARE

APi was founded in 1926 and has since grown to be the world's premier life safety, security, monitoring, and specialty services business with over $6.6 billion in revenue, operating in over 20 countries, with ~27,000 team members. Our core purpose of Building Great Leaders defines who we are. This focus and other foundational priorities provide the platform from which we can continue to enhance shareholder value. We operate two business segments: Safety Services and Specialty Services. In our Safety Services segment, our mission is to protect our customer's people, property and high-value assets. We design, install, service, and monitor fire detection and suppression systems and security systems for a wide range of end customers in a broad range of industries. In our Specialty Services segment, we provide specialized industrial services, which include maintenance and repair of critical infrastructure such as underground electric, gas, water, sewer, and telecommunications infrastructure. Our growth is sustainable and resilient for the long-term because our business is increasingly driven by statutorily required, recurring service revenue, because we operate in highly diversified end-markets, and because our teams deliver industry-leading performance for our customers.

WHAT WE BELIEVE

Great leaders are a competitive advantage and create shareholder value



Everyone everywhere is a Leader



Everyone should have the opportunity to develop as a Leader



We each own our development



Leaders develop Leaders



Leadership is the single biggest differentiator between average and excellent

OUR PURPOSE

Building Great Leaders®

OUR VALUES

- Safety, health, and well-being of all our leaders
- Caring and enduring relationships with others
- Honesty and integrity
- Excellence, nothing less
- Joy in our work and in each other
- Combining individual company agilities with large company advantages

500+ Locations Worldwide	**~27,000** Employees
#1 Provider of Life Safety and Security Services	**~$6.6B** 2022 Reported Net Revenues
66.4% 2022 Increase in Reported Net Revenues	**12.2%** 2022 Increase in Net Revenues on an Organic Basis[1]
$73M 2022 Reported Net Income	**$673M** 2022 Adjusted EBITDA[1]

[1] Refer to Appendix for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

LETTER FROM OUR CO-CHAIRS

Dear Fellow Shareholders,

We entered 2022 with having just closed on APi's largest acquisition in its history, Chubb Fire and Security, solidifying our position as the world leader in life safety and security. A key part of expanding our global platform is our continuing strategy to focus the company on growing the inspection, service and monitoring revenue aspects of the business. We believe this strategy positions the company well for long-term success. Additionally, it builds and fortifies what we call the protective moat around the business as the statutorily required services we provide must occur no matter the headwind or world environment.

Much focus and effort in 2022 was spent on developing a transformation plan to leverage the acquisition and adding senior talent across the organization to support our global expansion. In November, we detailed to the investment community many changes and initiatives in place and in motion including a multi-year action plan to drive top-line growth, improve operational efficiency and swiftly and thoughtfully integrate the Chubb business into our global platform. Russ Becker and the leadership team are currently executing this multi-pronged, detailed, country by country action plan to leverage opportunities and drive sustained improvement. The results are beginning to show in our operating performance metrics and we believe that they will help us achieve our goal of 13%+ adjusted EBITDA margin by the end of 2025.

Strategically, our geographic expansion following the acquisition provides one-stop shopping solutions to our global customers and allows us to leverage an expanded and more impactful supply chain, as we, like others, combat global supply chain challenges and inflationary pressures. Further, this acquisition has allowed us to accelerate organic growth and consider incremental acquisitions in geographies that previously we have not considered.

The combined business supports and expands our asset light model and enhances our strong free cash flow as we work towards our objective of reducing debt towards our target net leverage ratio. At the same time, we maintain the flexibility to be opportunistic with incremental acquisitions and stock buybacks while still investing for growth.

We ended 2022 with a net debt to adjusted EBITDA ratio of 3.1x and in early January 2023 we paid down an additional $200 million of term loan debt. We expect to be at our target net leverage of ratio of 2.0 – 2.5x near year-end 2023.

We are extremely proud of the ~27,000 leaders on our team and the effort they have put forth in navigating another year of headwinds from new COVID-19 challenges to inflationary pressures and supply chain disruptions. Throughout the challenges of the past year the team has never lost sight of serving our customers safely and efficiently. At APi, our belief is that our most important assets go home every night so keeping the APi family safe and helping the communities in which we operate are two top priorities for us. As we have said before, the culture and priorities of the company stand out during difficult times, and we could not be more proud of how everyone in the company has persevered over the course of the past year. Their relentless focus on adapting action plans to achieve results with a "no excuses" mindset, no matter the challenges, is the foundation of APi's culture, and we are proud of the results that have been achieved.

We are excited about the opportunities for the company in the year ahead and look forward to updating you on our progression throughout the course of the year.

Faithfully Yours,

SIR MARTIN E. FRANKLIN
Co-Chair

JAMES E. LILLIE
Co-Chair



LETTER FROM OUR CEO & PRESIDENT

Dear Fellow Shareholders,

Since the beginning of APi's public company journey over three years ago, we have battled many hurdles including the COVID-19 pandemic, inflation, supply chain disruptions, and bringing the business into public company compliance. Our team has been the steady force keeping us pointed in the right direction. I would like to express my deep gratitude and appreciation for the ~27,000 leaders we have around the world. They have faced these times of adversity with grace and fortitude. Our field leaders are warriors and continue to drive APi's existence.

2022 was a year of record financial results for APi. We delivered strong organic growth, adjusted earnings per share and free cash flow growth in a challenging macro environment. We believe this once again demonstrates the stability of our recurring revenue, services focused business model and the ongoing execution of our strategy by our talented team members.

Net revenues increased on an organic basis by 12% in 2022, driven by a double-digit increase in inspection, service and monitoring revenue in our legacy business. We achieved our stated goal of growing inspection revenue 10%+ as we drive towards our raised goal of 60%+ of total net revenues coming from inspection, service and monitoring. We are focused on continuing our efforts to build a global and coordinated inspection sales force to drive our go-to-market strategy of selling inspection work first. This strategy differentiates us from our peers and creates a stickier client relationship that leads to service revenue growth and ultimately drives margin expansion.

Following the acquisition of Chubb in January of 2022, we became the world's leading life safety and security services provider. Chubb is a "center of the fairway" transaction for us. We provide many of the same services, for the same types of customers in complementary geographies. Our global footprint in over 20 countries allows us to maintain relationships with local decision-makers while also having the ability to execute multi-site

services for national and international account customers. Our enhanced platform is driving wallet share gains with "overlap" customers, and we are excited about the opportunities to expand cross-selling of service offerings.

We are grateful for the tenacity across our teams to complete the work of transitioning Chubb from services provided by its prior owner by year-end 2022. The integration is occurring swiftly, savings are significant, and we continue to be energized by the opportunities in front of us.

We believe that a key part of the integration is developing an empowered leadership culture throughout the organization as ultimately great leaders make better decisions, and those decisions drive incremental profitability, lead to enhanced margins across our platform and create shareholder value. Within six months of the acquisition, more than 6,500 Chubb employees took advantage of APi's "I Am a Leader" module, an online learning opportunity available in seven different languages that introduces APi's foundational leadership concepts.

Our core purpose of Building Great Leaders continues to define who we are. Our employees, technicians and engineers have careers, not jobs, and we believe this investment reduces turnover, aligns communications and drives performance and productivity. This is a competitive advantage for APi particularly when many companies see team members opt for new opportunities. This focus and other foundational priorities provide the platform from which we can continue to enhance shareholder value.

We continued to build out the depth of our team in 2022. We added several leaders with significant international and integration experience to help ensure we are well-positioned to drive value capture opportunities across our global footprint. This includes adding Andrew White as Chief Executive Officer of Chubb who joined us from Emerson Electric in May.

We entered 2023 with positive momentum on many fronts. Our backlog was up approximately 9% as of December 2022 compared to the end of December 2021. We remain focused on being disciplined on project and customer selection and will continue to focus our efforts on growing the acyclical, recurring service revenue aspects of our portfolio rather than growing for the sake of growth.

As I write this letter, some parts of the world are in a recession and others may enter a recession. There has been an intentional evolution of APi since the Great Recession in 2008 to drive towards improving the mix of higher margin, statutorily-required, recurring revenue. Inspection, service and monitoring has grown as

a percentage of total net revenues from ~15% in 2008 to ~50% in 2022. On average, inspection and service revenue generates ~10% higher gross margin than contract revenue and monitoring revenue generates ~20% higher gross margin than contract revenue. We are confident that this strategic transformation of the business, combined with our robust backlog and variable cost structure positions us well to prosper and manage any potential volatility in the macro environment. Our portfolio is built for the long term, supported by the regulatory-driven demand for our services across a diverse set of resilient end markets.

Our balance sheet is strong, which provides flexibility to pursue attractive capital allocation, including M&A. We believe that the markets in which we operate are highly fragmented and we are keeping a close eye on the opportunity set. We have an extensive pipeline of potential bolt-on opportunities for life safety and security services businesses.

As we look at our roadmap for sustainable shareholder value creation, we believe that we can achieve outsized investor returns in the years ahead by focusing on our long-term value creation targets. These include organic revenue growth above industry average, adjusted EBITDA margin of 13%+ by 2025, adjusted free cash flow conversion of 80% and a target net leverage ratio of 2.0 to 2.5x, which we expect to achieve near year-end 2023.

The safety, health, and well-being of our team members remains our number one priority. We are committed to understanding how we can continue to build our business as sustainably as possible, guided through the ongoing development of our sustainability strategy. APi's key strategic priorities for ESG are leadership, safety, environment, and inclusion. We look forward to publishing our inaugural Sustainability Report later this year.

In closing, I would like to thank our team members for their remarkable dedication to supporting our company, customers and the communities in which we serve. I am pleased with our progress in 2022 and believe that we are well-positioned to deliver meaningful, long-term shareholder value for many years to come.

Thank you for your continued support as we build upon APi's already solid foundation towards what I am confident will be an even brighter future.

Yours sincerely,



RUSS BECKER
CEO and President

SAFETY SERVICES

~70% of Reported Net Revenues

- Access control
- Backflow devices
- Computer vision and video analytics
- Controls technology and entry systems
- Emergency and exit lighting
- Emergency fire suppression systems
- Fire alarm and detection systems
- Fire extinguisher / portable / PFX
- Fire pumps
- Fire safety training
- HVAC systems and service and maintenance
- Personal emergency response services
- Plumbing engineering and installation
- Remote monitoring, maintenance and services
- Security and surveillance systems
- Standby systems

YEAR ENDED DECEMBER 31, 2022

Locations Worldwide	**415+**
Employees	**~21,000**
Reported Net Revenues	**~$4.6B**
Change in Reported Net Revenues	**120.0%**
Organic Change in Net Revenues	**17.1%**[(1)]
Reported Operating Income Margin	**5.6%**
Adjusted EBITDA Margin	**12.2%**[(1)]
Average Project Size	**~$5,000**

[(1)] Refer to Appendix for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

OUR FAMILY OF COMPANIES





































3S Incorporated Engineered Fire Protection Systems · American Fire Protection Group, Inc. · APi National Service Group · Chubb · Davis-Ulmer Fire Protection · Grunau · International Fire Protection Inc. · MMC · Premier Fire & Security · Security Fire · SK FireSafety Group · Tessier's Inc. Mechanical Contractors · Texas Sprinkler · TCGD Twin City Garage Door · USA Fire Protection · Viking Fire Protection Group · Vipond Inc. · Western States Fire Protection Co

POWERED BY APi GROUP



SPECIALTY SERVICES

~30% of Reported Net Revenues

24 Hr.
Emergency
Service

- → Electric and gas utility maintenance
- → Fiber-optic and cellular system installation and maintenance
- → Industrial and commercial ductwork
- → Insulation, ventilation, and temperature control
- → Leak repair and pipeline replacement
- → Natural gas line distribution services
- → Pipeline work and integrity testing
- → Plant maintenance and outage services
- → Structural fabrication and erection
- → Underground electrical and fiber-optic cable installation
- → Water line and sewer installation

YEAR ENDED DECEMBER 31, 2022

Locations in North America **85+**

Employees **~6,000**

Reported Net Revenues **~$2.0B**

Change in Reported Net Revenues **6.4%**

Organic Change in Net Revenues **6.7%**[(1)]

Reported Operating Income Margin **4.8%**

Adjusted EBITDA Margin **10.3%**[(1)]

Average Project Size **~$75,000**

[(1)] Refer to Appendix for reconciliation of non-GAAP measures to most directly comparable GAAP measures.

OUR FAMILY OF COMPANIES





























APi Inc. | CLASSIC INDUSTRIAL SERVICES | ICS | CREAMER J. FLETCHER CREAMER & SON, INC. | JAMAR

PIPELINE JOMAX CONSTRUCTION | LEJEUNE STEEL COMPANY | MID-OHIO PIPELINE | NORTHLAND

SUMMIT PIPELINE SERVICES | TENET | TRAIN | UPI UNITED PIPING INC.

POWERED BY APi GROUP

BUILDING A SUSTAINABLE BUSINESS



We are committed to understanding how we can continue to build our business sustainably, guided through the ongoing development of our sustainability strategy. We are also committed to maintaining our record of responsibility and leadership throughout our family of companies.



LEADERSHIP

→ We believe everyone at APi is a leader, regardless of their role, and we are committed to Building Great Leaders across our organization.

→ We are enriching and progressing this by investing in each other.

→ We will leave a positive impact by showing leadership through involvement and engagement in the communities we serve.



SAFETY

→ The safety, health, and well-being of our leaders is critical for us and our number one value, and we are committed to our zero incidents target.

→ We recognize this is not just about physical safety, but also enhancing the mental well-being of our people.

→ The high standards that we set for ourselves also apply to the safety and well-being of our customers.

→ We prioritize the safety of the communities in which we operate.



ENVIRONMENT

→ We are committed to improving energy efficiency to generate savings and reduce emissions both for our organization and for our customers.

→ We believe in sustainably managing the use of resources and are seeking ways in which to constantly innovate and improve our operations.

→ We are committed to understanding our potential role in a decarbonized economy.



INCLUSION

→ We are dedicated to building a better, more inclusive business and have pledged to foster and embrace three commitments:

▪ Embed Diversity across our organization.

▪ Improve Equity by providing tools, resources, and support to ensure every team member can be successful.

▪ Become more Inclusive by shifting the power through how decisions are made, where resources are managed, and how leaders lead.

→ We strive to make our leaders feel safe in any environment in which they work.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   **TO**

Commission File Number 001-39275

APi Group Corporation
(Exact name of Registrant as specified in its Charter)

Delaware	**98-1510303**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
c/o APi Group, Inc.	
1100 Old Highway 8 NW	
New Brighton, MN	**55112**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (651) 636-4320

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	APG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The New York Stock Exchange on June 30, 2022, the last business day of the registrant's most recently completed second quarter, was $2.6 billion.

The number of shares of Registrant's common stock outstanding as of February 22, 2023 was 234,536,926.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2022, are incorporated by reference into Part III of this Form 10-K.

PART I

As used in this Annual Report on Form 10-K ("Annual Report"), the terms "we," "us," "our," the "Company", and "APG" refer to APi Group Corporation, a Delaware corporation headquartered in New Brighton, Minnesota, and its wholly-owned subsidiaries (the "Subsidiaries"). Dollars are presented in millions except per share amounts or where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains "forward-looking statements". These forward-looking statements are based on beliefs and assumptions as of the date such statements are made and are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "expect", "anticipate", "project", "will", "should", "believe", "intend", "plan", "estimate", "potential", "target", "would", and similar expressions, although not all forward-looking statements contain these identifying terms.

These forward-looking statements are based on our current expectations and assumptions and on information currently available to management and include, among others, statements regarding, as of the date such statements are made:

- our beliefs and expectations regarding our business strategies and competitive strengths;

- our beliefs regarding procurement challenges and the nature of our contractual arrangements and renewal rates and their impact on our future financial results;

- our beliefs regarding our acquisition platform and ability to execute on and successfully integrate strategic acquisitions;

- our beliefs regarding the future demand for our services, the seasonal and cyclical volatility of our business, financial condition, results of operations, and cash flows;

- our beliefs regarding the recurring and repeat nature of our business, customers, and revenues, and its impact on our cash flows and organic growth opportunities and our belief that it helps mitigate the impact of economic downturns;

- our intent to continue to grow our business, both organically and through acquisitions, and our beliefs regarding the impact of our business strategies on our growth;

- our beliefs regarding our customer relationships and plans to grow existing business and expand service offerings;

- our beliefs regarding our ability to pass along commodity price increases to our customers;

- our expectations regarding the cost of compliance with laws and regulations;

- our expectations regarding labor matters;

- our beliefs regarding market risk, including our exposure to foreign currency fluctuations, and our ability to mitigate that risk;

- our expectations and beliefs regarding accounting and tax matters;

- our beliefs regarding the effectiveness of the steps taken to remediate previously reported material weaknesses in our internal control over financial reporting and the timing of remediation;

- our expectations regarding future capital expenditures;

- our expectations regarding future expenses in connection with our multi-year restructuring program, including those related to workforce reductions;

- our expectations regarding future pension contributions;

- our expectations regarding the acquisition (the "Chubb Acquisition") of the Chubb fire and security business (the "Chubb business" or "Chubb"), including the operational challenges and the expected benefits of the acquisition and future growth, expansion, cross-selling, and other value creation opportunities;

- our belief regarding the impact of the conflict between Russia and Ukraine on our business, customers, suppliers, and vendors; and

- our beliefs regarding the sufficiency of our current sources of liquidity to fund our future liquidity requirements, our expectations regarding the types of future liquidity requirements and our expectations regarding the availability of future sources of liquidity.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in "Risk Factors" and in "Risk Factor Summary" below. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

The factors identified below are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have a material adverse effect on us. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. These forward-looking statements speak only as of the date of this Annual Report. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by applicable law.

RISK FACTOR SUMMARY

Below is a summary of the principal factors that may affect our business, financial condition, and results of operations. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report and our other filings with the Securities and Exchange Commission (the "SEC").

- We have expanded our international operations which subjects us to economic, political, and other risks.

- Our decentralized business model subjects us to various risks which may impact our ability to execute on our business strategies and integrated policies and processes.

- Our participation in joint ventures presents certain risks, including risks of harm to our reputation for failures of our joint venture partners.

- Improperly managed projects or project delays may result in additional costs on claims against us.

- As part of our business strategy, we rely on our ability to successfully acquire other businesses, and integrate acquired businesses into our operations, and our inability to do so could adversely affect our business and results of operations.

- We may not realize the expected benefits of the Chubb Acquisition because of integration and transition difficulties.

- Adverse developments in the credit markets could adversely affect funding of significant projects in our industries and our ability to secure financing, take advantage of acquisition opportunities, or achieve our growth objectives.

- A significant portion of our revenue is recognized over time based on estimates of contract revenue, costs, and profitability, and our reliance on such projections carries risk of a reduction or reversal of previously recorded revenue or profits.

- We have a significant amount of goodwill and identifiable intangible assets that are subject to impairment in the future under certain circumstances.

- Any shortfalls in our remediation of the material weaknesses in our internal controls over financial reporting, or in our implementation and maintenance of effective controls, creates certain risks.

- Our substantial level of indebtedness, and the associated compliance obligations contained in the financial maintenance covenants in our credit facilities and restrictions on our operations set forth in the Credit Agreement (as later defined), increases the potential negative impact of interest rate increases and creates risks to our cash flow, and operating flexibility.

- We are effectively self-insured against many potential liabilities, which makes estimating our future expenses for claims difficult and which increases the financial risks associated with the realization of such potential liabilities.

- A portion of our contracts allocate the risks of price increases, or reductions in the supply, of the materials we use in our business to us.

- Our contracts portfolio also contains many highly-regulated government contracts and guaranties of subsidiary contracts, which present elevated risks in the event of contract breach.

- Our contracts portfolio is primarily comprised of contracts with durations of less than six months, many of which are subject to reduction or cancellation, which present risks that turn on our ability to maintain a stable pipeline of projects.

- A large portion of our workforce is covered by collective bargaining agreements, works council arrangements and benefit pension plans, which limits our discretion in the management of covered employees, carries a risk of strikes or other concerted activities that may impair our operations, subjects us to potential works council claims and litigation and imposes obligations to fund certain pension plans.

- We are vulnerable to the economic conditions affecting the industries we serve, including the construction industry and the energy sector, which present risks of a decline in demand for our services or in the financial condition of our customers and their ability and willingness to invest in infrastructure projects.

- We often perform our services under dangerous and challenging conditions, which presents substantial risks of injury and associated liability.

- In our business we face regular litigation across a broad range of claims, including costs related to damages we may be assessed relating to our contractual obligations or as a result of product liability claims against our customers.

- We are governed by many health, safety and environmental laws and regulations, which presents significant risks associated with compliance deficiencies.

- Certain of the markets we serve are seasonal, and our projects can be negatively impacted by poor or extreme weather.

- We maintain confidential data and information which exposes us to risks associated with cybersecurity incidents and compliance with data privacy and security laws, identity protection and information security.

- We face risks associated with, deterioration in our performance of services, increases in healthcare costs, significant employee misconduct, and adverse regulatory changes, all of which may negatively impact our operations and financial results.

- Our success ultimately depends on our ability to compete successfully in the industries and markets we serve which may be jeopardized by the loss of key senior management personnel or a shortage of highly skilled personnel.

ITEM 1. BUSINESS

Our Business

We are a global, market-leading business services provider of safety and specialty services in over 500 locations worldwide. We provide statutorily mandated and other contracted services to a strong base of long-standing customers across industries. We have a winning leadership culture driven by entrepreneurial business leaders that deliver innovative solutions to our customers.

We believe that our core strategies of driving organic growth and growth through accretive acquisitions, promoting sharing of best practices across all of our businesses, and leveraging our scale and services offerings place us in the position to capitalize on opportunities and trends in the industries we serve, grow our businesses and advance our position in each of our markets. We believe that our revenue diversification across customers, end markets, geographies and projects, combined with our go-to-market strategy of selling inspection work first, regional approach to operating our businesses, specialty operations in niche markets, strong commitment to leadership development, long-standing customers with a robust reputation in the industries we serve, and strong safety track record differentiates us from our competitors.

We have a disciplined acquisition platform which has historically provided strategic acquisitions that are integrated into our operations. Since 2005, we have completed more than 90 acquisitions. We target companies that align with our strategic priorities and demonstrate key value drivers such as culture, geography, end markets and client base, capabilities, and leadership. Our priorities are unified around maintaining business continuity while identifying and implementing operational efficiencies, cost synergies, and integration of organizational processes to drive margin expansion.

We employ a regional operating model designed to improve speed and responsiveness to our customers across our businesses, empower leadership of our businesses to drive business performance and execute key decisions, and foster cross-functional sharing of best practices. This structure promotes a business-owner mindset among our individual business leaders and combines the personal attention of a small-to-medium sized company with the strength and support of an industry leader. It also allows each of our businesses to remain highly focused on best positioning itself within the categories in which it competes and reinforces strong accountability for operational and financial performance.

We operate our business under two primary operating segments, which are also our reportable segments:

- *Safety Services* – A leading provider of safety services in North America, Asia Pacific, and Europe, focusing on end-to-end integrated occupancy systems (fire protection solutions, Heating, Ventilation, and Air Conditioning ("HVAC"), and entry systems), including design, installation, inspection, and service of these integrated systems. The work performed within this segment spans across industries and facilities and includes commercial, education, healthcare, high tech, industrial, and special-hazard settings.

- *Specialty Services* – A leading provider of a variety of infrastructure services and specialized industrial plant services, which include maintenance and repair of critical infrastructure such as underground electric, gas, water, sewer, and telecommunications infrastructure. Our services include engineering and design, fabrication, installation, maintenance service and repair, retrofitting and upgrading, pipeline infrastructure, access and road construction, supporting facilities, and performing ongoing integrity management and maintenance to customers within the energy industry. Customers within this segment vary from private and public utilities, communications, healthcare, education, transportation, manufacturing, industrial plants and governmental agencies throughout North America.

Our Industry

The industries in which we operate are highly fragmented and comprised of national, regional, and local companies that provide services to customers across various end markets and geographies. We believe the following industry trends are affecting, and will continue to affect, demand for our services.

Increased Regulation. The life safety industry is highly regulated at the federal, state, and local levels and continuous regulatory changes, including mandated building codes and inspections and maintenance requirements, continue to generate increasing demand for our services, often on a recurring basis. Specifically, the Uniform Building Codes written by the National Fire Protection Association and the International Code Council regulate fire suppression and sprinkler systems. Among other things, these codes require testing, inspections, repair, maintenance and specific retrofits of building fire suppression and sprinkler systems, which generates recurring revenue related to those services. As these associations and government agencies continue to adopt new, more stringent regulations, the demand for our services increases.

Deferred Infrastructure Investment. Following several years of deferred investment, the aging United States ("U.S.") infrastructure system requires significant maintenance, repair and retrofit services which has spurred demand in our industry. State and local municipalities have deferred infrastructure spending for many years which has resulted in the need to rebuild or retrofit a large portion of the U.S. infrastructure. The Infrastructure Investment and Jobs Act signed into law on November 15, 2021 includes $550 billion of newly authorized infrastructure spending over the next 5 years.

Our Competitive Strengths

We believe that the following are our key competitive strengths:

Leading Market Positions in Diverse Set of Niche Industries. We believe that we are one of the go-to-market leaders in each of the niche industries we serve, including the industry leader in fire protection and sprinkler services, among the top five specialty contractors in North America, and a large provider of fire and security solutions in many of the international markets we serve. We believe that our revenue diversification across customers, end markets, geographies and projects, combined with our go-to-market strategy of selling inspection work first, regional approach to operating our businesses, operations in niche industries with strong cross-selling opportunities and recurring revenue potential, strong commitment to leadership development, long-standing customer relationships with a robust reputation in the industries we serve, and strong safety track record differentiates us from our competitors. As a result of our strong global brand recognition, we believe we have better access to new business opportunities, allowing us to maintain and advance our market share positions.

Repeat Revenue with Diverse Mix of Customers, End Markets, Geographies and Projects. We have repeat revenue from a diverse set of long-standing blue chip customers who are spread across a variety of end markets and geographies with low concentration. Many of our customers have high creditworthiness in a direct service relationship or contracting role, providing stable cash flows and a platform for organic growth. Service inspections are often required by legislation or insurance mandates, providing a strong recurring revenue stream. Our broad geographic footprint reaches over 500 locations throughout over 20 countries, and allows us to maintain relationships with local decision makers while also having the ability to execute multi-site services for national and international account customers.

Differentiated Business Model Focused on Growing Service Revenue. Our go-to-market strategy in life safety is to sell inspection work first, because we estimate that every dollar sold can lead to subsequent service work. In most cases, our inspection work is covered by statutory or insurance requirements. Nearly all facilities that have existing life safety systems are required by law to have that system inspected on an annual basis. This strategy differentiates us from our peers and ultimately creates a stickier client relationship that we believe leads to recurring revenue, higher margins, and growth opportunities.

Attractive Industry Fundamentals. We believe that the diversity of end markets we serve and the regulatory-driven demand for certain of our services will enable us to better withstand various economic cycles. We believe that the industries in which we operate are subject to increasingly complex and evolving regulatory environments and have experienced pent-up demand resulting from years of deferred maintenance and retrofit investment. We believe this presents attractive opportunities for us to drive growth in our businesses and enhance our market share positions.

Disciplined Acquisition Platform with History of Strategic Acquisitions. We have a disciplined acquisition platform through which we systematically target, execute, and integrate strategic acquisitions. Since 2005, we have completed over 90 acquisitions. Through our selective approach, we identify and assess companies that we believe align with our strategic priorities and demonstrate key value drivers such as culture, geography, end markets, client base, leadership, and service capabilities. Each of our businesses maintains its identity, reputation, customer relationships and culture following acquisition while benefiting from the resources of the APG network, which we believe is an important differentiator. Our acquired businesses benefit from direct access to the APG network, which facilitates organizational sharing of knowledge and best practices, increases collaboration across our businesses and develops cross-brand solutions which foster enhanced experience, quality, and efficiency.

Differentiated Leadership Culture and Operating Model. We believe that one of our core pillars of success is our distinct leadership development culture predicated on Building Great Leaders®, our cross-functional leadership development platform designed to enable independent company leadership, cultivate broad management skills, enhance organizational flexibility, and empower the next cohort of leaders across our businesses. This culture of investing in leadership development at all levels of the organization has created an empowered, entrepreneurial atmosphere which facilitates organizational sharing of knowledge and best practices and enables the development of cross-brand solutions and innovation. Another important initiative is our field-based leadership programs. We believe our approach to field leadership is different from our peers' field-based programs, which tend to focus on technical competence as opposed to leadership. Moreover, we employ a decentralized operating model which improves speed and responsiveness to customers in industries with strict requirements. This also empowers the leaders of our businesses to drive business performance and execute key decisions, while highlighting the significant focus we place on ensuring members of our team receive continuous investment in their development.

Resilient Business Model with Multiple Levers to Navigate Downturns. Our proactive approach to managing risk across our platform, recurring revenue services-focused business model, and highly variable cost structure provide significant flexibility to effectively navigate downturns. Our significant union labor force in the U.S. and subcontract labor force internationally allow us to flex our workforce capacity as market conditions dictate without incurring significant trailing costs or severance. Our average project duration is relatively short, which helps mitigate inflationary exposure to cost of goods sold or changes in labor expense that some peers may experience in an inflationary environment. Historically, we have managed inflationary pressure through cost efficiency and cost saving actions, when needed. We believe that our broad mix of customers across many sectors and strong recurring revenue streams help us mitigate the impact of economic downturns on our business. In a downturn we have multiple levers to pull to preserve cash due to a high proportion of variable costs.

Attractive Financial Performance and Strong Margin and Cash Flow Profile. We believe that, due to our differentiated operating model, diversified services offerings, historically strong organic growth, and disciplined acquisition strategy, we have an attractive financial performance profile. In addition, we support margin growth by leveraging our scale to benefit from procurement savings resulting from enhanced purchasing power and serving higher-margin, niche industries. We also have a stable cash flow profile driven by our focus on recurring services-based revenue and our asset-light business model, which requires minimal ongoing capital expenditures (which are typically approximately 1.5% of total net revenues). The mission-critical nature of our services and regulatory-driven inspection requirements provide predictable, recurring revenue stream opportunities. Maintenance and services revenues are less cyclical, and are reasonably recurring due to the consistent renewal rates and deep customer relationships.

Our Business Strategy

We intend to continue to grow our businesses, both organically and through acquisitions, and advance our position in each of the markets we serve by pursuing the following integrated business strategies:

Drive Organic Growth. We believe that we can continue to grow our businesses organically and capture additional market share across each of our segments by focusing on growing maintenance, inspection, monitoring, and service revenue and maximizing cross-selling opportunities.

- *Grow Maintenance, Inspection, and Service Revenue* - We believe that we can drive substantial organic growth by focusing on growing our maintenance, inspection, and service revenue, which is a component of our business in each of our segments. We plan to capitalize on our broad base of installed projects, cross-selling opportunities, and customer relationships to continue to grow maintenance, inspection, and service revenue.

- *Maximize Cross-Selling Opportunities* - With diverse businesses, a broad reach across a variety of different industries, geographies, and end markets and a culture of collaboration, we believe that we have significant cross-selling opportunities to service more of the project life cycle and, once a project is completed, to continue to grow attractive recurring revenue streams.

Accelerate Growth through Acquisitions. We have a well-established acquisition platform with a track record of executing accretive acquisitions through our selective approach to targeting and assessing potential acquisitions that we believe align with our values and strategic priorities. We have a disciplined acquisition platform through which we systematically target, execute, and integrate strategic acquisitions. We believe that the markets in which we operate, which are expanding internationally, are fragmented and lend themselves to continued opportunistic acquisitions. We have grown, and plan to continue to drive growth, through accretive acquisitions, targeting businesses in our existing segments and those complementary to our service offerings.

Continue to Foster Leadership Development throughout All Levels and Geographies of the Organization. We plan to continue to invest in and support our leadership development culture through our Building Great Leaders® platform, which we believe will continue to empower the leaders across our businesses, drive business performance and create future cross-selling opportunities. Our programmatic training and development curriculum focuses on a range of topics from enhancing technical capabilities to developing soft skills, and decision-making training to enable independent company leadership. We believe that this culture will continue to support our decentralized operating model, which combines the personal attention of a small-to-medium sized company with the strength and support of an industry leader.

Leverage Our Scale and Services Portfolio. We believe that we can grow our businesses and increase our market position by leveraging our scale and broad portfolio of services offerings to capitalize on demand for single-source national and international providers. For example, we plan to focus on expanding national and international accounts and further developing an entity-wide purchasing program to realize the benefits from volume discounts and vendor pricing. We plan to leverage our industry-leading positions and the leadership across our businesses to capture growth opportunities across each of our segments. In addition, our increasing international footprint enhances our services platform with complementary offerings and cross-selling opportunities.

Customers

We have long-standing relationships with many customers in each of the industries we serve. We serve customers in both the public and private sectors, including commercial, industrial, distribution and fulfillment centers, manufacturing, education, healthcare, telecom, utilities, transmission, high tech, entertainment, and government. Our customers range from Fortune 500 companies with diverse, worldwide operations to single-location companies. We have low customer concentration with no single customer accounting for more than 5% of our total net revenues for 2022.

Our focus on providing high quality service promotes deep, long-term relationships with our customers which often results in continued opportunities for new business and a reliable source of recurring revenue for ongoing inspection, maintenance, and monitoring services. We often provide services under master service and other service agreements, which can be multi-year agreements, subject to earlier termination. The remainder of our work is generated pursuant to contracts for specific projects or jobs that require shorter-term services.

Customers are billed with varying frequency, the timing of which is generally dependent upon advance billing terms, milestone billings based on completion of certain phases of the work, or when services are provided. Under the typical payment terms of master and other service agreements and contracts for specific projects, the customer makes progress payments based on quantifiable measures of performance as defined in the agreements. Some of our contracts include retainage provisions, under which a portion of the contract amount can be retained by the customer until final contract settlement.

Government Regulation and Environmental Matters

Our business activities are subject to regional, national, state, and local laws and regulations in each country in which we conduct business. These laws and regulations involve matters including compliance with codes or regulations governing our services, licensing and certification requirements, environmental and substance control, workplace safety, privacy, data use, data security and protection of personal information, data storage and retention, biometrics, intellectual property, advertising, marketing, distribution, electronic contracts and other communications, competition, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and financial services. In some cases, laws and regulations outside of the U.S. impose different obligations or are more restrictive than those in the U.S.

These regulations are administered by various regional, national, state, and local health and safety and environmental agencies and authorities. While we cooperate with governmental authorities and take reasonable measures to meet regulatory requirements, certain of these risks are inherent in the operation of our business irrespective of regulatory compliance. Failure to comply with these laws and regulations may involve civil and criminal liability. We are also subject to a wide range of reporting, licensure, certification, and compliance requirements as prescribed by various multi-national, national, state, and local governmental bodies or agencies, for example, individual or corporate licensing requirements or certifications that qualify us to perform the services we offer. We believe we have all required licenses to conduct our business activities and are in substantial compliance with applicable regulatory requirements. Expenditures relating to such regulations are made in the normal course of our business and are neither material nor place us at any competitive disadvantage. We do not currently expect that compliance with such laws and regulations will require us to make material expenditures. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

We are subject to various national, state, and local labor and employment laws and regulations which govern minimum wage and hour requirements, overtime, working conditions, mandatory benefits, health and social insurance, statutory notice periods and other employment-related matters, duties and obligations. Additionally, a large portion of our business uses labor that is provided under collective bargaining agreements or is subject to works council processes. As such, we are subject to national and local laws and regulations related to unionized labor and collective bargaining.

We also are subject to various environmental laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment or potential liability for harm to persons or property. Under certain of these laws and regulations, liabilities can be imposed for cleanup of properties, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our business. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations. Our contracts with customers may also impose liabilities on us regarding environmental issues that arise through the performance of our services. Additionally, under some legal theories of recovery applicable to claims for personal injury or property damage, liability could be imposed in connection with allegedly hazardous substances on a market share basis, eliminating the need for claimants to prove a direct relationship between the injury and our business operations. From time to time, we may incur costs and obligations related to environmental compliance and/or remediation matters or claims related to hazardous substances.

Effect of Seasonality and Cyclical Nature of Business

Our net revenues and results of operations can be subject to variability stemming from seasonal and other variations. Seasonal variations can be influenced by weather conditions impacting customer spending patterns, contract award seasons, and project schedules, as well as the timing of holidays. Consequently, net revenues for our businesses are typically lower during the first and second quarters due to the prevalence of unfavorable weather conditions within our North America companies, which can cause project delays and affect productivity.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large projects can create fluctuations in net revenues.

Competitive Environment

We operate in industries which are highly competitive and highly fragmented. There are relatively few barriers to entry in many of the industries in which we operate, and as a result, any organization that has adequate financial resources and access to technical expertise could become a competitor. In each of our segments, we compete with a number of companies, ranging from small, owner-operated businesses operating in narrow geographic regions to large companies with national and international scale who have significant financial, technical, and marketing resources.

We compete based on a variety of factors, including price, service, technical expertise and experience, quality, safety record, response time, and reputation for customer service. A portion of our revenue is derived from agreements with customers that contain fixed price or per unit terms, and price is often an important factor in the contract award process for such work. However, we believe our customers also consider a variety of other factors, including those described above, when selecting a service provider, and we believe that our technical capabilities, broad geographic reach, and skilled labor force enable us to compete against our larger competitors.

Supply

We have multiple supply sources in various markets at competitive pricing for substantially all of our raw material and installed components. The raw materials and various purchased components we use such as piping, steel, sheet metal, fire suppression/detection components, and HVAC equipment have generally been available in sufficient quantities in a timely manner. We rely on multiple third-party manufacturers as a source for pre-fabricated goods or system components. Historically we have been able to mitigate commodity cost exposure by purchasing or price locking commodities early for particular projects, as well as selectively using time or market-based escalation provisions in proposals and contracts. While we have experienced some impacts on our supply chain to date, they have only impacted longer term contracts within our business, which are not significant. We do not anticipate experiencing significant procurement challenges, as the purchases of required materials can be sourced from multiple sources; however, tariffs or other changes in international trade relations or other factors such as the impact of pandemics, could result in limited availability of or increased costs for some materials.

Sales and Marketing

Our success depends on developing and maintaining successful long-term relationships with key customers in each of the industries we serve. We intend to continue our emphasis on developing and maintaining long-term relationships with our customers by providing reliable, high-quality service in a professional manner. We believe we can continue to leverage specific technical and marketing strengths at the individual business-level to expand the services offered in each business's market. Our culture of collaboration across our businesses provides significant cross-selling opportunities to leverage our current project base, existing relationships and professional expertise to provide additional services to our existing customers. In North America, we provide a single point of contact for customers with a regional or national portfolio of properties through our National Service Group ("NSG") team within our Safety Services segment, which enhances our understanding of customers on a national scale and allows us to build more meaningful relationships with our customers. Through our NSG team, we are able to quickly and efficiently allocate resources to meet customer needs.

Insurance and Legal Proceedings

The primary insured risks in our operations are bodily injury, property damage and workers' compensation injury. We are insured for workers' compensation, employer's liability, auto liability, general liability, employee group health insurance, property damage or loss, business interruption, cyber incidents, pollution liability, professional liability, as well as for other business risks and retain the risk for claims resulting from uninsured deductibles or retentions per-incident or occurrence. Because we have very large deductibles or retentions, the vast majority of our claims are paid by us, so as a practical matter we self-insure the great majority of these risks. Losses under all of these insurance programs are accrued based upon our estimate of the likely ultimate liability for claims reported and an estimate of claims incurred but not reported ("IBNR"), with assistance from third-party actuaries. In addition, in connection with the Chubb Acquisition, we agreed to accept the risk on certain pending claims against Chubb and certain IBNR claims. We estimated the exposure to loss presented by such claims with the assistance of third-party actuaries and negotiated an adjustment to the purchase price in connection with these anticipated costs and have made associated accruals. These insurance liabilities and liabilities for the Chubb claims are difficult to assess and estimate due to unknown factors, including the severity of an injury, the extent of damage, the determination of our liability, if any, in proportion to other parties and the number of incidents not reported. The accruals are based upon known facts, historical trends and industry averages using the assistance of an actuary to project the extent of these obligations, and management believes such accruals are adequate.

Human Capital Management

Our number one value and priority is the safety, health and well-being of all of our employees. Our employees are critical to the execution of our strategies and achieving business success. As of December 31, 2022, we had approximately 26,000 employees, of which approximately 13,000 were represented by unions and were subject to various collective bargaining agreements. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees covered by collective bargaining agreements are in good standing.

Talent Development and Employee Engagement

We believe our success in attracting and retaining qualified employees will be based on the quality of our training, leadership development and opportunities for growth and advancement. We offer multiple accelerated development programs focusing on advancing the business and leadership skills of employees. Our field-based leadership has the opportunity to participate in a development program focused on building foundational leadership skills. In addition, we offer less structured tools and opportunities for development, including individual development plans, executive coaching, strategic leadership advisory services and on-demand learning opportunities hosted on our learning management platform, our intranet site and through podcasts.

We believe that a culture where every employee can grow, thrive, and feel they belong is a differentiator and enables us to attract and retain employees who also build inclusive relationships with our customers. We are committed to all dimensions of diversity including gender identity, race, sexual orientation, ability, backgrounds, and beliefs. We are building and evolving our culture of inclusion through our day-to-day work through our leadership, learning and development.

We monitor employee engagement through periodic engagement assessments and provide recommendations for follow up based on this work. Our continued success will depend, in part, on our ability to continue to attract, motivate, retain and reward high-quality, skilled employees.

Health & Safety

We have a safety culture that is grounded in our commitment to zero incidents. We have established safety standards covering the risks particular to our business, deployed through specific training and monitored by country-level inspection programs. The aim of these programs is to ensure that all employees are aware of and comply with safety standards we have established and all applicable laws, regulations and other requirements in the countries and jurisdictions in which we operate. We have implemented our safety program, STEPS (Striving Toward Excellence and Professionalism in Safety), within North America which promotes safety culture awareness throughout our operations. Outside of North America, we have established a security program, SAFE (Scan, Assess, Fix, Execute) which is linked to the need for preventive actions before starting work. In addition, we have multiple programs geared towards increasing everyone's awareness of our safety culture and to empower employees to stop work if risks are unmanageable. We are currently very focused on improving our fleet performance through defensive driver training, fleet technology, and company fleet assessments. Additionally, we participate in an annual Safety Week which includes activities designed to elevate safety awareness, and we hold an annual competition to acknowledge and reward businesses exhibiting excellence in safety. Our team of over one hundred safety professionals support the operations in each business to ensure industry safety standards are met and audits by safety professionals or certified organizations are utilized to assess the maturity of our safety management systems.

Our rate of incidents recordable under the standards of the U.S. Occupational Safety and Health Administration ("OSHA") per one hundred employees per year, also known as the OSHA recordable rate, was 1.0 during 2022 and 1.3 during 2021, respectively. Our rate of 1.0 is considerably less than the most recently published OSHA rate for our industry of 2.5.

Competitive Pay, Benefits and Total Rewards and Practices

Our total rewards philosophy is designed to align the compensation of our employees with Company financial results and individual performance, and to provide the appropriate market-competitive pay to attract, retain and incentivize employees to achieve superior performance. We offer a comprehensive, competitive portfolio of health, financial and well-being benefits aligned with market practice and legal requirements in each country in which we operate. Our benefit programs support our employees bringing their best self to work as they support their mental, physical, and financial needs and goals.

Executive Officers

Set forth below is certain information relating to our current executive officers.

Name	Age	Title
Russell A. Becker	57	Chief Executive Officer and President
Kevin S. Krumm	48	Executive Vice President and Chief Financial Officer
Louis B. Lambert	47	Senior Vice President, General Counsel and Secretary
Kristina M. Morton	48	Senior Vice President and Chief People Officer

Russell A. Becker has served as a director of the Company since October 2019. Mr. Becker joined APi Group, Inc. in 2002 as its President and Chief Operating Officer and became its Chief Executive Officer in 2004. Prior to leading APi Group, Inc., Mr. Becker served in a variety of roles at The Jamar Company, a subsidiary of APi Group, Inc., including as a Manager of Construction from 1995 to 1997 and as President from 1998 until he joined APi Group, Inc. in 2002. Mr. Becker served as a project manager for Ryan Companies from 1993 to 1995 and as a field engineer with Cherne Contracting from 1991 to 1993. Since July 2017, Mr. Becker has served on the board of directors of Liberty Diversified Industries and since January 2019 has served on the board of directors for Marvin Companies, each a private company. Mr. Becker also serves on the advisory board for the Construction Management Program at Michigan Technical University.

Kevin S. Krumm has served as Executive Vice President and Chief Financial Officer of the Company since September 2021. Prior to joining the Company, Mr. Krumm served as Corporate Treasurer and Senior Vice President of Global Business Services for Ecolab, Inc. During his 15-year tenure there, he also held roles leading the Industrial segment finance team, regional finance teams in Europe, the Middle East and Africa, Asia and Latin America and leading international integration efforts for a major acquisition. Mr. Krumm began his career in public accounting working for consulting firms PwC, Arthur Andersen and Deloitte with a heavy emphasis on M&A/corporate finance. Mr. Krumm earned his bachelor's degree from the University of Northern Iowa and his master's degree in Business Administration from the University of Chicago Booth School of Business.

Louis B. Lambert has served as Senior Vice President, General Counsel and Secretary of the Company since July 2022. Most recently, Mr. Lambert was Vice President and Assistant General Counsel for Polaris Inc., a powersports manufacturing company. Prior to joining APi, Mr. Lambert served as vice president, legal, and assistant secretary of Polaris Inc., where he had responsibility for corporate governance, SEC compliance, M&A, executive compensation, and was general counsel for multiple global business units. Prior to that, Mr. Lambert held increasingly senior legal roles at 3M Company and then General Mills, where he focused on global M&A, joint ventures, and various general counseling roles. Mr. Lambert began his career as an associate at Faegre & Benson (now Faegre Drinker) in its corporate finance group. Mr. Lambert earned his JD from Rutgers School of Law—Newark and a bachelor's degree from the University of Michigan in Ann Arbor.

Kristina M. Morton has served as Senior Vice President and Chief People Officer of the Company since February 2022. Prior to joining the Company, Ms. Morton served as Vice President, Human Resources, Supply Chain and Global Operations for General Mills. During her 23-year tenure at General Mills, she also held roles in marketing, sales and supply chain, most recently leading 175 human resources professionals that supported 20,000 employees globally across 45 manufacturing facilities, in the U.S. and Europe. Ms. Morton earned her bachelor's degree from the University of St. Thomas and her master's degree from the University of Minnesota.

Available Information

Our internet website address is www.apigroupcorp.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act and proxy statements for our annual meeting of stockholders, as soon as reasonably practicable after each such material is electronically filed with or furnished to the SEC. The SEC also makes available at www.sec.gov reports, proxy and information statements and other information filed by issuers with the SEC, such as the Company.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

We have expanded our international operations, which subjects us to economic, political and other risks.

With the Chubb Acquisition in January 2022, our international operations have been greatly expanded. We have significantly expanded our pre-Chubb Acquisition presence in Europe and Canada (including in the United Kingdom ("U.K.") and the Netherlands), and we have acquired ongoing operations in new markets across Europe and the Asian-Pacific region (including France, Australia, and Hong Kong).

Approximately 38% of our revenue was derived from areas outside the United States for the year ended December 31, 2022. Accordingly, our business is and will in the future be subject to risks associated with doing business internationally, including:

- laws and regulations that dictate how we conduct business;

- changes or instability in a specific country's or region's political or economic conditions, including inflation or currency devaluation;

- political, financial market or economic instability relating to epidemics or pandemics;

- laws and regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

- changes to existing or new domestic or international tax laws;

- trade protection measures, such as tariff increases, and import and export licensing and control requirements;

- potentially negative consequences from fluctuations in foreign currency exchange rates;

- difficulties repatriating income or capital, whether due to temporary blocking, taxes, tariffs or otherwise, where income from work outside the United States in non-U.S. dollars exceed our local currency needs;

- expropriation and governmental regulation restricting foreign ownership or requiring reversion or divestiture;

- laws and regulations governing our employee relations, including occupational health and safety matters and employee compensation and benefits matters;

- our ability to comply with, and the costs of compliance with, anti-bribery laws such as the Foreign Corrupt Practices Act and similar local anti-bribery laws;

- uncertainties regarding legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, and delays in the judicial process; and

- difficulty in recruiting and retaining trained personnel in our international operations.

In addition, applicable U.S. and non-U.S. anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act ("FCPA") and the U.K. Bribery Act, generally prohibit us from, among other things, corruptly making payments for the purpose of obtaining or retaining business. We pursue opportunities in certain parts of the world and in certain industries that may experience corruption, and in certain circumstances, compliance with these laws may conflict with longstanding local customs and practices. Our policies mandate compliance with all applicable anti-corruption laws. We have policies and procedures designed to ensure that our employees and intermediaries who work for us outside the United States comply with these laws, and we otherwise require such employees and intermediaries to comply with these laws. However, there can be no assurance that such policies, procedures and other requirements will protect us from liability under the FCPA or other similar laws for actions taken by our employees or intermediaries; moreover, detecting, investigating and resolving actual or alleged violations of such laws is expensive and could consume significant time and attention of our senior management, in-country management, and other personnel. Liability for such actions could result in severe criminal or civil fines, penalties, forfeitures, disgorgements or other sanctions. This in turn could have a material adverse effect on our financial condition, results of operations, and cash flows.

We are a decentralized company and place significant decision-making authority with our subsidiaries' management, supported by certain integrated policies and processes.

We believe our practice of conferring significant authority upon the management of our subsidiaries has been important to our successful growth and has allowed us to be responsive to opportunities and to our customers' needs. We seek to maintain business continuity within our subsidiaries while identifying and implementing operational efficiencies, cost synergies, and integration of organizational processes across these companies. This balance presents certain risks, including the risk we would be slower to identify a misalignment between a subsidiary's and our overall business strategy or shared processes. If an operating subsidiary fails to follow our shared company policies and processes, including those relating to compliance with applicable laws, we could be subjected to risks of noncompliance with applicable regulations.

As part of our business, we have entered into joint venture arrangements and likely will continue to do so. Our participation in joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

The purpose of our joint ventures is typically to combine skills and resources to allow for the proposing on and performance of particular projects. Success of these jointly performed projects can be adversely affected by the performance of our joint venture partners, over whom we may have little or no control. Differences in opinions or views between us and our joint venture partners could result in delayed decision-making or failure to agree on material issues that could adversely affect the business and operations of our joint ventures. Additionally, the failure by a joint venture partner to comply with applicable laws, regulations or client requirements could negatively impact our business.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from claims or lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if our partners experience cost overruns or project performance issues that we are unable to adequately address, the customer may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit or increase our loss on a project.

Improperly managed projects or project delays may result in additional costs or claims against us, which could have a material adverse effect on our financial condition, operating results, and cash flows.

The quality of our performance on any given project depends in large part upon the ability of the project manager(s) to manage relationships and the project itself and to timely assert contractual remedies and deploy appropriate resources, including both third-party contractors and our own personnel. Our results of operations, cash flows and liquidity could be adversely affected if a project manager or our personnel miscalculate the resources or time needed to complete a project with capped or fixed fees, or the resources or time needed to meet contractual milestones. Additionally, delays on a particular project, including delays in designs, engineering information or materials provided to us by the customer or a third party, delays or difficulties in equipment and material delivery, schedule changes, delays from failure to timely obtain permits or rights-of-way or to meet other regulatory requirements, weather-related delays, governmental, industry, political and other factors, some of which are beyond our control, could result in cancellations or deferrals of project work, which could lead to a decline in revenue, or, for project deferrals, could cause us to incur costs for standby pay, and could lead to personnel shortages on other projects scheduled to commence at a later date.

RISKS RELATED TO ACQUISITIONS

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

We expect to continue to evaluate the acquisition of strategic businesses, service lines, and technologies with the potential to strengthen our industry position or enhance our existing offerings. However, we cannot assure you that we will identify or successfully complete suitable acquisitions in the future or that completed acquisitions will be successful. Acquisitions that do not achieve the intended strategic or operational benefits could adversely affect our operating results and may result in an impairment charge.

Under certain circumstances, it may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Acquisitions and investments may involve significant cash expenditures, the incurrence of debt, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including: (i) diversion of management's time and attention from daily operations; (ii) difficulties integrating acquired businesses, technologies and personnel into our business; (iii) inability to obtain required regulatory approvals; (iv) inability to obtain required financing on favorable terms or, if so obtained, risks associated with incurrence of additional indebtedness; (iv) potential loss of key employees, key contractual relationships, or key customers of acquired companies or from our existing businesses; and (v) assumption of the liabilities and exposure to unforeseen liabilities of acquired companies (including environmental, employee benefits, safety and health and third party property and casualty liabilities). Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We may not realize the expected benefits of the Chubb Acquisition because of integration and transition difficulties or other challenges.

On January 3, 2022, we closed the Chubb Acquisition. The success of the Chubb Acquisition depends, in part, on our ability to successfully integrate and operate the Chubb business in conjunction with our existing life safety businesses and transition from the services and systems provided by the seller. While we successfully separated from Carrier as of December 31, 2022, the separation process has been complex, costly and time-consuming. While we have largely been successful in replacing services provided by the seller in the Chubb Acquisition with capabilities and systems within APG or third parties, integrating legacy Chubb, new third party systems with APG's current systems could pose operational challenges that impact the business. The potential difficulties of integrating the operations of the Chubb business include, among others:

- implementing our business plan and strategy for the business;

- continued unanticipated issues in integrating personnel, operations, systems and technology infrastructure, particularly after the end of the transitional services provided by the seller;

- coordinating geographically dispersed organizations;

- changes in applicable laws and regulations or conditions imposed by regulators;

- deploying internal controls over financial reporting;

- operating risks inherent in the Chubb business and our existing life safety businesses; and

- realizing the expected synergies from the Chubb Acquisition.

We may not accomplish the integration of the Chubb business smoothly, successfully or within the anticipated costs or timeframe. We have incurred and expect to incur additional non-recurring costs associated with the integration of Chubb into our business. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems implementation or consolidation costs, severance and other potential employment-related costs, including severance payments that may be made to certain Chubb employees. In addition, the Chubb business may not meet our expectations, causing our financial results to differ from our own or the investment community's expectations. Any of these factors could have a negative effect on our financial condition, results of operations, and cash flows.

FINANCIAL RISKS

Adverse developments in the credit markets could adversely affect the funding of significant projects and therefore reduce demand for our services.

Adverse developments in the credit markets, including reduced liquidity or rising interest rates, could reduce the availability of funding for large capital projects that require our services. Volatility in the credit and equity markets could reduce the availability of debt or equity financing for significant projects, causing a reduction in capital spending, which could materially and adversely affect our financial condition, results of operations, and cash flows.

We may need additional capital in the future for working capital, capital expenditures or acquisitions, and we may not be able to access capital on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to generate cash is essential for the funding of our operations and the servicing of our debt. If existing cash balances and cash generated from operations together with the borrowing capacity under our Credit Facilities are not sufficient to make future investments, make acquisitions or provide needed working capital, we may require financing from other sources. Our ability to obtain such additional financing in the future will depend on a number of factors including prevailing capital market conditions, conditions in our industry, and our operating results. If additional funds were not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.

Our use of revenue recognition over time could result in a reduction or reversal of previously recorded revenue or profits.

A significant portion of our revenue is recognized over time by measuring progress toward complete satisfaction of performance obligations in the proportion that our actual costs bear to our estimated contract costs at completion. The earnings or losses recognized on individual contracts are based on estimates of contract revenue, costs and profitability. We review our estimates of contract revenue, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced, claims against the customer for increased costs incurred by us due to customer induced delays and other factors, or other changes in facts and circumstances that require modifications to estimated costs. Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. As a result of the requirements of over time revenue recognition, the possibility exists, for example, that we could have estimated and reported a profit or loss on a contract over several periods and later determined that all or a portion of such previously estimated and reported profits or losses were overstated or understated. If this occurs, the full aggregate amount of the overstatement or understatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits or losses from other contracts that would have otherwise been reported in such period or potentially resulting in a loss or gain being reported for such period. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill and identifiable intangible assets for impairment each year, or more frequently if circumstances suggest an impairment may have occurred.

While we believe we have made reasonable estimates and assumptions to calculate the fair values of our reporting units which were based on facts and circumstances known at such time, it is possible that existing or new events may result in forecasted cash flows, revenue and earnings that differ from those that formed the basis of our estimates and assumptions, which could be materially different from our estimates and assumptions. Any impairment in the value of our goodwill would have an adverse non-cash impact on our results of operations and reduce our net worth. As of December 31, 2022, we had goodwill of $2,382 million, which is maintained in various reporting units.

Additionally, we have a significant amount of identifiable intangible assets and fixed assets that could also be subject to impairment. If we determine that a significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, we could be required to write off a portion of our assets, which could adversely affect our financial condition or results of operations.

In connection with our preparation of our consolidated financial statements for the years ended December 31, 2022, 2021, and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As previously disclosed in its Annual Reports on Form 10-K for the years ended December 31, 2021 and 2020, management identified material weaknesses related to our internal control over financial reporting. Management has taken meaningful steps to improve our internal control over financial reporting to remediate the previously reported material weaknesses; however, certain IT general controls and process level controls were implemented late in 2022. As a result and in connection with our preparation of our consolidated financial statements herein for the year ended December 31, 2022, we and our independent registered public accounting firm identified a material weakness over user access controls related to an information technology system and a material weakness related to the ineffective operation of process level controls over revenue recognition. Under standards established by the United States Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. If we fail to remediate the material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

As anticipated, a remediation effort of this magnitude takes multiple years to complete and we have made significant progress in 2021 and 2022 with our multi-year remediation plans. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable when required in the future to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected, and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our substantial indebtedness may adversely affect our cash flow and our ability to operate our business and fulfill our obligations under our indebtedness.

As of December 31, 2022, on a consolidated basis, we had $2,212 million in principal amount of debt outstanding under our credit facilities, $614 million of senior notes, and other indebtedness totaling approximately $6 million.

Our substantial indebtedness could have significant effects on our operations. For example, it may:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends, innovation, and other general corporate purposes;

- cause credit rating agencies to view our debt level negatively;

- increase our vulnerability to general adverse economic and industry conditions;

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

- limit our ability to make strategic acquisitions, introduce new technologies or pursue business opportunities; and

- place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the Credit Agreement governing the credit facilities contains covenants that restrict our operations. These covenants restrict, among other things, our ability to incur additional debt, grant liens, pay cash dividends, enter new lines of business, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. These restrictions could limit our ability to plan for or react to market conditions, meet extraordinary capital needs or otherwise take actions that we believe are in our best interest. Further, a failure by us to comply with any of these covenants and restrictions could result in an event of default that, if not waived or cured, could result in the acceleration of all or a substantial portion of the outstanding indebtedness thereunder. In addition, subject to the restrictions in the agreements that govern the Credit Agreement, if we incur substantial additional indebtedness (including secured indebtedness) in the future, these risks will be exacerbated.

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities, and our future debt level may limit our future financial and operating flexibility.

The Credit Agreement governing the credit facilities prohibits distributions on, or purchases or redemptions of, securities if any default or event of default is continuing. In addition, it contains various covenants limiting our ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of our assets or enter into a merger or consolidation. The Credit Agreement governing the credit facilities also treats a change of control as an event of default and also requires us to maintain certain leverage ratios.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, our operating and financial performance, the amount of our current maturities and debt maturing in the next several years, and by prevailing credit market conditions. Moreover, if lenders or any future credit rating agency downgrade our credit rating, then we could experience increases in our borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness, be unable to receive open credit from our suppliers and trade counterparties, be unable to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil and natural gas markets or suffer a reduction in the market price of our common stock. If we are unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to pay cash distributions at expected rates.

Higher interest rates increase the interest costs on our credit facilities and on our other floating rate indebtedness and could impact adversely our ability to refinance existing indebtedness or to sell assets.

Interest payments for certain of our indebtedness, including borrowings under the credit facilities are based on floating rates. As a result, an increase in interest rates will reduce our cash flow available for other corporate purposes.

Higher interest rates could also limit our ability to refinance existing indebtedness and increase interest costs on any indebtedness that is refinanced. We have and may continue to enter into agreements such as floating-to-fixed interest rate swaps, caps, floors and other hedging contracts in order to hedge against the cash flow effects of changes in interest rates for floating rate debt. As of December 31, 2022, the Company had $1,120 million notional amount outstanding in interest rate swap agreements, which includes an aggregate $400 million notional amount of forward-starting swaps that commence in January 2023 and a four-year $720 million notional swap that exchanges a variable rate of interest for a fixed rate over the term of the agreement. However, we may not maintain interest rate swaps with respect to all of our floating rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. In addition, these agreements expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We are effectively self-insured against many potential liabilities.

We are insured through a wholly-owned insurance captive and third party carriers. We maintain insurance policies covering a broad range of risks, including automobile liability, general liability, property risk, employer liability, workers' compensation, employee group health, business interruption, professional liability and other typical business coverages, and coverage for limited cyber incidents and pollution liability. If any of our insurance carriers default on their obligations to provide insurance coverage by reason of its insolvency or for other reasons, our exposure to claims would increase and our profits would be adversely affected.

Certain of our coverages are subject to large deductibles or have high self-insured retention amounts, our policies do not cover all possible claims, and certain legacy risks at Chubb were assumed without insurance coverage. Accordingly, we are effectively self-insured for a substantial number of actual and potential claims. Additionally, if our estimates of liability for current or IBNR claims are substantially undervalued, we may incur unexpected losses higher than our reserves which we believe are adequate.

Our estimates and accruals for unpaid claims and expenses are based on known facts, historical trends, industry averages, and reasonable estimates of future expenses, utilizing the assistance of third-party actuaries. We believe our accruals are adequate. The determination of such estimated liabilities and their appropriateness are reviewed and updated at least quarterly. In connection with the Chubb claims, we estimated the exposure to loss presented by such claims, negotiated an adjustment to the purchase price in connection with these anticipated costs and made associated accruals. However, claims liabilities are difficult to assess and estimate due to many relevant factors, the effects of which are often unknown, including the severity of an injury or damage, the determination of liability in proportion to other parties, the timeliness of reported claims, the effectiveness of our risk management and safety programs and the terms and conditions of our insurance policies. Additionally, unknown or changing trends, risks or circumstances, such as increases in claims, a weakening economy, increases in medical costs, changes in case law or legislation, or changes in the nature of the work we perform, could render our current estimates and accruals inadequate. If our estimates materially diverge from our realized liabilities, adjustments to our balance sheet may be required and these increased liabilities would be recorded in the period that the experience becomes known.

RISKS RELATED TO OUR CONTRACTS

We may not accurately estimate the costs associated with services provided under fixed price contracts, which could impair our financial performance.

A portion of our agreements with customers contain fixed price terms. Under these contracts, we typically set the price of our services on a per unit or aggregate basis and assume the risk that costs associated with our performance may be greater than what we estimated. We also enter into contracts for specific projects or jobs that require the installation or construction of an entire infrastructure system or specified units within an infrastructure system, many of which are priced on a fixed price or per unit basis. Profitability for these contracts will be reduced if actual costs to complete a project exceed our original estimates. If estimated costs to complete the remaining work for a project exceed the expected revenue to be earned, the full amount of any expected loss is recognized in the period the loss is determined. Our profitability on these contracts is therefore dependent upon our ability to accurately estimate the costs associated with our services and our ability to execute in accordance with our plans. A variety of factors could negatively affect these estimates, including changes in expected productivity levels, conditions at work sites differing materially from those anticipated at the time we propose on the contract, and higher than expected costs of labor and/or materials. These variations, along with other risks inherent in performing fixed price contracts, could cause actual project results to differ materially from our original estimates, which could result in lower margins than anticipated, or losses, which could reduce our profitability, cash flows and liquidity.

A portion of our contracts allocate the risk of price increases in supplies to us.

For certain contracts, including where we have assumed responsibility for procuring materials for a project, we are exposed to market risk of increases in certain commodity prices of materials, such as copper and steel, which are used as components of supplies or materials utilized in all of our operations. In addition, our customers' capital budgets may be impacted by the prices of certain materials. These prices could be materially impacted by general market conditions and other factors, including U.S. trade relationships with other countries or the imposition of tariffs. We are also exposed to increases in energy prices, including as they relate to gasoline prices for our rolling-stock fleet of approximately 18,500 vehicles. Additionally, the price of fuel required to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control. Any increase in fuel costs could materially reduce our profitability and liquidity to the extent we are not able to adjust our pricing for such expenses. While we believe we can increase our prices to adjust for some price increases in commodities, there can be no assurance that price increases of commodities would be recoverable. Additionally, some of our fixed price contracts do not allow us to adjust our prices and, as a result, increases in material or fuel costs could reduce our profitability with respect to such projects.

Some of our subsidiaries are government contractors, and they are subject to complex rules and regulations governing government contractors, and their contracts with government entities are subject to audit. Violations of the applicable rules and regulations could result in a subsidiary being barred from future government contracts.

Government contractors must comply with many regulations and other requirements that relate to the award, administration and performance of these contracts, and government contracts are subject to audit. A violation of these laws and regulations could result in imposition of fines and penalties, the termination of a government contract or debarment from proposing on government contracts in the future. Further, despite our decentralized nature, a violation at one of our locations could impact other locations' ability to propose on and perform government contracts. Additionally, because of our decentralized nature, we face risks in maintaining compliance with all local, state and federal government contracting requirements. Prohibition against proposing on future government contracts could have an adverse effect on our consolidated financial condition and results of operations.

Our backlog is subject to reduction or cancellation, and revenues may be realized in different periods than initially reflected in our backlog.

Our backlog includes the estimated unsatisfied performance obligations associated with the services to be performed under customer contracts. These estimates are based on contract terms and evaluations regarding the timing of the services to be provided. In many instances, our customers are not contractually committed to procure specific volumes of services under a contract. Revenue estimates reflected in our backlog can be subject to change due to a number of factors, including contract cancellations and contract changes made by our customers to the amount or nature of the work actually performed under a contract. As a result, our backlog as of any particular date is an uncertain indicator of the amount of or timing of future revenues and earnings.

RISKS RELATED TO OUR WORKFORCE

Our unionized workforce and related obligations could adversely affect our operations.

As of December 31, 2022, approximately 49% of our employees were covered by collective bargaining agreements in the U.S. or similar employment and labor obligations in other countries in which we conduct business. The terms of these agreements limit our discretion in the management of covered employees and our ability to nimbly implement changes to meet business needs. In addition, our employees in certain countries in Europe are subject to works council arrangements, exposing us to potential delays in implementing changes, works council claims and litigation. There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, including through an acquisition of a business whose employees are subject to such an agreement. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future. In the current inflationary environment, negotiations over union wage rates or increase in benefits may slow or derail contract renegotiations, which may lead to potential strikes or work stoppages. Strikes or work stoppages could adversely impact relationships with our customers and could cause us to lose business and experience a decline in revenues. Our ability to complete future acquisitions also could be adversely affected because of our union status. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some acquisition targets may decline to become affiliated with a union-based company. Moreover, certain of our customers, where permissible by law, may require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized, which could negatively affect our financial condition, results of operations and cash flows.

Our pension commitments and obligations to make cash contributions to meet our obligations in certain pension plans subject us to risks.

Certain collective bargaining agreements in the U.S. require us to participate with other companies in multiemployer pension plans. To the extent those plans are underfunded, U.S. regulations, including the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, may subject us to substantial liabilities under those plans if we withdraw from them or if they are terminated or experience a mass withdrawal.

In addition, certain U.S. multiemployer pension plans to which we contribute or may contribute in the future are in "endangered," "seriously endangered" or "critical" status. The Pension Protection Act of 2006 added special funding and operational rules generally applicable to plan years beginning after 2007 for multiemployer plans that are classified as "endangered," "seriously endangered" or "critical" status based on multiple factors (including, for example, the plan's funded percentage, cash flow position and whether it is projected to experience a minimum funding deficiency). Plans in these classifications must adopt measures to improve their funded status through a funding improvement or rehabilitation plan, as applicable, which may require additional contributions from employers (which may take the form of a surcharge on benefit contributions) and/or modifications to retiree benefits. The amount of additional funds, if any, that we may be obligated to contribute to these plans in the future cannot be estimated due to uncertainty of the future levels of work that require the specific use of union employees covered by these plans, as well as the future contribution levels and possible surcharges on contributions applicable to these plans.

In connection with the Chubb Acquisition, we also maintain defined benefit pension plans outside of the U.S. Our non-U.S. defined benefit pension plans include both funded and unfunded plans. The funded plans, such as in the U.K. (closed to new members and future benefit accrual) and Canada (closed to new members), are financed predominantly through externally invested pension plan assets via externally managed funds and insurance companies, which investments are subject to market, interest rate and inflation risks. If these investments do not perform well or are not managed properly and their values decline significantly, it could result in a coverage shortfall for these pension obligations and therefore significantly increase our pension obligations.

Our future contribution obligations and potential withdrawal liability exposure with respect to our pension plans could increase significantly based on the investment and actuarial performance of those plans, the insolvency of other companies that contribute to those plans (in the case of multiemployer plans), and other factors.

We maintain a workforce based upon current and anticipated workloads. We could incur significant costs and reduced profitability from underutilization of our workforce if we do not receive future contract awards, if contract awards are delayed, or if there is a significant reduction in the level of services we provide. Shortages of skilled labor could impede our ability to provide timely, cost-effective services to our customers.

Our estimates of future performance and results of operations depend, among other factors, on whether and when we receive new contract awards, which affect the extent to which we are able to utilize our workforce. The rate at which we utilize our workforce is affected by a variety of factors, including our ability to forecast the need for our services, our ability to maintain an appropriately sized workforce, our ability to transition employees from completed projects to new projects or between internal business groups, our ability to manage attrition, and our need to devote resources to non-chargeable activities such as training or business development. While our estimates are based upon our good faith judgment, professional knowledge and experience, these estimates may not be accurate and may frequently change based on newly available information. In the case of large-scale projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size to our project needs. If an expected contract award is delayed or not received, we could incur significant costs and reduced profitability resulting from underutilization of our workforce, redundancy of facilities, or from efforts to right-size our workforce and/or operations, which could reduce our profitability and cash flows. Conversely, we have in the past, and may from time to time in the future, face a shortage of skilled workers. Any significant deterioration in employee relations, shortages of labor or increases in labors costs at any of our businesses could have a material adverse effect on our business, financial condition and results of operations. Competition in the market for labor could drive up our costs, reduce our profitability, or impact our ability to deliver timely service to our customers.

RISKS RELATED TO OUR CUSTOMER BASE

We serve customers who are involved in energy exploration, production and transportation, and adverse developments affecting activities in these industries, reduced demand for oil and natural gas products, or increased regulation of exploration and production, could have a material adverse effect on our results of operations.

Our energy and infrastructure businesses depend on energy industry participants' willingness to make operating and capital expenditures to build pipelines to transport oil and natural gas and the development and production of oil and natural gas in the United States. The level of activity in the new construction of oil and natural gas pipelines, oil and natural gas exploration and production in the U.S. has been volatile. A reduction in these activities generally results in decreased demand for our support services in that industry. Therefore, if these expenditures decline, our business is likely to be adversely affected.

A portion of our expected future growth is based on the ability and willingness of public and private entities to invest in infrastructure.

A portion of our current business and a portion of our future growth is expected to result from public and private investments in infrastructure. As a result, reduced or delayed spending, including the impact of government sequestration programs or other changes in budget priorities could result in the deferral, delay or disruption of our projects. These potential events could also impact our ability to be timely paid for our current services, which could adversely affect our cash flows and margins.

RISKS RELATED TO OUR OCCUPATIONAL HAZARDS

Our businesses at times perform services under challenging conditions involving factors outside of our control.

The challenging conditions we encounter in our projects may include, without limitation, (i) hard to reach terrain and difficult site conditions; (ii) challenging engineering, procurement and construction phases, which may occur over extended time periods; (iii) difficulties or delays in designs or materials provided by the customer or a third party; (iv) equipment and material delivery delays; (v) schedule changes; (vi) delays from customer failure to timely obtain rights-of-way; (vii) weather-related delays, (viii) COVID-19-related changes to working conditions or disruptions; and (ix) delays by subcontractors in completing their portion of the project. Such conditions can result in project delays or cancellations, potentially causing us to incur unanticipated costs, reductions in revenue or the payment of liquidated damages. In addition, some of our contracts require that we assume the risk should actual site conditions vary from those expected.

In some cases, delays and additional costs may be substantial, and we may be required to cancel a project and/or compensate the customer for the delay. We may not be able to recover any of such costs. Any such delays, cancellations, errors or other failures to meet customer expectations could result in damage claims substantially in excess of the revenue associated with a project. Delays or cancellations could also negatively affect our reputation or relationships with our customers, which could adversely affect our ability to secure new contracts.

Our business is subject to operational hazards due to the nature of services we provide and the conditions in which we operate, including electricity, fires, explosions, mechanical failures and weather-related incidents.

We are subject to occupational and safety laws in each of the countries in which we operate, including for example in the U.S., the Occupational Safety and Health Act of 1970, as amended ("OSH Act"), in France, the Health and Safety at Work Code ("HSW Code"), and in the U.K., the Health and Safety At Work Act ("HSW Act"). These laws and their implementing regulations establish certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety, may apply to our operations. We incur capital and operating expenditures and other costs in the ordinary course of business in complying with the OSH Act, the HSW Code, the HSW Act, and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions. However, we have experienced no material penalties and fines to date.

While we invest substantial resources in occupational health and safety programs, the industries in which we operate involve a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, we have had employee injuries and fatalities in the past and may suffer additional injuries or fatalities in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our consolidated financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations. If we were not able to successfully resolve such issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our financial condition, results of operations and cash flows.

Our projects expose our employees to electrical lines and equipment, pipelines carrying potentially explosive or toxic materials, heavy equipment, transportation accidents, adverse weather conditions and the risk of damage to equipment and property from hazardous conditions such as working at heights.

These hazards, among others, can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations and large damage claims which could, in some cases, substantially exceed the amount we charge for the associated services. In addition, if serious accidents or fatalities occur, or if our safety records were to deteriorate, we may be restricted from proposing on certain work or obtaining new contracts, and certain existing contracts could be terminated. Our safety processes and procedures are monitored by various agencies and ratings bureaus. The occurrence of accidents in the course of our business could result in significant liabilities, employee turnover, increase the costs of our projects or harm our ability to perform under our contracts or enter into new customer contracts, all of which may subject us to liabilities, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover and could materially adversely affect our profitability and our financial condition.

CLAIMS AND LITIGATION RISKS

We are and may become subject to periodic litigation which may adversely affect our business and financial performance.

We are subject to various lawsuits, administrative proceedings and claims that arise in the ordinary course of business. We could be party to class and collective actions, along with other complex legal disputes, that could materially impact our business by requiring, among other things, unanticipated management attention, significant attorney fees and settlement spend, or operational adjustments implemented in response to a settlement, court order or to mitigate future exposure. In addition, if we do not meet our contractual obligations, our customers may seek action against us to pursue remedies, which may include payment of liquidated damages and reimbursement from us to cover the incremental cost of having a third party complete or remediate our work.

We may have litigation in a variety of matters, some matters may be unpredictable or unanticipated, and the frequency and severity of litigation could increase. Because lawsuits are inherently unpredictable, assessing contingencies is highly subjective and requires judgements about future events. A judgement that is not covered by insurance or that is significantly in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

We are exposed to workmanship warranty, casualty, negligence, construction defect, breach of contract, product liability, and other claims and legal proceedings.

From time to time, we are subject to workmanship warranty, casualty, negligence, construction defect, breach of contract, product liability, and other claims and legal proceedings relating to the products we install that, if adversely determined, could adversely affect our consolidated financial condition, results of operations and cash flows. We rely on manufacturers and other suppliers to provide us with most of the products we install. Because we do not have direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products including the potential to be impacted by product recalls. In addition, we are exposed to potential claims arising from the conduct of our employees, and other subcontractors, for which we may be contractually liable.

We have in the past been, and may in the future be, subject to liabilities in connection with injury, death, or damage incurred in conjunction with our installation of products or provision of services regarding the inspection, maintenance or monitoring of products and systems installed by us or others. Although we currently maintain what we believe to be suitable and adequate insurance, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities.

Such claims and legal proceedings can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. In addition, lawsuits relating to construction defects typically have statutes of limitations that can run as long as twelve years in some jurisdictions such as the U.K. Claims of this nature could also have a negative impact on customer confidence in our businesses and services. Current or future claims could have a material adverse effect on our reputation, business, financial condition and results of operations.

We are and may become subject to periodic regulatory proceedings, including Fair Labor Standards Act ("FLSA") and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

Pending and future wage and hour litigation, including claims relating to the U.S. Fair Labor Standards Act, analogous state laws, or other state wage and hour laws could result in significant attorney fees and settlement costs. Resolution of non-litigated alleged wage and hour violations could also negatively impact our performance. The potential settlement of, or awards of damages for, such claims also could materially impact our financial performance as could operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure. Additionally, an increased volume of alleged statutory violations or matters referred to an agency for potential resolution could result in significant attorney fees and settlement costs that could, in the aggregate, materially impact our financial condition.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

We have significant operations in highly competitive markets, and our failure to effectively compete could reduce our market share and harm our financial performance.

The safety services industry is highly fragmented, and we compete with other companies in each of the markets in which we operate, ranging from small independent firms servicing local markets to larger firms servicing regional and national markets. We also compete with existing and prospective customers who perform some of the services we offer, which could reduce the amount of services we perform for our customers. There are relatively few barriers to entry for certain of the services we provide and, as a result, any organization that has adequate financial resources and access to technical expertise and skilled personnel may become a competitor. Further, smaller competitors are more susceptible to consolidation. Consolidation of smaller entities could create larger national competitors which could adversely affect our business or profitability.

Certain of our customers' work is awarded through proposal processes on a project-by-project basis. In connection with such project-based work, price is often a significant factor that determines whether we are awarded the project, especially on smaller, less complex projects. Smaller competitors may have an advantage against us based on price alone due to their lower costs and financial return requirements. Generally, it is difficult to predict whether and when we will be awarded a new contract due to lengthy and complex bidding and selection processes, changes in existing or forecasted market conditions, customers' access to financing, governmental regulations, permitting and environmental matters. Additionally, our proposals for certain projects may depend on customer perception, including our perceived relative ability to perform the work as compared to our competitors or a customer's perception of technological advantages held by our competitors as well as other factors. Our market share and results of operations could be materially and adversely affected if we are unsuccessful in proposing on projects or renewing our master service agreements, or if our ability to be awarded such projects or agreements requires that we accept less desirable terms, including lower margins. Furthermore, because we derive revenue from projects awards that are subject to these uncertainties, our results of operations and cash flows can fluctuate materially from period to period.

Our businesses are impacted by levels of construction activity and an economic downturn in that industry could materially and adversely affect our business.

The demand for our services – including without limitation, safety services, electrical utility transmission buildouts, grid connections, pipeline construction, and general construction – is impacted by the demand for construction projects across multiple markets including energy and infrastructure, commercial, and industrial. Any period of economic recession affecting the volume or size of those projects is likely to adversely impact our business. Many of the projects that require our services involve long timelines from conception to completion, and many of the services that we offer are required later in the project's lifecycle. Consequently, some of our businesses experience the results of economic trends later in an economic cycle.

The construction industry and individual markets within that industry have historically been vulnerable to macroeconomic downturns and we expect that will continue to be the case. The industry is traditionally cyclical in nature and economic downturns can adversely affect the willingness and ability of our customers to commit to capital expenditures. Such a decline would likely reduce the demand for certain of our services.

The industries we serve can be seasonal, cyclical and affected by weather conditions at project sites and other variations, the combined effects of which can potentially delay cash flows and adversely impact our results of operations.

Our revenue and results of operations can be subject to seasonal and other variations. These deviations are influenced by various factors, including weather, customer spending patterns, proposal seasons, project schedules, holidays, and timing, in particular, for large, non-recurring projects. In particular, many of the construction projects in North America that demand our services include significant outdoor work. As a result, seasonal changes and adverse weather conditions can adversely affect our business operations through declines in demand for our services and alterations and delays in applicable schedules. Adverse weather conditions can reduce demand for our services and reduce sales or render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability.

Furthermore, the industries we serve can be cyclical in nature. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large projects can create fluctuations in revenue and could adversely affect our business, financial condition, results of operations and cash flows.

A failure in the systems we construct and install, whether due to employee acts or omissions or faulty workmanship or design, may subject us to significant liability.

Our business involves professional judgments regarding the planning, design, development, construction, operations and management of electric power transmission, communications and pipeline infrastructure. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. A significantly adverse or catastrophic event at a project site or completed project resulting from the services we performed could result in significant professional or product liability, personal injury (including claims for loss of life) or property damage claims or other claims against us, as well as reputational harm. These liabilities could exceed our insurance limits or applicable indemnification rights and could impact our ability to obtain third-party insurance in the future. In addition, customers, subcontractors or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. An uninsured claim, either in part or in whole, if successful and of a material magnitude, could have a substantial impact on our business, financial condition, results of operations and cash flows.

Because many of our services are intended to protect lives and real and personal property (e.g., alarm and fire safety systems, products and monitoring services) and many of our businesses perform services at large projects and industrial facilities where accidents or system failures could be disastrous and costly, we may have greater exposure to litigation risks than businesses that provide other services, whether as a result of employee acts or omissions, faulty construction or system failures. In the event of litigation, it is possible that any contract limitation provisions may be deemed inapplicable or unenforceable, that our insurance coverage is insufficient or that insurers may deny coverage of our claims. Any claim, regardless of its merit or eventual outcome, could result in substantial costs, divert management's attention and create negative publicity, particularly for claims relating to environmental matters where the amount of the claim could be extremely large. Such claims could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. If a customer or third party believes that he or she has suffered harm to person or property due to an actual or alleged act or omission of one or more of our employees, faulty construction, or a failure of a system we installed or maintained, then they may pursue legal action against us.

Under our contracts with customers, we may guarantee the work performed against, among other things, defects in workmanship, and we may agree to indemnify our customers for losses related to our services and materials. As much of the work we perform is inspected by our customers for any defects in construction prior to acceptance of the project, the claims that we have historically received have not been substantial. Additionally, materials used in construction are often provided by the customer or are warranted against defects by the supplier. If customer claims occur, we generally would be obligated to re-perform the services and/or repair or replace the item and any other facilities impacted thereby, at our sole expense, and we could also be responsible for other damages if we are not able to adequately satisfy customer claims. In addition, we may be required under contractual arrangements with our customers to honor any defects or failures in materials we provide. While we generally require the materials suppliers to provide us warranties or indemnification that are consistent with those we provide to our customers, if any of these suppliers default on their obligations to us, we may incur costs to repair or replace the defective materials. Costs incurred as a result of claims could adversely affect our business, financial condition, results of operations and cash flows.

Our failure to comply with environmental laws could result in significant liabilities and increased environmental regulations could result in increased costs.

We often perform services in and around environmentally-sensitive areas. These areas include underground environments and areas in proximity to rivers, lakes, and wetlands. Likewise, we perform directional drilling operations below certain environmentally-sensitive terrains and water bodies. It is possible that such directional drilling may cause a surface fracture, resulting in the release of subsurface materials. These subsurface materials may contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines.

Our work may also cause unanticipated environmental damage or risks to employees, customers, or public health. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil, some of which may contain pollutants. These objects may also rupture, resulting in the discharge of pollutants. In such circumstances, we may be liable for fines and damages, and we may be unable to obtain reimbursement from the parties providing the incorrect information. Additionally, we own and lease several facilities at which we store our equipment. Some of these facilities contain fuel storage tanks that are above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines.

This work subjects us to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, industrial chemicals, fuel storage, water quality and air quality. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, the discovery of previously unknown risks of materials or chemicals, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could negatively impact our financial condition, results of operations, and cash flows. For example, in August 2022, the U.S. Environmental Protection Agency ("EPA") issued a proposal that, if enacted, would designate two types of per- and poly-fluoroalkyl substances ("PFAS") as hazardous substances, which could lead to legal claims or other liabilities.

In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and the indemnitors may not pay amounts owed to us, and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, we cannot be certain that we will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

Certain of our businesses are party to personal injury litigation and could be named as defendants in similar cases in the future related to our use or disposal of hazardous materials, which could adversely affect our financial condition, results of operations and cash flows.

Certain of our businesses, along with numerous other third parties, are named as defendants in personal injury lawsuits based on alleged exposure to various hazardous materials, including asbestos and PFAS. Hazardous materials that are the subject of these lawsuits could in the future include, among others, asbestos, PFAS, silica or solvents that may be or may have been previously used in the course of our work. These cases typically involve product liability claims based primarily on allegations of sale, distribution, installation or use of industrial products that either contained hazardous materials or were used with hazardous material containing components. Allegations of the presence of or exposure to these types of hazardous materials could be the basis of additional third-party claims and lawsuits. It is uncertain whether we will be successful in litigating or otherwise resolving these types of claims and lawsuits in the future and we continue to evaluate different strategies related to claims filed against us. Unfavorable rulings, judgments or settlement terms in future cases could have a material adverse impact on our financial condition, results of operations, and cash flows.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE AND OWNERSHIP OF OUR STOCK

We operate as a holding company and our principal source of operating cash is income received from our subsidiaries.

We have a holding company structure and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. As a result, we are dependent on the income generated by our subsidiaries to meet our expenses and operating cash requirements. The amount of distributions and dividends, if any, which may be paid from APG and its subsidiaries to us will depend on many factors, including APG's results of operations and consolidated financial condition, its constitutional documents, documents governing any indebtedness of us or APG, limits on dividends under applicable law, and other factors which may be outside of our control. If our subsidiaries are unable to generate sufficient cash flow, we may be unable to pay our expenses or make distributions and dividends on the common stock. In addition, to the extent we intend to pay dividends on our common stock, we will pay such dividends at such times (if any) and in such amounts (if any) as the Board determines appropriate.

We have equity instruments outstanding that would require us to issue additional shares of common stock. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional shares of our common stock, or the anticipation of such issuances, could have an adverse effect on our stock price.

We have 4,000,000 shares of Series A Preferred Stock and 800,000 shares of our 5.5% Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock"), which are convertible into shares of our common stock, at any time at the option of the holder. We will be obligated to pay dividends on our 4,000,000 outstanding shares of Series A Preferred Stock based on the market price of our common stock if such market price exceeds certain trading price minimums and we are obligated to pay dividends on our 800,000 shares of Series B Preferred Stock on a quarterly basis at 5.5% per annum. These dividends are payable in cash or shares of our common stock, at our sole option. The issuance of common stock pursuant to the terms of the Preferred Stock will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding common stock prior to such issuance which may reduce your net return on your investment in our common stock.

In addition, we have various outstanding equity awards to employees and directors under the APi Group Corporation 2019 Equity Incentive Plan. As of December 31, 2022, we had 13,574,813 shares of common stock available under this Plan.

We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with future acquisitions, future issuances of our securities for capital raising purposes or for other business purposes. For example, in September 2021, we issued 22,716,049 shares of common stock in an underwritten public offering for capital raising purposes. Future sales by us of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

Under the terms of our certificate of incorporation, our Board of Directors is authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to determine number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of our outstanding common stock. Our Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects. For example, in connection with the Chubb Acquisition, in January 2022 we issued shares of Series B Preferred Stock which have quarterly dividend rights and are convertible into common stock.

Delaware law and our organizational documents contain certain provisions, including anti-takeover provisions, which limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation and bylaws, and the Delaware General Corporate Law ("DGCL"), contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board of Directors and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board of Directors or taking other corporate actions, including effecting changes in our management. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board of Directors or management.

In addition, Section 203 of the DGCL restricts certain "business combinations" with "interested stockholders" for three years following the date that a person becomes an interested stockholder unless: (1) the "business combination" or the transaction which caused the person or entity to become an interested stockholder is approved by the Board of Directors prior to such business combination or transactions; (2) upon the completion of the transaction in which the person or entity becomes an "interested stockholder," such interested stockholder holds at least 85% of our voting stock not including (i) shares held by officers and directors and (ii) shares held by employee benefit plans under certain circumstances; or (3) at or after the person or entity becomes an "interested stockholder," the "business combination" is approved by the Board of Directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by such interested stockholder. A Delaware corporation may elect not to be governed by Section 203. We have not made such an election.

Our stockholders may be required to bring certain actions or proceedings relating to us in the Delaware Court of Chancery and certain actions asserting claims arising under the Securities Act in the federal district courts of the United States.

Pursuant to our certificate of incorporation, unless we consent in writing to an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for: (1) derivative actions or proceedings brought on behalf of us; (2) actions asserting a claim of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; (3) civil actions to interpret, apply, enforce or determine the validity of the our certificate of incorporation or bylaws; or (4) actions asserting a claim governed by the internal affairs doctrine. Under our certificate of incorporation, if the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, then the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has jurisdiction over the parties. These Delaware forum provisions require our stockholders to bring certain types of actions and proceedings relating to Delaware law in the Delaware Court of Chancery or another state or federal court located in the State of Delaware and therefore may prevent our stockholders from bringing such actions or proceedings in another court that a stockholder may view as more convenient, cost-effective or advantageous to the stockholder or the claims made in such action or proceeding, or may discourage them from bringing such actions or proceedings.

In addition, pursuant to our certificate of incorporation, unless we consent in writing to an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. This forum provision prevents our stockholders from bringing claims arising under the Securities Act in state court, which court our stockholders may view as more convenient, cost effective or advantageous to the claims made in such action and therefore may discourage such actions. In addition, while the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to this forum provision, a court of a state other than the State of Delaware could decide that such provisions are not enforceable under the laws of that state.

Neither the Delaware nor the Securities Act forum provisions are intended by us to limit the forums available to our stockholders for actions or proceedings asserting claims arising under the Exchange Act.

Our stock price may be volatile and, as a result, you could lose a significant portion or all of your investment.

The market price of our common stock on the NYSE may fluctuate as a result of several factors, including the following:

- our operating and financial performance and prospects;

- variations in our quarterly operating results or those of other companies in our industries;

- volatility in our industries, the industries of our customers and suppliers and the securities markets;

- risks relating to our businesses and industries, including those discussed above;

- strategic actions by us or our competitors;

- damage to our reputation, including as a result of issues relating to the quality or safety of the services we provide and systems we install;

- actual or expected changes in our growth rates or our competitors' growth rates;

- investor perception of us, the industries in which we operate, the investment opportunity associated with the common stock and our future performance;

- addition to or departure of our executive officers;

- changes in financial estimates or publication of research reports by analysts regarding our common stock, other comparable companies, or our industries generally, or termination of coverage of our common stock by analysts;

- our failure to meet estimates or forecasts made by analysts, if any;

- trading volume of our common stock;

- future sales of our common stock by us or our stockholders;

- economic, legal and regulatory factors unrelated to our performance;

- adverse or new pending litigation against us; or

- issuance of future annual Series A Preferred Stock dividends and quarterly Series B Preferred Stock dividends which are intended to be settled in common stock.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of our common stock to decline.

GENERAL RISK FACTORS

In the event of a cybersecurity incident, we could experience operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings or suffer damage to our reputation.

In addition to the disruptions that may occur from interruptions in our information technology systems, cybersecurity threats and sophisticated and targeted cyberattacks pose a risk to our information technology systems and the systems that we design and install. We have established security policies, processes and defenses designed to help identify and protect against intentional and unintentional misappropriation or corruption of our information technology systems, disruption of our operations or the secure operation of the systems we install. Despite these efforts, our information technology systems may be damaged, disrupted or shut down due to attacks by unauthorized access, malicious software, computer viruses, undetected intrusion, hardware failures or other events, and in these circumstances our disaster recovery plans may be ineffective or inadequate. These breaches or intrusions could lead to business interruption, exposure of proprietary or confidential information, data corruption, damage to our reputation, exposure to legal and regulatory proceedings and other costs. Such events could have a material adverse impact on our consolidated financial condition, results of operations and cash flows. In addition, we could be adversely affected if any of our significant customers or suppliers experiences any similar events that disrupt their business operations or damage their reputation. We maintain monitoring practices and protections of our information technology to reduce these risks and test our systems on an ongoing basis for potential threats. There can be no assurance, however, that our efforts will prevent the risk of a security breach of our databases or systems that could adversely affect our business.

Data privacy, identity protection and information security compliance may require significant resources and presents certain risks.

We maintain confidential data and information (inclusive of personal data and third-party confidential information) in the normal course of our business. We also maintain personal data, including sensitive types of data such as audio recordings of telephone calls and video images and footage of customer sites and personnel. We also partner with third-party data processors that collect, store, have access to and otherwise process such confidential data and information on our behalf. This confidential data and information is subject to data privacy and security laws, regulations and/or customer-imposed requirements. Despite our efforts to protect that data, our business and systems may be vulnerable to material security breaches, theft, misplaced or lost data, programming errors, or errors that could potentially lead to compromising such data, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information and operational disruptions. A significant actual or perceived risk of theft, loss, fraudulent use or misuse of customer, employee or other data, whether by us, our suppliers, vendors, customers or other third parties, as a result of employee error or malfeasance, or as a result of the imaging, software, security and other products we incorporate into the products we install or the services we provide, as well as non-compliance with applicable industry standards or our contractual or other legal obligations or privacy and information-security policies regarding such data, could result in costs, fines, litigation or regulatory actions, or could lead customers to seek the services of our competitors. In addition, any such event could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers' perception of the security and reliability of our services and the products we install as well as our credibility and reputation, which could result in lost revenues. Furthermore, we operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate, we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure and we could be subject to potentially substantial fines and penalties for non-compliance for major breach, theft or loss of personal data. For example, under the E.U. General Data Protection Regulation ("GDPR") and U.K. General Data Protection Regulation ("UK GDPR") companies must meet certain requirements regarding the handling of personal data or face penalties of up to 4% of worldwide revenue. Furthermore, the collection and safeguarding of personal information has increasingly attracted enhanced scrutiny from the general public in the United States, which has resulted in additional actual and proposed legislative and regulatory rules at the federal and state levels (e.g., the California Consumer Privacy Act of 2018 and California's Proposition 24 of 2020). Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial results.

The E.U.-U.S. and the Swiss-U.S. Privacy Shield frameworks were developed to allow the free flow of personal data to U.S. companies from the E.U. and Switzerland. The E.U.-U.S. Privacy Shield was declared invalid in 2021 as a consequence of the Schrems II decision of the Court of Justice of the E.U. In consequence, the Swiss Federal Data Protection and Information Commissioner issued a statement arguing that the Swiss-U.S. Privacy Shield is no longer regarded as providing an adequate level of date protection for transfers of personal data from Switzerland to the U.S. The European Commission and the U.S. government are currently involved in negotiations on a potential successor arrangement for the E.U.-U.S. Privacy Shield. The uncertainty this brings, together with the potential for future additional compliance obligations, could cause us to incur costs or require us to change our business practices in a manner adverse to our business, and failure to comply could result in significant penalties that may adversely affect our business, reputation, and financial results.

Changes in accounting principles may cause unexpected fluctuations in our reported financial information.

Accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the "FASB"), the SEC and various other governing bodies. A change in GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our financial condition, results of operations, and cash flows.

The loss of key senior management personnel or the failure to hire and retain highly skilled personnel could negatively affect our business.

We depend on our senior management and other key personnel to operate our businesses. We also rely on other highly skilled personnel. Competition for qualified personnel in our industries, especially with respect to specialized projects or unique skill sets in applicable trades, is intense. The loss of any of our executive officers or other key employees or the inability to identify, hire, train, retain, and manage skilled personnel, could harm our business.

Increases in healthcare costs could adversely affect our financial results.

The costs of providing employee medical benefits have steadily increased over a number of years due to, among other things, rising healthcare costs and legislative requirements. Because of the complex nature of healthcare laws, as well as periodic healthcare reform legislation adopted by Congress, state legislatures, and municipalities, we cannot predict with certainty the future effect of these laws on our healthcare costs. Continued increases in healthcare costs or additional costs created by future health care reform laws adopted by Congress, state legislatures, or municipalities could adversely affect our consolidated results of operations and financial position.

We are subject to many laws and regulations in the jurisdictions in which we operate, and changes to such laws and regulations may result in additional costs and impact our operations.

We are committed to upholding the highest standards of corporate governance and legal compliance. We are subject to many laws and regulations in the jurisdictions in which we operate. We expect to be subject to various laws and regulations that apply specifically to U.S. public companies. These include the rules and regulations of the New York Stock Exchange, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the various regulations, standards and guidance put forth by the SEC and other governmental agencies to implement those laws. New laws, rules and regulations, or changes to existing laws or their interpretations, could create added legal and financial costs and uncertainty for us. In addition, our international operations are subject to laws and regulations that are in some cases different from those of the United States, including labor laws and laws and regulations governing information collected from employees, customers and others, including without limitation GDPR. These laws and regulations, and the economic, financial, political and regulatory impact of the U.K.'s decision to leave the European Union, could increase the cost and complexity of doing business in the U.K. and negatively impact our financial position and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our corporate headquarters in New Brighton, Minnesota and own and lease other facilities globally where we conduct business. Our facilities are utilized for operations in our reportable segments and include offices, warehouses, storage, fabrication manufacturing, maintenance shops, and training and educational facilities. As of December 31, 2022, we owned approximately 55 facilities and leased approximately 515 facilities in the U.S., France, the United Kingdom, Australia, the Netherlands, and over 15 other countries. We believe that our existing facilities are sufficient for our current needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to workmanship warranty, casualty, negligence, construction defect, breach of contract, product liability, wage and hour, and other claims and legal proceedings in the ordinary course of business relating to the products we install that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Information regarding mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this Annual Report.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET AND DIVIDEND INFORMATION

Our common stock is listed on the NYSE under symbol "APG."

Common Stock

As of February 22, 2023, there were 15 holders of record of our common stock.

Dividends

We have historically not paid cash dividends and do not currently anticipate paying a cash dividend on our common stock. We intend to retain future earnings for reinvestment. Our Board of Directors will make any future determination as to the payment of dividends at its discretion, and this determination will depend upon our operating results, financial condition and capital requirements, general business conditions and such other factors that the Board of Directors considers relevant. In addition, our Credit Agreement (as later defined), in certain situations, prohibits us from paying cash dividends or making other distributions on our common stock without prior consent of the lender. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The holders of our Series B Preferred Stock are entitled to receive quarterly dividends in cash or (subject to the satisfactions of certain conditions) shares of our common stock, at our sole option (which we intend to settle in shares). Quarterly dividends were paid to those holders in shares of common stock for each quarter of 2022. Refer to Note 18 – "Shareholders' Equity" to our consolidated financial statements for additional information.

Stock Repurchase Program

On March 9, 2022, we announced that our Board of Directors authorized a stock repurchase program ("SRP") to purchase up to an aggregate of $250 million of shares of our common stock. Acquisitions pursuant to the SRP may be made from time to time through a combination of open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at our discretion, as permitted by securities laws and other legal requirements. In connection with the SRP, we may enter into Rule 10b5-1 trading plans which would generally permit us to repurchase shares at times when we might otherwise be prevented from doing so under the securities laws. The SRP will expire on February 29, 2024 unless otherwise modified or earlier terminated by our Board of Directors at any time in its sole discretion. During 2022, we repurchased 2,505,723 shares for approximately $44 million under the SRP, leaving approximately $206 million of authorized repurchases.

Issuer Purchases of Equity Securities

The following table provides information about the Company's purchases of equity securities during the quarter ended December 31, 2022:

During the Three Months Ended December 31, 2022	Total Number of Shares Purchased (1)		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
October 1, 2022 - October 31, 2022	—	$	—		—	$	—
November 1, 2022 - November 30, 2022	—		—		—		—
December 1, 2022 - December 31, 2022	554,391		18.74		554,391		206
Total	554,391	$	18.74		554,391	$	206

1. See —"Stock Repurchase Program" above for additional information regarding the SRP.

Performance Graph

The following graph summarizes the cumulative return on $100 invested in APG's common stock, the S&P 500, the Russell 2000 Stock Index, and the common stock of a selected peer group of companies if invested on October 1, 2019, the date of the acquisition of APi Group (the "APi Acquisition"), until December 31, 2022. Because our services are diverse across our operating segments, APG does not believe that any single published industry index is appropriate for comparing shareholder return. Therefore, the peer group used in the performance graph combines publicly traded companies that have similar characteristics as one or more of APG's segments. The returns of each company in the peer group are weighted based on the market capitalization of that company at the beginning of the measurement period. The stock price performance shown in the graphs is not necessarily indicative of future price performance.



(1) Peer group includes Cintas Corporation, Comfort Systems USA, Inc., EMCOR Group Inc., Jacobs Engineering Group Inc., Johnson Controls International plc, MasTec Inc., Otis Worldwide, and Quanta Services, Inc.

Carrier has been removed from the Company's peer group after the Chubb Acquisition given it is no longer a comparable peer. This change had no material impact on the peer group data reflected in the table above.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and year-to-year comparisons of APG's financial condition and results of operations for the years ended December 31, 2022 and 2021.

Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" and "Cautionary Note Regarding Forward Looking Statements" sections of this Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

We are a global, market-leading business services provider of safety and specialty services in over 500 locations worldwide. We provide statutorily mandated and other contracted services to a strong base of long-standing customers across industries. We have a winning leadership culture driven by entrepreneurial business leaders that deliver innovative solutions to our customers.

We focus on growing our recurring revenues and repeat business from our diversified long-standing customers across a variety of end markets, which we believe provides us with stable cash flows and a platform for organic growth. We believe maintenance and service revenues are generally more predictable through contractual arrangements with typical terms ranging from days to three years, with the majority having short durations and are often recurring due to consistent renewal rates and long-standing customer relationships.

CERTAIN FACTORS AND TRENDS AFFECTING OUR RESULTS OF OPERATIONS

Acquisitions

On January 3, 2022, we completed the Chubb Acquisition. The total net consideration for the Chubb Acquisition was $2,893 million for the stock purchase of the Chubb business. The Chubb business is a globally recognized fire safety and security services provider, offering customers complete and reliable services from design and installation to monitoring and on-going maintenance and recurring services. The Chubb business is a core asset within our Safety Services segment which we expect will provide meaningful opportunities for future value creation through providing complementary revenue growth by expanding our opportunities for cross-selling products and services across our key end markets.

For additional information about our acquisition activity, see Note 4 – "Business Combinations" to our consolidated financial statements included in this Annual Report.

Restructuring

In the second quarter of fiscal year 2022, we announced our multi-year Chubb restructuring program designed to drive efficiencies and synergies and optimize operating margin. The Chubb restructuring program includes expenses related to workforce reductions, lease termination costs, and other facility rationalization costs over the next three years.

Since the Chubb Acquisition, we have incurred pre-tax restructuring costs within the Safety Services segment of $30 million in connection with the Chubb restructuring program. In total, we estimate that we will recognize approximately $105 million of restructuring costs related to the Chubb restructuring program by the end of fiscal year 2024.

Of the $30 million recognized to date, $7 million was recorded in cost of revenues and $23 million in selling, general, and administrative expenses on the consolidated statements of operations for the year ended December 31, 2022. The amounts recognized in the year ended December 31, 2022 relate to costs associated with workforce reductions.

For additional information about our restructuring activity, see Note 5 – "Restructuring" to our consolidated financial statements included in this Annual Report.

Resegmentation

We have combined the leadership responsibility and full accountability for our Industrial Services and Specialty Services operating segments. As a result, beginning in 2022, the information for our legacy Industrial Services segment was combined with the legacy Specialty Services segment to form a new operating and reportable segment called Specialty Services. Accordingly, we present financial information for the Safety Services and Specialty Services segments, our two operating segments and also our reportable segments. Our chief operating decision maker regularly reviews financial information to allocate resources and assess performance utilizing these reorganized segments.

Certain prior year amounts have been recast to conform to the current year presentation and the information in the tables below has been retroactively adjusted to reflect these changes in reporting segments.

Economic, Industry and Market Factors

We closely monitor the effects of general changes in economic and market conditions on our customers. General economic and market conditions can negatively affect demand for our customers' products and services, which can affect their planned capital and maintenance budgets in certain end markets. Market, regulatory, and industry factors could affect demand for our services. Availability of transportation and transmission capacity and fluctuations in market prices for energy and other fuel sources can also affect demand for our services for pipeline and power generation construction services. These fluctuations, as well as the highly competitive nature of our industries, have resulted, and may continue to result, in lower proposals and lower profit on the services we provide. In the face of increased pricing pressure on key materials, such as steel, or other market developments, we strive to maintain our profit margins through productivity improvements, cost reduction programs, pricing adjustments, and business streamlining efforts. Increased competition for skilled labor resources and higher labor costs can reduce our profitability and impact our ability to deliver timely service to our customers. We have experienced supply chain disruptions, which have negatively impacted the source and supply of materials needed to perform our work. Additionally, the COVID-19 pandemic has impacted the availability of skilled labor resources, particularly in our international businesses, interrupting our ability to perform our services and execute our jobs. In addition, fluctuations in foreign currencies may have an impact on our financial position and results of operations. However, we believe that our exposure to transactional gains or losses resulting from changes in foreign currencies is limited because our foreign operations primarily invoice and collect receivables in their respective local or functional currencies, and the expenses associated with these transactions are generally contracted and paid for in the same local currencies. In cases where operational transactions represent a material currency risk, we generally enter into cross-currency swaps. Refer to Note 9 - "Derivatives" to our consolidated financial statements included in this Annual Report for additional information on our hedging activities. While we actively monitor economic, industry and market factors that could affect our business, we cannot predict the effect that changes in such factors may have on our future consolidated results of operations, liquidity and cash flows, and we may be unable to fully mitigate, or benefit from, such changes.

DESCRIPTION OF KEY LINE ITEMS

Net revenues

Net revenues are generated from the sale of various types of contracted services, fabrication, and distribution. We derive net revenues primarily from services under contractual arrangements with durations ranging from days to three years, with the majority having durations of less than six months, and which may provide the customer with pricing options that include a combination of fixed, unit, or time and material pricing. Net revenues for fixed price agreements are generally recognized over time using the cost-to-cost method of accounting which measures progress based on the cost incurred to total expected cost in satisfying our performance obligation.

Net revenues from time and material contracts are recognized as the services are provided. Net revenues earned are based on total contract costs incurred plus an agreed upon markup. Net revenues for these cost-plus contracts are recognized over time on an input basis as labor hours are incurred, materials are utilized, and services are performed. Net revenues from wholesale or retail unit sales are recognized at a point-in-time upon shipment.

Cost of revenues

Cost of revenues consists of direct labor, materials, subcontract costs, and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed.

Gross profit

Our gross profit is influenced by direct labor, materials, and subcontract costs. Our profit margins are also influenced by raw material costs, contract mix, weather, and proper coordination with contract providers. Labor intensive contracts usually drive higher margins than those contracts that include material, subcontract, and equipment costs.

Selling, general, and administrative ("SG&A") expenses

Selling expenses consist primarily of compensation and associated costs for sales and marketing personnel, costs of advertising, trade shows, and corporate marketing. General and administrative expenses consist primarily of compensation and associated costs for executive management, personnel, facility leases, administrative expenses associated with accounting, finance, legal, information systems, leadership development, human resources, and risk management and overhead associated with these functions. General and administrative expenses also include outside professional fees and other corporate expenses.

Amortization of intangible assets

Amortization expense reflects the charges incurred to amortize our finite-lived identifiable intangible assets, such as customer relationships, which are amortized over their estimated useful lives. There is a portion of amortization expense related to the backlog intangible assets reflected in cost of revenues in the consolidated statements of operations.

(Gain) loss on extinguishment of debt, net

(Gain) loss on extinguishment of debt, net reflects the difference between the repurchase price and carrying amount of debt at the time of extinguishment.

Non-service pension benefit

Non-service pension benefit reflects the sum of the components of pension expense not related to service cost, i.e. interest cost, expected return on assets, and amortizations of prior service costs and actuarial gains and losses.

RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2022 and 2021. The following financial information has been extracted from our audited consolidated financial statements included in this Annual Report.

($ in millions)	Years Ended December 31, 2022	Years Ended December 31, 2021	Change $	Change %
Net revenues	$ 6,558	$ 3,940	$ 2,618	66.4%
Cost of revenues	4,844	3,001	1,843	61.4%
Gross profit	1,714	939	775	82.5%
Selling, general, and administrative expenses	1,552	803	749	93.3%
Operating income	162	136	26	19.1%
Interest expense, net	125	60	65	108.3%
(Gain) loss on extinguishment of debt, net	(5)	9	(14)	(155.6)%
Non-service pension benefit	(42)	—	(42)	NM
Investment income and other, net	(9)	(12)	3	(25.0)%
Other expense, net	69	57	12	21.1%
Income before income taxes	93	79	14	17.7%
Income tax provision	20	32	(12)	(37.5)%
Net income	$ 73	$ 47	$ 26	55.3%

Year ended December 31, 2022 versus year ended December 31, 2021

Net revenues

Net revenues for the year ended December 31, 2022 were $6,558 million compared to $3,940 million for the year ended December 31, 2021, an increase of $2,618 million or 66.4%. The increase in net revenues was primarily attributable to revenues contributed by acquisitions completed within the Safety Services segment during the past twelve months. The increase in net revenues was also due to growth in inspection, service, and monitoring revenue, and our ability to pass through inflationary increases in costs through project pricing.

Gross profit

| ($ in millions) | Years Ended December 31, | | Change | |
	2022	2021	$	%
Gross profit	$ 1,714	$ 939	$ 775	82.5%
Gross margin	*26.1%*	*23.8%*		

Our gross profit for the year ended December 31, 2022 was $1,714 million compared to $939 million in the year ended December 31, 2021, an increase of $775 million, or 82.5%. Gross margin for the year ended December 31, 2022 was 26.1%, an increase of 230 basis points compared to the prior year, primarily due to acquisitions completed within the Safety Services segment during the past twelve months. Additionally, the increase was driven by an improved mix of inspection, service, and monitoring revenue, which generates higher margins, and growth within the Safety Services segment. These improvements were partially offset by supply chain disruptions and inflation causing downward pressure on margins.

Selling, general, and administrative expenses

| ($ in millions) | Years Ended December 31, | | Change | |
	2022	2021	$	%
Selling, general, and administrative expenses	$ 1,552	$ 803	$ 749	93.3%
SG&A expenses as a % of net revenues	*23.7%*	*20.4%*		
SG&A expenses (excluding amortization) (Non-GAAP)	$ 1,355	$ 681	$ 674	99.0%
SG&A expenses (excluding amortization) as a % of net revenues	*20.7%*	*17.3%*		
Operating margin	*2.5%*	*3.5%*		

Our SG&A expenses were $1,552 million for the year ended December 31, 2022 compared to $803 million for the year ended December 31, 2021, an increase of $749 million. SG&A expenses as a percentage of net revenues were 23.7% during the year ended December 31, 2022 compared to 20.4% for the same period in 2021. The increase in SG&A expenses was primarily driven by additional SG&A expenses contributed by acquisitions completed in the prior twelve months. Also driving the increase was higher levels of spending associated with acquisitions, including integration, transition, and reorganization expenses and an increase in amortization expense of $75 million compared to the same period in 2021. Our SG&A expenses excluding amortization for year ended December 31, 2022 were $1,355 million, or 20.7% of net revenues, compared to $681 million, or 17.3% of net revenues, for the same period of 2021 primarily due to the factors discussed above. See the discussion and reconciliation of our non-U.S. GAAP financial measures below.

Interest expense, net

Interest expense was $125 million and $60 million for the years ended December 31, 2022 and 2021, respectively. The increase in interest expense was primarily due to increased debt related to the financing of the Chubb Acquisition and higher interest rates on our floating interest rate debt in the current year.

(Gain) loss on extinguishment of debt, net

During 2022, we repurchased $13 million and $23 million of the outstanding principal amount of the 4.125% Senior Notes and 4.750% Senior Notes, respectively (the "Repurchases"). In connection with the Repurchases, we recognized a net gain on debt extinguishment of $5 million. During 2021, in connection with the repayment of the previously outstanding term loan and prepayment on a portion of the $1,200 million term loan incurred on October 1, 2019 (the "2019 Term Loan") using proceeds from the private offering of $350 million aggregate principal amount of the 4.125% Senior Notes, we incurred a net loss on extinguishment of debt of $9 million related to unamortized debt issuance costs.

Non-service pension benefit

The non-service pension benefit was $42 million for the year ended December 31, 2022 solely due to the acquisition of pension plans as part of the Chubb Acquisition during the year ended December 31, 2022.

Investment income and other, net

Investment income and other, net was $9 million and $12 million for the years ended December 31, 2022 and 2021, respectively. The decline in investment income and other, net was primarily due to $2 million in income in 2021 from COVID-19 relief programs at Canadian subsidiaries.

Income tax provision (benefit)

The effective tax rate for the year ended December 31, 2022 was 22.0% compared to an effective tax rate of 40.0% for the year ended December 31, 2021. The income tax provision of $20 million for the year ended December 31, 2022 was related to statutory tax, nondeductible transaction costs, limited executive compensation, and withholding taxes on foreign earnings. In comparison, during 2021, we had tax expense of $32 million on a profit before income taxes of $79 million. The decrease in tax expense from 2021 to 2022 was due to a $9 million benefit for withholding taxes on foreign earnings as we asserted permanent reinvestment of our foreign earnings in the first quarter of 2022. During 2020, we elected to defer the payment of $39 million of payroll taxes under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). Under this election, $19 million was paid on December 31, 2021 and another $19 million was paid on December 31, 2022.

Net income and EBITDA

| ($ in millions) | Years Ended December 31, | | Change | |
	2022	2021	$	%
Net income	$ 73	$ 47	$ 26	55.3%
EBITDA (non-GAAP)	522	341	181	53.1%
Net income as a % of net revenues	*1.1%*	*1.2%*		
EBITDA as a % of net revenues	*8.0%*	*8.7%*		

Net income for the year ended December 31, 2022 was $73 million compared to $47 million for the year ended December 31, 2021, an increase of $26 million. The improvement is primarily attributable to additional revenue and profit contributed by acquisitions completed in the previous twelve months. The increase was also driven by an improved mix of inspection, service, and monitoring revenue. These increases in revenues were partially offset by increased acquisition and integration related expenses, increased interest costs associated with newly issued term loan debt, and increased amortization expense of $100 million. Net income as a percentage of net revenues for the years ended December 31, 2022 and 2021 was 1.1% and 1.2%, respectively. EBITDA for the year ended December 31, 2022 was $522 million compared to $341 million for the same period in 2021, an increase of $181 million. The increase in EBITDA was primarily driven by the factors previously discussed. See the discussion and reconciliation of our non-U.S. GAAP financial measures below.

Operating Segment Results

| | Net Revenues | | | |
| | Years Ended December 31, | | Change | |
($ in millions)	2022	2021	$	%
Safety Services	$ 4,575	$ 2,080	$ 2,495	120.0%
Specialty Services	2,030	1,907	123	6.4%
Corporate and Eliminations	(47)	(47)	—	—
	$ 6,558	$ 3,940	$ 2,618	66.4%

| | Operating Income (Loss) | | | |
| | Years Ended December 31, | | Change | |
($ in millions)	2022	2021	$	%
Safety Services	$ 256	$ 207	$ 49	23.7%
Safety Services operating margin	*5.6%*	*10.0%*		
Specialty Services	$ 97	$ 78	$ 19	24.4%
Specialty Services operating margin	*4.8%*	*4.1%*		
Corporate and Eliminations	$ (191)	$ (149)	$ (42)	28.2%
	$ 162	$ 136	$ 26	19.1%

| | EBITDA | | | |
| | Years Ended December 31, | | Change | |
($ in millions)	2022	2021	$	%
Safety Services	$ 492	$ 287	$ 205	71.4%
Safety Services EBITDA as a % of net revenues	*10.8%*	*13.8%*		
Specialty Services	$ 206	$ 205	$ 1	0.5%
Specialty Services EBITDA as a % of net revenues	*10.1%*	*10.7%*		
Corporate and Eliminations	$ (176)	$ (151)	$ (25)	16.6%
	$ 522	$ 341	$ 181	53.1%

The following discussion breaks down the net revenues, operating income (loss), and EBITDA by operating segment for the years ended December 31, 2022 and 2021.

Safety Services

Safety Services net revenues for the year ended December 31, 2022 were $4,575 million compared to $2,080 million during the same period in the prior year. The increase was primarily attributable to acquisitions completed in the past twelve months. The increase was also driven by increased inspection, service, and monitoring revenue within our Life Safety businesses.

Safety Services operating margin for the years ended December 31, 2022 and 2021 was 5.6% and 10.0%, respectively. The decline was primarily driven by supply chain disruptions and inflation causing downward pressure on margins, and increased amortization expense of $101 million compared to the same period in the prior year, partially offset by an increase in inspection, service, and monitoring revenue. Safety Services EBITDA as a percentage of net revenues was 10.8% and 13.8% for the years ended December 31, 2022 and 2021, respectively. The change was primarily driven by the factors discussed above.

Specialty Services

Specialty Services net revenues for the years ended December 31, 2022 and 2021 were $2,030 million and $1,907 million respectively. The increase was primarily attributable to increased activity in the specialty contracting, infrastructure, utility, and fabrication markets during the year ended December 31, 2022 compared to the same period in the prior year. We have also been able to offset some of the inflationary increases in cost of revenues through strategic pricing improvements and contract negotiations, resulting in increased net revenues during the year ended December 31, 2022 compared to the same period on the prior year.

Specialty Services operating margin for the years ended December 31, 2022 and 2021 was 4.8% and 4.1%, respectively. The improvement was primarily attributable to higher levels of productivity in the execution of specialty contracting work during the year ended December 31, 2022 compared to the same period in 2021. During the year ended December 31, 2022, margins increased due to growth in sales volumes. Comparatively, during the year ended December 31, 2021, we experienced margin contractions as a result of lower sales volumes but consistent indirect costs. These margin improvements were partially offset by supply chain disruptions and inflationary pressures on margins. Specialty Services EBITDA as a percentage of net revenues for the years ended December 31, 2022 and 2021 was 10.1% and 10.7%, respectively, due to the factors discussed above.

Year ended December 31, 2021 versus year ended December 31, 2020

For a discussion of our 2021 results of operations, including a discussion of our financial results for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, refer to Part I, Item 7, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022.

NON-GAAP FINANCIAL MEASURES

We supplement our reporting of consolidated financial information determined in accordance with U.S. GAAP with SG&A expenses (excluding amortization) and EBITDA (defined below), which are non-U.S. GAAP financial measures. We use these non-U.S. GAAP financial measures to evaluate our performance, both internally and as compared with our peers, because they exclude certain items that may not be indicative of our core operating results. Management believes these measures are useful to investors since they (a) permit investors to view our performance using the same tools that management uses to evaluate our past performance, reportable business segments and prospects for future performance, (b) permit investors to compare us with our peers, and (c) in the case of EBITDA, determines certain elements of management's incentive compensation.

These non-U.S. GAAP financial measures, however, have limitations as analytical tools and should not be considered in isolation from, a substitute for, or superior to, the related financial information that we report in accordance with U.S. GAAP. The principal limitation of these non-U.S. GAAP financial measures is that they exclude significant expenses that are required by U.S. GAAP to be recorded in our financial statements and may not be comparable to similarly titled measures of other companies due to potential differences in calculation methods. In addition, these measures are subject to inherent limitations as they reflect the exercise of judgment by management about which items are excluded or included in determining these non-U.S. GAAP financial measures. Investors are encouraged to review the following reconciliations of these non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measures and not to rely on any single financial measure to evaluate our business.

SG&A expenses (excluding amortization)

SG&A expenses (excluding amortization) is a measure of operating costs used by management to manage the business and its segments. We believe this non-U.S. GAAP measure provides meaningful information and helps investors understand our core selling, general, and administrative expenses excluding acquisition-related amortization expense to better enable investors to understand our financial results and assess our prospects for future performance.

The following tables present reconciliations of SG&A expenses to SG&A expenses (excluding amortization) for the periods indicated:

	Years Ended December 31,	
($ in millions)	2022	2021
Reported SG&A expenses	$ 1,552	$ 803
Adjustments to reconcile to SG&A expenses to SG&A expenses (excluding amortization)		
Amortization expense	(197)	(122)
SG&A expenses (excluding amortization)	$ 1,355	$ 681

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is the measure of profitability used by management to manage its segments and, accordingly, in its segment reporting. We supplement the reporting of our consolidated financial information with EBITDA. We believe this non-U.S. GAAP measure provides meaningful information and helps investors understand our financial results and assess our prospects for future performance. Consolidated EBITDA is calculated in a manner consistent with segment EBITDA, which is a measure of segment profitability.

The following table presents a reconciliation of net income to EBITDA for the periods indicated:

	Years Ended December 31,	
($ in millions)	2022	2021
Reported net income	$ 73	$ 47
Adjustments to reconcile net income to EBITDA:		
Interest expense, net	125	60
Income tax provision	20	32
Depreciation	77	75
Amortization	227	127
EBITDA	$ 522	$ 341

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of liquidity are cash flows from the operating activities of our consolidated subsidiaries, available cash and cash equivalents, our access to our $500 million five-year senior secured revolving credit facility (the "Revolving Credit Facility"), and the proceeds from debt offerings. We believe these sources will be sufficient to fund our liquidity requirements for at least the next twelve months. Although we believe we have sufficient resources to fund our future cash requirements, there are many factors with the potential to influence our cash flow position including weather, seasonality, commodity prices, market conditions, and inflation, over which we have no control.

As of December 31, 2022, we had $1,051 million of total liquidity, comprising $605 million in cash and cash equivalents and $446 million ($500 million less outstanding letters of credit of approximately $54 million, which reduce availability) of available borrowings under our Revolving Credit Facility. On January 3, 2022, we issued and sold 800,000 shares of our Series B Preferred Stock for an aggregate purchase price of $800 million and entered into an amendment to our Credit Agreement. As part of this amendment, we entered into a $1,100 million seven-year incremental term loan ("2021 Term Loan"), the Revolving Credit Facility was upsized by $200 million to $500 million, the maturity date of the Revolving Credit Facility was extended five years, and the letter of credit sublimit was increased by $100 million to $250 million.

During 2021, we completed two private offerings of senior notes with an aggregate principal amount of $350 million and $300 million, respectively. The proceeds from the sale of $350 million aggregate principal amount of 4.125% Senior Notes due in 2029 (the "4.125% Senior Notes") were used to repay all outstanding indebtedness under a previously outstanding term loan, prepay a portion of the 2019 Term Loan, pay for transaction fees and expenses, and fund general corporate purposes. The proceeds from the sale of the $300 million aggregate principal amount of 4.750% Senior Notes due in 2029 ("the 4.750% Senior Notes") were used to finance a portion of the consideration for the Chubb Acquisition and pay related fees and expenses.

During 2021, we also issued 22,716,049 shares of our common stock in a public underwritten offering. The proceeds from this offering totaled approximately $446 million, net of related expenses. We used the net proceeds from this offering for general corporate purposes, which includes items such as other business opportunities, capital expenditures, and working capital.

We expect to continue to be able to access the capital markets through equity and debt offerings for liquidity purposes as needed. Our principal liquidity requirements have been, and we expect will continue to be, for working capital and general corporate purposes, including capital expenditures and debt service, any accrued consideration and compensation due to selling shareholders, including tax payments in connection therewith, as well as to identify, execute, and integrate strategic acquisitions and business transformation transactions or initiatives. Our capital expenditures were approximately $79 million and $55 million in the years ended December 31, 2022 and 2021, respectively.

In 2022, our Board of Directors authorized a stock repurchase program, authorizing the purchase of up to an aggregate of $250 million of common stock through February 2024. During the year ended December 31, 2022, we repurchased 2,505,723 shares of common stock for approximately $44 million under this stock repurchase program, leaving approximately $206 million of authorized repurchases.

Cash Flows

The following table summarizes net cash flows with respect to our operating, investing, and financing activities for the periods indicated:

($ in millions)	Years Ended December 31,	
	2022	2021
Net cash provided by operating activities	$ 270	$ 182
Net cash used in investing activities	(2,901)	(121)
Net cash provided by financing activities	1,756	917
Effect of foreign currency exchange rate change on cash, cash equivalents, and restricted cash	(9)	(2)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (884)	$ 976
Cash, cash equivalents, and restricted cash, end of period	$ 607	$ 1,491

Net cash provided by operating activities

Net cash provided by operating activities was $270 million in the year ended December 31, 2022 compared to $182 million for the same period in 2021. The increase in cash flows provided by operating activities is primarily due to an increase in net income in the period. This increase is partially offset by working capital needs associated with the various services we provide. Working capital is primarily affected by changes in total accounts receivable, accounts payable, accrued expenses, and contract assets and contract liabilities, all of which tend to be related and are affected by changes in the timing and volume of work performed. During the year ended December 31, 2022, operating cash flows were impacted by inflationary pressures and supply chain disruptions leading to an increase in the required level of working capital investment needed to ensure we have materials available to meet our growth in sales volumes, as well as higher levels of spending related to acquisition and integration costs. Further, the increase in the cost of our debt driven by new debt issuances that occurred during the later half of 2021 and the first half of 2022, and a one-time contribution to assumed pension plans of $27 million were factors in our increased cash provided by operating activities during the year ended December 31, 2022 compared to the prior year.

Net cash used in investing activities

Net cash used in investing activities was $2,901 million and $121 million in the years ended December 31, 2022 and 2021, respectively. During 2022, we completed the Chubb Acquisition and other immaterial acquisition activity resulting in the use of $2,839 million for acquisitions during the year ended December 31, 2022 compared to $86 million for the same period in 2021.

Net cash provided by financing activities

Net cash provided by financing activities was $1,756 million and $917 million in the years ended December 31, 2022 and 2021, respectively. The increase in cash provided by financing activities was primarily due to $1,104 million of proceeds from the issuance of the 2021 Term Loan and other debt, and $797 million of proceeds from the issuance of Series B Preferred Stock. The increase was partially offset by $34 million of payments on long-term borrowings, $30 million of repurchases of long-term borrowings, and $44 million of repurchases of common stock. In the same period of the prior year, cash provided by financing activities was primarily driven by proceeds of $650 million from the completed offering of the 4.125% Senior Notes and 4.750% Senior Notes and $676 million from issuances of common stock. These cash inflows were partially offset by payments of $321 million on long term borrowings and $74 million for acquisition-related consideration.

Year ended December 31, 2021 versus year ended December 31, 2020

For a discussion of our Liquidity and Capital Resources for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, refer to Part I, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 1, 2022.

Financing Activities

Credit Agreement

We have a Credit Agreement by and among APi Group DE, Inc., our wholly-owned subsidiary, as borrower ("APi Group DE"), APG as a guarantor, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank N.A., as administrative agent and as collateral agent (the "Credit Agreement") which provides for: (1) a term loan facility, pursuant to which we incurred the $1,200 million 2019 Term Loan used to fund a part of the cash portion of the purchase price in the APi Acquisition, and a $1,100 million seven-year incremental term loan ("2021 Term Loan") used to fund a portion of the purchase price in the Chubb acquisition, and (2) a $500 million Revolving Credit Facility of which up to $250 million can be used for the issuance of letters of credit.

The interest rate applicable to the 2021 Term Loan is, at our option, either (a) a base rate plus an applicable margin equal to 1.75% or (b) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.75%. Principal payments on the 2021 Term Loan are due in quarterly installments on the last day of each fiscal quarter, unless prepayments are made, for a total annual amount equal to 1.00% of the initial aggregate principal amount of the 2021 Term Loan. The 2021 Term Loan matures on January 3, 2029. The 2021 Term Loan is subject to the same mandatory prepayment provisions as the 2019 Term Loan.

The interest rate applicable to the 2019 Term Loan is, at our option, either (a) a base rate plus an applicable margin equal to 1.50% or (b) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.50%. Principal payments on the 2019 Term Loan are due in quarterly installments on the last day of each fiscal quarter, unless prepayments are made, for a total annual amount equal to 1.00% of the initial aggregate principal amount of the 2019 Term Loan. The 2019 Term Loan matures on October 1, 2026.

The interest rate applicable to borrowings under the Revolving Credit Facility is, at our option, either (a) a base rate plus an applicable margin equal to 1.25% or (2) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.25%.

The Credit Agreement contains customary representations and warranties, and affirmative and negative covenants, including covenants that, among other things, restrict our, and our restricted subsidiaries', ability to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem capital stock; (iii) prepay, redeem or repurchase certain debt; (iv) make loans and investments; (v) sell, transfer and otherwise dispose of assets; (vi) incur or permit to exist certain liens; (vii) enter into transactions with affiliates; (viii) enter into agreements restricting subsidiaries' ability to pay dividends; and (ix) consolidate, amalgamate, merge or sell all or substantially all assets. The Credit Agreement also contains customary events of default. Furthermore, with respect to the Revolving Credit Facility, we must maintain a first lien net leverage ratio that does not exceed (i) 4.00 to 1.00 for each fiscal quarter ending in 2021, and (ii) 3.75 to 1.00 for each fiscal quarter ending thereafter, if on the last day of any fiscal quarter the outstanding amount of all revolving loans and letter of credit obligations (excluding undrawn letters of credit up to $40 million) under the Credit Agreement is greater than 30% of the total revolving credit commitments thereunder subject to a right of cure. Our first lien net leverage ratio as of December 31, 2022 was 2.25:1.00.

As of December 31, 2022, we had $1,127 million and $1,085 million of indebtedness outstanding on the 2019 Term Loan and 2021 Term Loan, respectively. We had no amounts outstanding under the Revolving Credit Facility, under which $446 million was available after giving effect to $54 million of outstanding letters of credit, which reduces availability.

On January 6, 2023, we repaid an aggregate amount of $200 million, $100 million to both the 2019 Term Loan and 2021 Term Loan. As a result, the 2019 Term Loan and the 2021 Term Loan have remaining principal amounts of $1,027 million and $985 million, respectively.

Senior Notes

We completed a private offering of $350 million aggregate principal amount of 4.125% Senior Notes due 2029, issued under an indenture, dated June 22, 2021. The 4.125% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain subsidiaries. The 4.125% Senior Notes will mature on July 15, 2029, unless redeemed earlier, and bear interest at a rate of 4.125% per year until maturity, payable semi-annually in arrears. We used the net proceeds from the sale of the 4.125% Senior Notes to repay the previously outstanding term loan, prepay a portion of the 2019 Term Loan and for general corporate purposes. During the year ended December 31, 2022, we repurchased $13 million of outstanding principal amount of the 4.125% Senior Notes and recognized a net gain of $2 million on the debt extinguishment. As of December 31, 2022, we had $337 million aggregate principal amount of 4.125% Senior Notes outstanding.

We completed a private offering of $300 million aggregate principal amount of 4.750% Senior Notes due 2029 issued under an indenture dated October 21, 2021, as supplemented by a supplemental indenture dated January 3, 2022. The 4.750% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and certain subsidiaries. The 4.750% Senior Notes will mature on October 15, 2029, unless earlier redeemed, and bear interest at a rate of 4.750% per year until maturity, payable semi-annually in arrears. We used the net proceeds from the sale of the 4.750% Senior Notes to finance a portion of the consideration for the Chubb Acquisition. During the year ended December 31, 2022, we repurchased $23 million of outstanding principal amount of the 4.750% Senior Notes and recognized a net gain of $3 million on the debt extinguishment. As of December 31, 2022, we had $277 million aggregate principal amount of 4.750% Senior Notes outstanding.

Debt Covenants

As of December 31, 2022 and 2021, we were in compliance with all covenants contained in the indentures governing the 4.125% Senior Notes and the 4.750% Senior Notes, and the Credit Agreement.

Issuance of Series B Preferred Stock

On January 3, 2022, concurrent with the closing of the Chubb Acquisition, we issued and sold 800,000 shares of our Series B Preferred Stock, par value $0.0001 per share, for an aggregate purchase price of $800 million, pursuant to securities purchase agreements entered into on July 26, 2021 with certain investors. The net proceeds from the Series B Preferred Stock issuance were used to fund a portion of the consideration for the Chubb Acquisition.

The holders of the Series B Preferred Stock are entitled to dividends at the rate of 5.5% per annum, payable in cash or common stock, at our election. The Series B Preferred Stock ranks senior to our common stock and Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding up of our affairs.

The Series B Preferred Stock is convertible, at the holder's option, into shares of our common stock at a conversion price equal to $24.60 per share, subject to certain customary adjustments. The holders of Series B Preferred Stock have certain other rights including voting rights on an as-converted basis, certain pre-emptive rights on our private equity offerings, certain registration rights, and, in the case of certain holders, certain director designation rights, as provided in the certificate of designation governing the Series B Preferred Stock.

We may, at our option, effect conversion of the outstanding shares of Series B Preferred Stock to common stock, but only if the volume-weighted average price of our common stock exceeds $36.90 per share for 15 consecutive trading days.

Material Cash Requirements from Known Contractual and Other Obligations

Our material cash requirements from known contractual and other obligations primarily relate to the following, for which information on both a short-term and long-term basis is provided in the indicated notes to the consolidated financial statements and expected to be satisfied using cash generated from operations:

- Operating and Finance Leases – See Note 11 – "Leases."

- Debt – See Note 12 – "Debt" for future principal payments and interest rates on our debt instruments.

- Tax Obligations – See Note 13 – "Income Taxes."

- Pension obligations – See Note 15 – "Pension."

We make investments in our properties and equipment to enable continued expansion and effective performance of our business. Our capital expenditures are expected to be approximately 1.5% of annual net revenues.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

We review new accounting standards to determine the expected impact, if any, of the adoption of such standards will have on our financial position and/or results of operations. See Note 3 – "Recent Accounting Pronouncements" for further information regarding new accounting standards, including the anticipated dates of adoption and the effects on our consolidated financial position, results of operations or liquidity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting estimates:

Revenue Recognition from Contracts with Customers

We recognize net revenues from contracts with customers under Accounting Standards Codification ("ASC") Topic 606. ASC 606 aligns revenue recognition with the timing of when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. This core principle is achieved through the application of the following five step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to performance obligations in the contract, and (5) recognize revenue as performance obligations are satisfied.

We recognize net revenues at the time the related performance obligations are satisfied by transferring a promised good or service to our customers. A good or service is considered to be transferred when the customer obtains control. We can transfer control of a good or service and satisfy our performance obligations either over time or at a point in time. We transfer control of a good or service over time and, therefore, satisfy a performance obligation and recognize revenue over time, if one of the following three criteria are met: (a) the customer simultaneously receives and consumes the benefits provided as we perform, (b) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (c) our performance does not create an asset with an alternative use, and we have an enforceable right to payment for performance completed to date.

For our performance obligations satisfied over time, we recognize revenue by measuring the progress toward complete satisfaction of that performance obligation. The selection of the method to measure progress towards completion can be either an input or output method and requires judgment based on the nature of the goods or services to be provided.

For our construction contracts, net revenues are generally recognized over time as our performance creates or enhances an asset that the customer controls as it is created or enhanced. Our fixed price construction projects generally use a cost-to-cost input method to measure progress towards completion of the performance obligation as we believe it best depicts the transfer of control to the customer, which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Costs incurred include direct materials, labor and subcontract costs, and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in the results of operations under cost of revenues. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as work is performed.

Net revenues from time and material construction contracts are recognized as the services are provided and is equal to the sum of the contract costs incurred plus an agreed upon markup. Net revenues earned from distribution contracts are recognized upon shipment or performance of the service.

We have a right to payment for performance completed to date at any time throughout our performance of a contract, including in the event of a cancellation, and as such, revenue is recognized over time. These performance obligations use the cost-to-cost input method to measure our progress towards complete satisfaction of the performance obligation as we believe it best depicts the transfer of control to the customer which occurs as we incur costs on the contracts.

Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised from time to time on an on-going basis. For those performance obligations for which net revenues are recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. When the current estimate of total costs for a performance obligation indicates a loss, a provision for the entire estimated loss on the unsatisfied performance obligation is made in the period in which the loss becomes evident.

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets include unbilled amounts from our long-term construction projects when net revenues recognized under the cost-to-cost measure of progress exceed amounts invoiced to our customers. Such amounts are recoverable from our customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. In addition, many of our time and materials arrangements, as well as our contracts to perform turnaround services within the Specialty Services segment, are billed in arrears pursuant to contract terms that are standard within the industry, and resulting in contract assets and/or unbilled receivables being recorded, as revenue is recognized in advance of billings. Contract assets are generally classified as current assets within the consolidated balance sheets.

Contract liabilities from our long-term construction contracts arise when amounts invoiced to our customers exceed net revenues recognized under the cost-to-cost measure of progress. Contract liabilities additionally include advanced payments from our customers on certain contracts. Contract liabilities decrease as we recognize revenue from the satisfaction of the related performance obligation and are recorded as either current or long-term, depending upon when we expect to recognize such revenue. The long-term portion of contract liabilities is included in other noncurrent liabilities in the consolidated balance sheets.

Business Combinations

The determination of the fair value of net assets acquired in a business combination and estimates of acquisition-related contingent consideration requires estimates and judgments of future cash flow expectations for the acquired business and the related identifiable tangible and intangible assets. Fair values of net assets acquired are calculated using standard valuation techniques. Fair values of contingent consideration liabilities are estimated using an income approach such as discounted cash flows or option pricing models. We allocate purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions consistent with those of a market participant, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from backlog, customer relationships, and trade names and trademarks; and discount rates. In estimating the future cash flows, management considers demand, competition and other economic factors. Management's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates, which could result in impairment charges in the future.

Due to the time required to obtain the necessary data for each acquisition, U.S. GAAP provides a "measurement period" of up to one year from the date of acquisition in which to finalize these fair value determinations. During the measurement period, preliminary fair value estimates may be revised if new information is obtained about the facts and circumstances existing as of the date of acquisition, or based on the final net assets and working capital of the acquired business, as prescribed in the applicable purchase agreement. Such revisions may result in the recording of "measurement period adjustments," which may result in the recognition of, or adjustment to, the fair values of acquisition-related assets or liabilities and/or consideration paid, as well as the related depreciation and amortization expense.

Significant changes in the assumptions or estimates used in the underlying valuations, including the expected profitability or cash flows of an acquired business, could materially affect our operating results in the period such changes are recognized.

The Periodic Assessment of Potential Impairment of Goodwill

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses. Goodwill is not amortized but instead is annually tested for impairment, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. We have recorded goodwill in connection with our historical acquisitions of businesses. Upon acquisition, these businesses were either combined into one of the existing components or managed on a stand-alone basis as an individual component.

The components are aligned to one of our two reportable segments, Safety Services or Specialty Services. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available.

We identify reporting units by assessing whether components have discrete financial information available, engage in business activities, and have a segment manager regularly review the component's operating results. If two or more components are deemed economically similar, those components are aggregated into one reporting unit when performing the annual goodwill impairment test.

We perform our annual goodwill impairment assessment on October 1 each fiscal year, or more frequently if events or circumstances arise which indicate that goodwill may be impaired. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

For the year ended December 31, 2022, we performed our annual goodwill impairment assessment as of October 1, 2022. We performed quantitative testing for all of our reporting units based on their estimated fair values using a combination of market and income approaches. Under the market approach, fair values were estimated using published market multiples for comparable companies and applying them to revenue and EBITDA. Under the income approach, a discounted cash flow methodology was used, considering: (i) management estimates, such as projections of revenue, operating costs and cash flows, taking into consideration historical and anticipated financial results; (ii) general economic and market conditions; and (iii) the impact of planned business and operational strategies. Estimated discount rates were determined using the weighted average cost of capital for each reporting unit at the time of the analysis, taking into consideration the risks inherent within each reporting unit individually. Significant assumptions used in testing the reporting units included terminal values based on a terminal growth rate of 3%, ten years of discounted cash flows prior to the terminal value, and discount rates ranging from 11.5% to 16%. We believe the assumptions used in our quantitative goodwill impairment tests are reflective of the risks inherent in the business models of our reporting units and within our industry.

Our goodwill impairment assessment for 2022 indicated each of our reporting units had an estimated fair value that exceeded carrying value by greater than 10%. Goodwill balances subjected to impairment testing at each of our reporting units as of December 31, 2022 are shown in the table below:

($ in millions)	Goodwill Balance as of December 31, 2022
Life Safety	$ 2,140
Heating, Ventilation and Air Conditioning (HVAC)	62
Infrastructure/Utility	123
Fabrication	4
Specialty Contracting	53

While we believe we have made reasonable estimates and assumptions to calculate the fair values of the reporting units, it is possible changes could occur. If in future years the reporting unit's actual results are not consistent with the estimates and assumptions used to calculate fair value, we may be required to recognize material impairments to goodwill. We may be required to perform additional impairment testing based on changes in the economic environment, disruptions to our business, significant declines in operating results of our reporting units, sustained deterioration of our market capitalization, and other factors, which could result in impairment charges in the future. Although management cannot predict when changes in macroeconomic conditions will occur, if there is significant deterioration from levels at year end in the construction industry, market prices for oil and gas and other fuel sources, or our market capitalization, it is reasonably likely we will be required to record material impairment charges in the future.

Income Taxes

Our provision for income taxes uses an effective tax rate based on annual pre-tax income, statutory tax rates, permanent tax differences and tax planning opportunities in the various jurisdictions in which we operate. Significant factors that can affect our annual effective tax rate include our assessment of certain tax matters, the location and amount of taxable earnings, changes in certain non-deductible expenses and expected credits. Although we believe our provision for income taxes is correct and the related assumptions are reasonable, the final outcome of tax matters could be materially different from what we currently anticipate, which could result in significant costs or benefits to us. See Note 13 – "Income Taxes" for additional discussion.

In the ordinary course of business, there is inherent uncertainty in quantifying income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based on our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recognized the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

We file income tax returns in numerous tax jurisdictions, including U.S. federal, most U.S. states and certain foreign jurisdictions. Although we believe our calculations for tax returns are correct and the positions taken thereon are reasonable, the final outcome of income tax examinations could be materially different from our expectations and the estimates that are reflected in our consolidated financial statements, which could have a material effect on our results of operations, cash flows and liquidity.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2022, our outstanding variable interest rate debt was primarily related to our 2019 Term Loan and our 2021 Term Loan. As of December 31, 2022, we had $1,127 million outstanding on the 2019 Term Loan, and $1,085 million outstanding on the 2021 Term Loan. To mitigate increases in variable interest rates, we have a four-year interest rate swap with respect to $720 million of notional value of the 2019 Term Loan, exchanging one-month LIBOR for a rate of 3.64% per annum. This expense will be offset by the amortization through October 2024 of the remaining gain of $29 million recognized from the termination of the previously outstanding $720 million notional amount interest rate swap resulting in an effective rate on the $720 million of notional value of the 2019 Term Loan of 3.97%. The remaining floating $407 million of our 2019 Term Loan balance will bear interest at 7.13% per annum based on one-month LIBOR plus 250 basis points. Effective in January 2023, we will have 5-year interest rate swaps exchanging one-month LIBOR for a rate an average fixed rate of 3.46%. The 2021 Term Loan balance will bear interest at 7.38% per annum based on one-month LIBOR plus 275 basis points, but the rate will fluctuate as LIBOR fluctuates. As of December 31, 2022, excluding letters of credit outstanding of $54 million, we had no amounts of outstanding revolving loans under our Credit Agreement.

A 100-basis point increase in the applicable interest rates under our credit facilities (including the unhedged portion of our 2019 Term Loan debt) would have increased our interest expense by approximately $21 million for the year ended December 31, 2022.

While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis. The ICE Benchmark Administration intends to cease the publication of U.S. dollar LIBOR for all tenors (excluding one-week and two-month) on June 30, 2023. The discontinuation of the one-month LIBOR after 2023 and the replacement with the Secured Overnight Financing Rate may adversely impact interest rates and our interest expense could increase.

Foreign Currency Risk

Our operations are in over 20 countries globally. Revenues generated from foreign operations represented approximately 38% of our consolidated net revenues for the year ended December 31, 2022. Net revenues and expenses related to our foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact fluctuations in exchange rates would have on net income or loss. We are subject to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than the functional currencies. Such transactions were not material to our operations during the year ended December 31, 2022. These foreign currency transaction gains and losses, including hedging impacts, are classified in investment income and other, net, in the consolidated statements of operations and were a (loss) gain of ($2) million, ($3) million and $12 million for the years ended December 31, 2022, 2021 and 2020, respectively. These net foreign currency transaction gains and losses include derivative instruments designed to reduce foreign currency exchange rate risks. Translation gains or losses, which are recorded in accumulated other comprehensive loss in the consolidated balance sheets, result from translation of the assets and liabilities of our foreign subsidiaries into U.S. dollars. Foreign currency translation (losses) gains totaled approximately ($164) million, ($11) million and $9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Our exposure to fluctuations in foreign currency exchange rates has increased as a result of the Chubb Acquisition and may continue to increase in the future if we continue to expand our operations outside of the U.S. We seek to manage foreign currency exposure by minimizing our consolidated net assets and liability positions in currencies other than the functional currency of our foreign subsidiaries. However, we believe that our exposure to transactional gains or losses resulting from fluctuations in foreign currencies is limited because our foreign operations primarily invoice and collect receivables in their respective local or functional currencies, and the expenses associated with these transactions are generally contracted and paid for in the same local currencies. In order to manage foreign currency risk related to transactions in foreign currencies and the Chubb business intercompany financing structure, we entered into cross-currency swaps to manage the foreign currency risk of certain intercompany loans. We also occasionally use foreign currency contracts as a way to mitigate foreign currency exposure.

Other Market Risk

We are also exposed to market risks impacting our customer base due to the potential related impact on accounts receivable or contract assets on uncompleted contracts. The amounts recorded may be at risk if our customers' ability to pay these obligations is negatively impacted by economic conditions. We continually monitor the creditworthiness of our customers and maintain ongoing discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, management believes it takes appropriate action to manage market and other risks, but there is no assurance management will be able to reasonably identify all risks with respect to the collectability of these assets. See also "Revenue Recognition from Contracts with Customers" under Critical Accounting Policies within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In addition, we are exposed to various supply chain risks, including market risk of fluctuations or availability of copper, steel, cable optic fiber, and other materials used as components of supplies or materials utilized in our operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our vehicle fleet. Disruptions in our supply chain can occur due to market inefficiencies but can also be driven by other events, like cybersecurity breaches, pandemics, or similar disruptive events. While we believe we can increase our contract prices to adjust for some price increases in commodities, there can be no assurance that such price increases, if they were to occur, would be recoverable. Additionally, some of our fixed price contracts do not allow us to adjust prices and, as a result, increases in material costs could reduce profitability with respect to projects in progress.

Significant declines in market prices for oil and gas and other fuel sources may also impact our operations. Prolonged periods of low oil and gas prices may result in projects being delayed or cancelled and in a low oil and gas price environment, certain of our businesses could become less profitable or incur losses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
APi Group Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of APi Group Corporation and subsidiaries (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Total estimated costs for certain fixed price projects recognized over time

As discussed in Note 6 to the consolidated financial statements, the Company recognizes revenue on certain safety services, specialty services, and industrial services for fixed price projects over time. For these fixed price projects, the Company uses a cost-to-cost measure of progress. More specifically, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

We identified the assessment of total estimated costs at completion for certain fixed price projects recognized over time as a critical audit matter. Evaluating the Company's initial and subsequent changes to the total estimated costs for the fixed price projects involved subjective auditor judgment. More specifically, our subjective auditor judgment involved the evaluation of management's assumptions related to estimated direct and indirect material, labor, and subcontractor costs, which affect the measurement of revenue recognized by the Company on certain fixed price projects.

The following are the primary procedures we performed to address this critical audit matter. We selected certain projects and inspected related contract agreements, amendments, and change orders to test the existence of customer arrangements and to understand the nature and scope of the related projects. We evaluated the Company's ability to accurately estimate the total costs for certain projects by (1) interviewing project personnel to gain an understanding of the status of project activities, (2) analyzing and comparing costs incurred to the nature of total estimated costs remaining, and (3) inspecting subsequent changes to the total estimated costs at completion and inquiring with project personnel as to the reason for the change. We further evaluated the Company's ability to accurately estimate the total costs by evaluating the difference between the estimated costs and the final costs incurred for projects completed during the year.

Fair value measurement of certain acquired intangible assets

As discussed in Note 4 to the consolidated financial statements, the Company utilized the excess earnings method to estimate the fair value of the customer relationships and contractual backlog, and the relief from royalty method was utilized to estimate the fair value of trade names and trademarks. The Company acquired Chubb Fire and Security for a total purchase price of $2.9 billion, net of cash on January 3, 2022. The Company recorded a preliminary purchase price allocation during the first quarter of 2022 and the final purchase price allocation in the fourth quarter of 2022. The final purchase price allocation resulted in the recording of customer relationships, trade names and trademarks, and contractual backlog intangible assets of $695 million, $450 million, and $55 million, respectively. The determination of the fair value of the acquired intangible assets, required the Company to make significant estimates and assumptions regarding certain future expected cash flows.

We identified the assessment of the fair value measurement of certain intangible assets in the Chubb Fire and Security acquisition as a critical audit matter. Specifically, the assessment and development of projected financial information used in the valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of identified key controls related to the fair value measurement of certain acquired intangible assets. This included controls related to the Company's process over the development of projected financial information in order to value the intangible assets. We evaluated the future expected cash flows by comparing the forecast to historical cash flows of the entity and industry benchmarks. Furthermore, we evaluated the impact of economic factors, including comparison to competitor data, on the cash flows based on publicly available data.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Minneapolis, Minnesota
March 1, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
APi Group Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited APi Group Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. The Company had ineffective user access controls related to an information technology system. As a result of the user access control deficiencies, process level controls at certain entities that use information from the affected system cannot be relied upon. Additionally, the Company had ineffective operation of process level controls over revenue recognition. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Chubb Fire & Security during 2022, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Chubb Fire & Security's internal control over financial reporting associated with 47% of total assets and 31% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Chubb Fire & Security.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Minneapolis, Minnesota
March 1, 2023

APi Group Corporation and Subsidiaries
Consolidated Balance Sheets
December 31, 2022 and 2021
(In millions, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 605	$ 1,188
Restricted cash	2	302
Accounts receivable, net of allowances of $3 and $3 at December 31, 2022 and December 31, 2021, respectively	1,313	767
Inventories	163	69
Contract assets	459	217
Prepaid expenses and other current assets	110	83
Total current assets	2,652	2,626
Property and equipment, net	407	326
Operating lease right of use assets	222	101
Goodwill	2,382	1,106
Intangible assets, net	1,784	882
Deferred tax assets	108	73
Pension and post-retirement assets	392	—
Other assets	144	45
Total assets	$ 8,091	$ 5,159
Liabilities, Redeemable Convertible Preferred Stock, and Shareholders' Equity		
Current liabilities:		
Short-term and current portion of long-term debt	$ 206	$ 1
Accounts payable	490	236
Contingent consideration and compensation liabilities	27	22
Accrued salaries and wages	337	209
Contract liabilities	463	243
Operating and finance leases	73	27
Other accrued liabilities	325	129
Total current liabilities	1,921	867
Long-term debt, less current portion	2,583	1,766
Pension and post-retirement obligations	40	—
Contingent consideration and compensation liabilities	6	10
Operating and finance leases	166	79
Deferred tax liabilities	340	43
Other noncurrent liabilities	111	71
Total liabilities	5,167	2,836
Commitments and contingencies (Note 17)		
5.5% Series B Redeemable Convertible Preferred Stock, $0.0001 par value, 800,000 authorized shares, 800,000 shares and 0 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively; aggregate liquidation preference of $840	797	—
Shareholders' equity:		
Series A Preferred Stock, $0.0001 par value; 7,000,000 authorized shares; 4,000,000 shares issued and outstanding at December 31, 2022 and 2021	—	—
Common stock; $0.0001 par value, 500,000,000 authorized shares, 233,403,912 shares and 224,625,193 shares issued at December 31, 2022 and December 31, 2021, respectively (excluding 584,584 and 7,539,697 shares declared for stock dividend at December 31, 2022 and December 31, 2021, respectively)	—	—
Additional paid-in capital	2,558	2,560
Accumulated deficit	(164)	(237)
Accumulated other comprehensive loss	(267)	—
Total shareholders' equity	2,127	2,323
Total liabilities, redeemable convertible preferred stock, and shareholders' equity	$ 8,091	$ 5,159

See notes to consolidated financial statements.

APi Group Corporation and Subsidiaries
Consolidated Statements of Operations
(In millions, except per share amounts)

		Year Ended December 31,				
		2022		**2021**		**2020**
Net revenues	$	6,558	$	3,940	$	3,587
Cost of revenues		4,844		3,001		2,831
Gross profit		1,714		939		756
Selling, general, and administrative expenses		1,552		803		725
Impairment of goodwill		—		—		197
Operating income (loss)		162		136		(166)
Interest expense, net		125		60		52
(Gain) loss on extinguishment of debt, net		(5)		9		—
Non-service pension benefit		(42)		—		—
Investment income and other, net		(9)		(12)		(34)
Other expense, net		69		57		18
Income (loss) before income taxes		93		79		(184)
Income tax provision (benefit)		20		32		(31)
Net income (loss)	$	73	$	47	$	(153)
Net income (loss) attributable to common shareholders:						
Accrued stock dividend on Series A Preferred Stock		—		(184)		(222)
Stock dividend on Series B Preferred Stock		(44)		—		—
Net income (loss) attributable to common shareholders	$	29	$	(137)	$	(375)
Net income (loss) per common share:						
Basic	$	0.10	$	(0.67)	$	(2.21)
Diluted		0.10		(0.67)		(2.21)
Weighted average shares outstanding:						
Basic		233		206		169
Diluted		266		206		169

See notes to consolidated financial statements.

APi Group Corporation and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
(In millions)

	Year Ended December 31,					
		2022		2021		2020
Net income (loss)	$	73	$	47	$	(153)
Other comprehensive (loss) income:						
Fair value change - derivatives, net of tax (expense) benefit of ($11), ($9), and $9, respectively		62		25		(26)
Defined benefit pension plans adjustment, net of tax expense of $55, $0, and $0, respectively		(165)		—		—
Foreign currency translation adjustment		(164)		(11)		9
Comprehensive (loss) income	$	(194)	$	61	$	(170)

See notes to consolidated financial statements.

APi Group Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(In millions, except share amounts)

	Preferred Stock Issued and Outstanding		Common Stock Issued and Outstanding		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2019	4,000,000	$ —	169,902,260	$ —	$ 1,885	$ (131)	$ 3	$ 1,757
Net loss	—	—	—	—	—	(153)	—	(153)
Fair value change - derivatives	—	—	—	—	—	—	(26)	(26)
Foreign currency translation adjustment	—	—	—	—	—	—	9	9
Share cancellations	—	—	(608,016)	—	(6)	—	—	(6)
Common shares purchased and cancelled	—	—	(1,742,284)	—	(30)	—	—	(30)
Warrants exercised	—	—	257,226	—	3	—	—	3
Share-based compensation and other, net	—	—	242,838	—	4	—	—	4
Balance, December 31, 2020	4,000,000	$ —	168,052,024	$ —	$ 1,856	$ (284)	$ (14)	$ 1,558
Net income	—	—	—	—	—	47	—	47
Fair value change - derivatives	—	—	—	—	—	—	25	25
Foreign currency translation adjustment	—	—	—	—	—	—	(11)	(11)
Series A Preferred Stock dividend	—	—	12,447,912	—	—	—	—	—
Issuance of common shares	—	—	22,716,049	—	446	—	—	446
Warrants exercised	—	—	19,994,203	—	230	—	—	230
Profit sharing plan contributions	—	—	630,109	—	13	—	—	13
Share-based compensation and other, net	—	—	784,896	—	15	—	—	15
Balance, December 31, 2021	4,000,000	$ —	224,625,193	$ —	$ 2,560	$ (237)	$ —	$ 2,323
Net income	—	—	—	—	—	73	—	73
Fair value change - derivatives	—	—	—	—	—	—	62	62
Foreign currency translation adjustment	—	—	—	—	—	—	(164)	(164)
Pension plans adjustment	—	—	—	—	—	—	(165)	(165)
Series A Preferred Stock dividend	—	—	7,539,697	—	—	—	—	—
Series B Preferred Stock dividend	—	—	1,944,939	—	—	—	—	—
Share repurchases	—	—	(2,505,723)	—	(44)	—	—	(44)
Profit sharing plan contributions	—	—	622,655	—	13	—	—	13
Share-based compensation and other, net	—	—	1,177,151	—	29	—	—	29
Balance, December 31, 2022	4,000,000	$ —	233,403,912	$ —	$ 2,558	$ (164)	$ (267)	$ 2,127

See notes to consolidated financial statements.

APi Group Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,				
		2022		**2021**		**2020**
Cash flows from operating activities:						
Net income (loss)	$	73	$	47	$	(153)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation		77		75		81
Amortization		227		127		182
Restructuring charges, net of cash paid		22		—		—
Impairment of goodwill		—		—		197
Deferred taxes		(47)		6		(74)
Share-based compensation expense		18		12		5
Profit-sharing expense		15		15		14
Non-cash lease expense		67		31		30
Net periodic pension benefit		(35)		—		—
(Gain) loss on extinguishment of debt, net		(5)		9		—
Other, net		3		7		—
Pension contributions		(34)		—		—
Changes in operating assets and liabilities, net of effects of acquisitions:						
Accounts receivable		(148)		(99)		120
Contract assets		(69)		(73)		118
Inventories		(30)		(2)		11
Prepaid expenses and other current assets		(1)		4		(2)
Accounts payable		71		78		(24)
Accrued liabilities and income taxes payable		47		15		(2)
Contract liabilities		71		19		17
Other assets and liabilities		(52)		(89)		(24)
Net cash provided by operating activities		270		182		496
Cash flows from investing activities:						
Acquisitions, net of cash acquired		(2,839)		(86)		(319)
Purchases of property and equipment		(79)		(55)		(38)
Proceeds from sales of property, equipment, held for sale assets, and businesses		17		20		17
Net cash used in investing activities		(2,901)		(121)		(340)
Cash flows from financing activities:						
Proceeds from long-term borrowings		1,104		650		250
Payments on long-term borrowings		(34)		(321)		(21)
Repurchases of long-term borrowings		(30)		—		—
Payments of debt issuance costs		(29)		(11)		(8)
Repurchases of common stock		(44)		—		(30)
Proceeds from equity issuances		797		676		3
Payments of acquisition-related consideration		(5)		(74)		(93)
Restricted shares tendered for taxes		(3)		(3)		(2)
Net cash provided by financing activities		1,756		917		99
Effect of foreign currency exchange rate change on cash, cash equivalents, and restricted cash		(9)		(2)		4
Net (decrease) increase in cash, cash equivalents, and restricted cash		(884)		976		259
Cash, cash equivalents, and restricted cash, beginning of period		1,491		515		256
Cash, cash equivalents, and restricted cash, end of period	$	607	$	1,491	$	515
Supplemental cash flow disclosures:						
Cash paid for interest	$	120	$	41	$	47
Cash paid for income taxes, net of refunds		43		66		29
Accrued consideration issued in business combinations		1		18		5
Shares of common stock issued to profit sharing plan		13		13		—

See notes to consolidated financial statements.

APi Group Corporation
Notes to Consolidated Financial Statements
(Amounts in millions, except shares and where noted otherwise)

NOTE 1. NATURE OF BUSINESS

APi Group Corporation (the "Company", "APG", or "APi Group") is a global, market-leading business services provider of safety and specialty services in over 500 locations worldwide.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements (the "Financial Statements") include the accounts of the Company and of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in entities over which the Company has significant influence but not control are accounted for using the equity method of accounting. These investments are initially recorded at cost and subsequently adjusted based on the Company's proportionate share of earnings, losses, and distributions from each entity.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include the estimation of total contract costs used for net revenues and cost recognition from construction contracts, fair value estimates included in the accounting for acquisitions, valuation of long-lived assets and acquisition-related contingent consideration, self-insurance liabilities, income taxes, and the estimated effects of litigation and other contingencies.

Resegmentation

The Company has combined the leadership responsibility and full accountability for the Industrial Services and Specialty Services operating segments. As a result, beginning in 2022, the information for the legacy Industrial Services segment was combined with the legacy Specialty Services segment to form a new operating and reportable segment called Specialty Services. Accordingly, the Company presents financial information for the Safety Services and Specialty Services segments, the two operating segments and also the reportable segments. The Company's chief operating decision maker regularly reviews financial information to allocate resources and assess performance utilizing these reorganized segments.

Certain prior year amounts have been recast to conform to the current year presentation. Throughout the Financial Statements, unless otherwise indicated, amounts and activity reflect reclassifications related to the Company's resegmentation, as described in Note 21 - "Segment Information."

Foreign currency and currency translation

The assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates in effect at year-end, with resulting translation gains or losses included within other comprehensive income or loss. Net revenues and expenses are translated into U.S. dollars at average monthly rates of exchange in effect during the year. Foreign currency transaction gains and losses, including hedging impacts, are classified in investment income and other, net, in the consolidated statements of operations and were a (loss) gain of ($2), ($3) and $12 for the years ended December 31, 2022, 2021, and 2020, respectively. These net foreign currency transaction gains and losses include derivative instruments designed to reduce foreign currency exchange rate risks. Refer to Note 9 - "Derivatives" for further information. Translation gains or losses, which are recorded in accumulated other comprehensive loss on the consolidated balance sheets, result from translation of the assets and liabilities of APi Group's foreign subsidiaries into U.S. dollars. Foreign currency translation (losses) gains totaled approximately ($164), ($11), and $9 for the years ended December 31, 2022, 2021, and 2020, respectively.

All of the Company's foreign operations use their local currency as their functional currency. Currency gains or losses resulting from transactions executed in currencies other than the functional currency are included in investment income and other, net, in the consolidated statements of operations.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Restricted cash is reported as restricted cash and other assets in the consolidated balance sheets. Restricted cash reflects collateral against certain bank guarantees and amounts held in escrow.

Fair value of financial instruments

The financial instruments of the Company include cash and cash equivalents, accounts and notes receivable, accounts payable, contingent consideration and compensation liabilities, and debt obligations.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date. ASC Topic 820, *Fair Value Measurements*, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to and is composed of the following levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the Company's own assumptions.

The carrying values of cash and cash equivalents, accounts receivable, contract assets, other receivables, accounts payable, contingent compensation liabilities, accrued liabilities, and contract liabilities approximate their fair values because of their short maturity. The carrying values of the notes receivable approximate their fair values based on the current rates of return on similar investments. The fair value of the Company's revolving line of credit facilities and long-term debt are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The carrying values of revolving line of credit facilities approximate their fair values because the variable interest rates of these instruments are generally reset monthly.

The fair value of the Company's non-variable interest rate debt is estimated by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy. The fair value of the Company's derivative instruments designated as hedge instruments are determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. The fair value of the Company's contingent consideration obligations is determined using a probability-weighted discounted cash flow method. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy.

Inventories

Inventories consist primarily of wholesale insulation products, contracting materials and supplies. Inventories are valued at the lower of cost or net realizable value.

Property and equipment

Property and equipment, including additions, replacements, and improvements is stated at cost or fair value for assets acquired in a business combination, less accumulated depreciation. Expenditures for maintenance and repairs are charged to operating expenses as incurred unless such expenditures extend the life of the asset or increase its capacity or efficiency. Depreciation expense is recognized over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets and any resulting gain or loss is recognized in the consolidated statements of operations.

Leases

The Company's lease portfolio mainly consists of facilities, equipment, and vehicles. Operating lease assets represent the Company's right to use an underlying asset for the lease term whereas lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term (or at fair values in the case of those leases assumed in an acquisition). As most of the Company's leases do not provide an implicit rate, the Company uses incremental borrowing rates that reflect its own external unsecured borrowing rates and are risk-adjusted to approximate secured borrowing rates over similar terms. These rates are assessed on a quarterly basis for measurement of new lease obligations. The operating lease assets also include any lease payments made less lease incentives. Leases with an initial term of less than one year are not recorded on the Company's consolidated balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term. Many leases include one or more options to renew, with renewal terms that can extend the lease term for several years. The exercise of lease renewal options is generally at the Company's sole discretion. Certain leases also include options to purchase the leased assets. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements contain lease and non-lease components, which are accounted for as a single lease component for all asset classes except for certain asset classes within its information technology arrangements. Operating lease right of use assets are reported as separate lines in the consolidated balance sheets. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. For finance leases, the Company recognizes more expense in the initial years of total lease expense recognition due to the accretion of the lease liability and the straight-line amortization of the leased asset. Assets acquired under finance leases are recorded in property and equipment, net.

Goodwill impairment

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses. The Company has recorded goodwill in connection with its historical acquisitions of businesses. Upon acquisition, these businesses were either combined into one of the existing components or managed on a stand-alone basis as an individual component.

The components are aligned to one of the Company's two reportable segments, Safety Services or Specialty Services. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available.

Management identifies its reporting units by assessing whether components have discrete financial information available, engage in business activities, and have a segment manager regularly review the component's operating results. If two or more components are deemed economically similar, those components are aggregated into one reporting unit when performing the annual goodwill impairment test.

Goodwill is not amortized but instead is annually tested for impairment on October 1 each fiscal year, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

The Company evaluates each reporting unit for impairment by performing a quantitative test comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding change to earnings in the period the goodwill is determined to be impaired. Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit.

The Company determines the fair value of its reporting units using a combination of the income approach (discounted cash flow method) and market approach (guideline transaction method and guideline public company method). Management weights each of the methods applied to determine the fair value of its reporting units.

Under the discounted cash flow method, the Company determines fair value based on the estimated future cash flows for each reporting unit, discounted to present value using a risk-adjusted industry weighted-average cost of capital, which reflects the overall level of inherent risk for each reporting unit and the rate of return an outside investor would expect to earn. Cash flow projections are derived from budgeted amounts (typically a one-year model) and subsequent period cash flows are developed for each reporting unit using growth rates that management believes are reasonably likely to occur from a market participant's standpoint. All cash flow projections by reporting unit are evaluated by management. A terminal value is derived by capitalizing free cash flow into perpetuity. The capitalization rate is derived from the weighted-average cost of capital and the estimated long-term growth rate for each reporting unit.

Under the guideline transaction and guideline public company methods, the Company determines the estimated fair value for each of its reporting units by applying transaction multiples and public company multiples, respectively, to each reporting unit's applicable earnings measure. The transaction multiples are based on observed purchase transactions for similar businesses adjusted for size, diversification and risk. The public company multiples are based on peer group multiples adjusted for size, growth, risk and margin.

See Note 7 – "Goodwill and Intangibles" for additional detail on goodwill and other intangible assets.

Impairment of long-lived assets excluding goodwill

The Company periodically reviews the carrying amount of its long-lived asset groups, including property and equipment and other identifiable intangible assets subject to amortization, when events or changes in circumstances indicate the carrying value may not be recoverable. If facts and circumstances support the possibility of impairment, the Company will compare the carrying value of the asset or asset group with the undiscounted future cash flows related to the asset or asset group. If the carrying value of the asset or asset group is greater than its undiscounted cash flows, the resulting impairment will be determined as the difference between the carrying value and the fair value, where fair value is determined for the carrying amount of the specific asset groups based on discounted future cash flows or appraisal of the asset groups.

Investments

The Company holds investments in joint ventures, which are accounted for under the equity method of accounting as the Company does not exercise control over the joint ventures. The Company's share of earnings from the joint ventures was $3, $3, and $14, during the years ended December 31, 2022, 2021, and 2020, respectively. The earnings are recorded within investment income and other, net in the consolidated statements of operations. The investment balances were $4 and $4 as of December 31, 2022 and 2021, respectively, and are recorded within other assets in the consolidated balance sheets.

Pension and post-retirement obligations

The Company sponsors both funded and unfunded foreign defined benefit pension plans that cover a portion of the Company's employees. The Company accounts for its benefit plans in accordance with ASC 715, *Compensation - Retirement Benefits,* which requires balance sheet recognition of the overfunded or underfunded status of pension and post-retirement benefit plans. Determining the amounts associated with these benefits are performed by actuaries and dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality and health care cost trends. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Pension and post-retirement obligation balances and related costs reflected within the consolidated balance sheets include costs directly attributable to plans dedicated to the Company. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate. The Company's accounting policies related to pension and post-retirement obligations are disclosed in Note 15 - "Pension".

Definite-lived intangibles

Intangibles consist of trade names and trademarks, customer relationships, and backlog intangibles. The intangibles are amortized over their estimated useful lives, which range from two to fifteen years for trade names and trademarks and customer relationships, and a period of six to thirty-six months for backlog.

Insurance liabilities

Accrued and other noncurrent liabilities include management's best estimates of amounts expected to be incurred for health insurance claims, workers' compensation, general liability and automobile liability losses. A portion of this risk is retained on a self-insured basis through Sprocket, the Company's wholly-owned captive insurance subsidiary. The estimates are based on claim reports provided by the insurance carrier, management's best estimates, and the maximum premium for a policy period. The amounts the Company will ultimately incur could differ in the near-term from the estimated amounts accrued. At December 31, 2022 and 2021, the Company had accrued $123 and $64, respectively, relating to workers' compensation, general and automobile claims, with $66 and $42, respectively, included in other noncurrent liabilities. The Company recorded a receivable from the insurance carriers of $11 and $8 at December 31, 2022 and 2021, respectively, to offset the liabilities due above the Company's deductible, which, under contract, are payable by the insurance carrier. The Company has outstanding letters of credit as collateral totaling approximately $121 and $73 at December 31, 2022 and 2021, respectively. The Company had $7 and $6 accrued within accrued salaries and wages relating to outstanding health insurance claims at December 31, 2022 and 2021, respectively.

Share-based compensation

The Company recognizes share-based compensation over the requisite service period of the awards (usually the vesting period) based on the grant date fair value of awards. An offsetting increase to shareholders' equity is recorded equal to the amount of the compensation expense charge. For stock option grants with performance-based milestones, the expense is recorded over the service period after the achievement of the milestone is probable or the performance condition is achieved. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model on the date of grant. Grants of restricted stock units are valued based on the closing market share price of the Company's stock on the date of grant. Forfeitures are estimated and recorded using historical forfeiture rates.

The Company has an employee stock purchase plan ("ESPP") under which shares of the Company's common stock are available for purchase by eligible participants. The plan allows participants to purchase APi Group common stock at 85% of its fair market value at the lower of (i) the date of commencement of the offering period or (ii) the last day of the exercise period, as defined in the plan documents. The fair value of purchases under the Company's ESPP is estimated using the Black-Scholes option-pricing valuation model. The determination of fair value of stock-based awards using an option-pricing model is affected by the Company's stock price as well as assumptions pertaining to several variables, including expected stock price volatility, the expected term of the award and the risk-free rate of interest. In the option-pricing model for the Company's ESPP, expected stock price volatility is based on historical volatility of the Company's common stock. The expected term of the award is based on historical and expected exercise patterns and the risk-free rate of interest is based on U.S. Treasury yields.

Earnings per share

Basic earnings per common share excludes dilution and is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. The Company has determined that its Series A Preferred Stock and Series B Preferred Stock are participating securities as the Series A Preferred Stock and Series B Preferred Stock participate in dividends with common stock according to a predetermined formula. Accordingly, the Company used the two-class method of computing basic and diluted earnings per share for common stock according to participation rights of the Series A Preferred Stock and Series B Preferred Stock. Under this method, net income applicable to holders of common stock is first reduced by the amount of dividends declared on Series A Preferred Stock and Series B Preferred Stock in the current period with remaining undistributed earnings allocated on a pro rata basis to the holders of common stock, Series A Preferred Stock, and Series B Preferred Stock to the extent that each class may share income for the period; whereas undistributed net loss is allocated to common stock because holders of Series A Preferred Stock and Series B Preferred Stock are not contractually obligated to share the loss.

Revenue recognition and contract costs

Refer to Note 6 – "Net Revenues", for further discussion on the Company's revenue recognition policies.

Income taxes and distributions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties relating to unrecognized tax benefits and penalties in income tax expense.

NOTE 3. RECENT ACCOUNTING PRONOUCEMENTS

Accounting standards issued and adopted

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which helps limit the accounting impact from contract modifications, including hedging relationships, due to the transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates, such as the Secured Overnight Financing Rate, that are completed by December 31, 2024. The Company adopted this standard on January 1, 2022, and it did not have an impact on the consolidated financial statements. The Company will continue to use the one-month LIBOR until it is phased out on June 30, 2023 and does not expect the transition from LIBOR to alternative reference interest rates to have a significant impact to operating results, financial position or cash flows, but will continue to monitor the impact of this transition until it is completed.

In August 2020, the FASB issued ASU 2020-06, *Debt – Debt Conversion and Other Options (Subtopic 470-20)* and *Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)*, which simplifies the accounting for certain convertible instruments, amends guidance on derivative scope exceptions for contracts in an entity's own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The Company adopted this ASU on January 1, 2022 and it did not have a material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"), which improves comparability after business combinations by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The Company adopted ASU 2021-08 on January 1, 2022 and it did not have a material impact on its consolidated financial statements.

NOTE 4. BUSINESS COMBINATIONS

The Company regularly evaluates potential acquisitions that strategically fit with the Company's existing portfolio or expand the Company's portfolio into a new and attractive business area. Acquisitions are accounted for as business combinations using the acquisition method of accounting. As such, the Company makes a preliminary allocation of the purchase price to the tangible assets and identifiable intangible assets acquired and liabilities assumed. In the months after closing, as the Company obtains additional information about the acquired assets and liabilities and learns more about the newly acquired business, it is able to refine the estimates of fair value and more accurately allocate the purchase price. Purchase price is allocated to acquired assets and liabilities assumed based upon their estimated fair values, with limited exceptions as permitted pursuant to U.S. GAAP, as determined based on estimates and assumptions deemed reasonable by the Company. The Company engages third-party valuation specialists to assist with preparation of critical assumptions and calculations of the fair value of acquired tangible and intangible assets in connection with significant acquisitions. The excess of the purchase price over the tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. Goodwill is attributable to the workforce of the acquired businesses, the complementary strategic fit and resulting synergies these businesses bring to existing operations, and the opportunities in new markets expected to be achieved from the expanded platform.

2022 Chubb Acquisition

On January 3, 2022, the Company completed its acquisition of the Chubb fire and security business (the "Chubb Acquisition"). The Chubb fire and security business (the "Chubb business" or "Chubb") is a globally recognized fire safety and security services provider, offering customers complete and reliable services from design and installation to monitoring and on-going maintenance and recurring services. The Chubb business is headquartered in the United Kingdom, and has operations in 17 countries, expanding the Company's geographic footprint to a total of over 20 countries. The results of the Chubb business are reported within the Company's Safety Services segment. The consideration paid by the Company for the stock purchase of the Chubb business was funded through a combination of cash on hand and net proceeds from the private placement of Series B Preferred Stock (as defined in Note 16 - "Related-Party Transactions"), the offering of the 4.750% Senior Notes, and borrowing under the 2021 Term Loan (both defined in Note 12 - "Debt").

During the year ended December 31, 2022, the Company incurred transaction costs of $24, which were expensed and included as a component of selling, general, and administrative expenses in the consolidated statements of operations.

The Chubb Acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. The purchase price has been preliminarily allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of the following: (1) pre-acquisition contingencies which are recognized and measured in accordance with ASC 450, *Contingencies*, if fair value cannot be determined; (2) deferred income tax assets acquired and liabilities assumed are recognized and measured in accordance with ASC 740, *Income Taxes*; (3) pensions and other post-retirement benefits other than pensions are recognized and measured in accordance with ASC 715, *Compensation – Retirement Benefits*; (4) contract assets and liabilities are measured and recognized in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"); and (5) certain lease related assets and liabilities which are measured and recognized in accordance with ASC 842, *Leases* ("ASC 842").

The following table summarizes the final fair values of the assets acquired and liabilities assumed at the date of the Chubb Acquisition:

Cash paid at closing	$	2,935
Working capital and net indebtedness adjustment		(42)
Total net consideration	$	2,893
Cash	$	60
Accounts receivable		426
Inventories		68
Contract assets		183
Other current assets		25
Property and equipment		73
Operating lease right of use assets		146
Pension and post-retirement assets		626
Other noncurrent assets		8
Intangible assets		1,200
Goodwill		1,367
Accounts payable		(192)
Contract liabilities		(162)
Accrued expenses		(255)
Finance and operating lease liabilities		(148)
Pension and post-retirement obligations		(56)
Deferred tax liabilities		(383)
Other noncurrent liabilities		(93)
Net assets acquired	$	2,893

The final allocation of the purchase price did not differ materially from preliminary estimates with the exception of measurement period adjustments, primarily related to working capital balances, property and equipment, and intangible assets recorded during the year ended December 31, 2022.

The excess of the purchase price over the tangible and intangible assets acquired and liabilities assumed has been recorded as goodwill. The Company has assigned final goodwill of $1,367 to its Safety Services reportable segment (see Note 7 - "Goodwill and Intangibles"). Based on U.S. income tax principles related to acquisitions of non-U.S. entities, the Company does not expect any of the amount of goodwill to be deductible for U.S. income tax purposes.

Intangible assets

The Company has identified the following significant intangible assets: customer relationships, trade names and trademarks, and contractual backlog. As of the effective date of the Chubb Acquisition, identifiable intangible assets are required to be measured at fair value, and these assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these consolidated financial statements, the fair value and weighted-average useful lives of these intangible assets have been estimated using variations of the income approach.

Specifically, the excess earnings method was utilized to estimate the fair value of the customer relationships and the contractual backlog. The relief from royalty method was utilized to estimate the fair value of the trade names and trademarks. Significant inputs used to value these intangible assets include projections of future cash flows, long-term growth rates, customer attrition rates, discount rates, royalty rates, and applicable income tax rates.

The following table summarizes the fair value of the identifiable intangible assets:

Customer relationships	$	695
Trade names and trademarks		450
Contractual backlog		55
Total intangibles	$	1,200

The estimated useful lives over which the intangible assets will be amortized are as follows: customer relationships (fifteen years), trade names and trademarks (fifteen years), and contractual backlog (two years).

The results of operations for the Chubb business are included in the consolidated financial statements of the Company from the date of acquisition.

Pro forma consolidated financial information

The following pro forma consolidated financial information reflects the results of operations of the Company for the year ended December 31, 2021 as if the Chubb Acquisition and related financing had occurred as of January 1, 2021, after giving effect to certain purchase accounting and financing adjustments. These amounts are based on financial information of the Chubb business and are not necessarily indicative of what the Company's operating results would have been had the Chubb Acquisition and related financing taken place on January 1, 2021.

	Year Ended December 31, 2021 (unaudited)	
Net revenues	$	6,099
Net loss		(189)

Pro forma financial information is presented as if the operations of the Chubb business had been included in the consolidated results of the Company since January 1, 2021, and gives effect to transactions that are directly attributable to the Chubb Acquisition and related financing. Adjustments, net of related tax impacts, include: additional depreciation and amortization expense related to the fair value of acquired property and equipment and intangible assets as if such assets were acquired on January 1, 2021; costs related to the fair value step-up of acquired inventory; interest expense under the Company's 2021 Term Loan and 4.750% Senior Notes (both defined in Note 12 - "Debt") as if the amounts borrowed to partially finance the purchase price were borrowed on January 1, 2021.

Total cumulative transaction-related costs of $45 were expensed and have been included as a component of selling, general, and administrative expenses, were reflected as if the transaction occurred as of January 1, 2021.

2021 Acquisitions

During 2021, the Company completed the acquisitions of Premier Fire & Security, Inc. ("Premier Fire") and Northern Air Corporation ("NAC"), both included in the Safety Services segment, as well as several other individually immaterial acquisitions. Total purchase consideration for all of the completed acquisitions of $113 consisted of cash paid at closing of $93, gross cash acquired of $7, and accrued consideration of $20. The results of operations of these acquisitions are included in the Company's consolidated statements of operations from their respective dates of acquisition.

The Company has finalized its accounting for all 2021 acquisitions. During 2022, the Company recorded a measurement period adjustment, primarily related to a reclassification between intangible assets and goodwill for the NAC acquisition. Based on final purchase price allocations, the total amount of goodwill from the 2021 acquisitions expected to be deductible for tax purposes is $45. See Note 7 – "Goodwill and Intangibles" for the goodwill assigned to each segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Premier Fire		NAC		Other 2021 Acquisitions	
Cash paid at closing	$	32	$	36	$	25
Accrued consideration		7		4		9
Total consideration	$	39	$	40	$	34
Cash	$	3	$	2	$	2
Current assets		10		22		6
Property and equipment		1		2		2
Intangible assets, net		14		14		10
Goodwill		17		13		19
Current liabilities		(6)		(13)		(5)
Net assets acquired	$	39	$	40	$	34

For the year ended December 31, 2022, net revenues and operating income from the Company's material acquisitions that closed over the previous twelve months was $2,061 and $18, respectively.

Accrued consideration

The Company's acquisition purchase agreements typically include deferred payment provisions, often to sellers who become employees of the Company or its subsidiaries. The provisions are made up of three general types of arrangements, contingent compensation and contingent consideration (both of which are contingent on the future performance of the acquired entity) and deferred payments related to indemnities. Contingent compensation arrangements are typically contingent on the former owner's future employment with the Company, and the related amounts are recognized over the required employment period, which is typically three to five years. Contingent consideration arrangements are not contingent on employment and are included as part of purchase consideration at the time of the initial acquisition and are paid over a three to five year period. The liability for deferred payments is recognized at the date of acquisition based on the Company's best estimate and is typically payable over a one to two year period. Deferred payments are not contingent on any future performance or employment obligations and can be offset for working capital true-ups, and representations and warranty items.

The total contingent compensation arrangement liability was $19 and $12 at December 31, 2022 and 2021, respectively. The maximum payout of these arrangements upon completion of the future performance periods was $25 and $57, inclusive of the $19 and $12, accrued as of December 31, 2022 and 2021, respectively. The contingent compensation liability is included in contingent consideration and compensation liabilities in the consolidated balance sheets for all periods presented. The Company primarily determines the contingent compensation liability based on forecasted cumulative earnings compared to the cumulative earnings target set forth in the arrangement. Compensation expense associated with these arrangements is recognized ratably over the required employment period.

The contingent consideration obligations are measured at fair value each reporting period and changes in estimates of fair value are recognized in earnings. For additional considerations regarding the fair value of the Company's contingent consideration liabilities, see Note 8 - "Fair Value of Financial Instruments."

The total liability for deferred payments was $9 and $15 at December 31, 2022 and 2021, respectively, and is included in contingent consideration and compensation liabilities in the consolidated balance sheets for all periods presented.

NOTE 5. RESTRUCTURING

In the second quarter of fiscal year 2022, the Company announced its multi-year Chubb restructuring program designed to drive efficiencies and synergies and optimize operating margin. The Chubb restructuring program includes expenses related to workforce reductions, lease termination costs, and other facility rationalization costs over the next three years.

Since the Chubb Acquisition, the Company has incurred pre-tax restructuring costs within the Safety Services segment of $30 in connection with the Chubb restructuring program. In total, the Company estimates that it will recognize approximately $105 of restructuring costs related to the Chubb restructuring program by the end of fiscal year 2024.

Of the $30 recognized to date, $7 was recorded in cost of revenues and $23 in selling, general, and administrative expenses on the consolidated statements of operations for the year ended December 31, 2022. The amounts recognized in the year ended December 31, 2022 relate to costs associated with workforce reductions. As of December 31, 2022, the Company had $22 in restructuring liabilities recorded in other accrued liabilities on the consolidated balance sheets for this plan.

The following table summarizes the Company's 2022 restructuring program for the year ended December 31, 2022:

	Year Ended December 31, 2022
Balance as of December 31, 2021	$ —
Charged to cost of revenues - employee related	7
Charged to selling, general, and administrative expenses - employee related	23
Payments	(8)
Currency translation adjustment	—
Balance as of December 31, 2022	$ 22

NOTE 6. NET REVENUES

Under ASC 606, revenue is recognized when or as control of promised goods and services is transferred to customers, and the amount of revenue recognized reflects the consideration to which an entity expects to be entitled in exchange for the goods and services transferred. Net revenues are primarily recognized by the Company over time utilizing the cost-to-cost measure of progress. Net revenues recognized at a point in time primarily relate to distribution contracts and short-term time and materials contracts.

Contracts with customers

The Company derives net revenues primarily from contracts with a duration of less than one week to three years (with the majority of contracts with durations of less than six months) which are subject to multiple pricing options, including fixed price, unit price, time and material, or cost plus a markup. The Company also enters into fixed price service contracts related to monitoring, maintenance, and inspection of safety systems. The Company may utilize subcontractors in the fulfillment of its performance obligations. When doing so, the Company is considered the principal in these transactions and revenues are recognized on a gross basis.

Net revenues for fixed price agreements are generally recognized over time using the cost-to-cost method of accounting, which measures progress based on the cost incurred relative to total expected cost in satisfying its performance obligation. The cost-to-cost method is used as it best depicts the continuous transfer of control of goods or services to the customer. Costs incurred include direct materials, labor and subcontract costs, and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. These contract costs are included in the results of operations under cost of revenues. Labor and subcontractor labor costs are considered to be incurred and recognized as the work is performed.

Net revenues from time and material contracts are recognized as the services are provided and is equal to the sum of the contract costs incurred plus an agreed upon markup. Net revenues earned from distribution contracts are recognized upon shipment or performance of the service.

The cost estimation process for recognizing net revenues over time under the cost-to-cost method is based on the professional knowledge and experience of the Company's project managers, engineers, and finance professionals. Management reviews estimates of total contract transaction price and total project costs on an ongoing basis. Changes in job performance, job conditions, and management's assessment of expected variable consideration are factors that influence estimates of the total contract transaction price, total costs to complete those contracts, and the Company's profit recognition. Changes in these factors could result in cumulative revisions to net revenues in the period in which the revisions are determined, which could materially affect the Company's consolidated results of operations for that period. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such estimated losses are determined.

The Company disaggregates its net revenues primarily by segment, service type, and country from which revenues are invoiced, as the nature, timing and uncertainty of cash flows are relatively consistent within each of these categories. The following tables provide disclosure of disaggregated net revenues by segment for the years ended December 31, 2022, 2021, and 2020. Prior period balances in this table have been recast to reflect current period presentation, as described in Note 2 - "Significant Accounting Policies." Disaggregated net revenues information is as follows:

	Year Ended December 31, 2022			
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Life Safety	$ 4,025	$ —	$ —	$ 4,025
Heating, Ventilation, and Air Conditioning ("HVAC")	550	—	—	550
Infrastructure/Utility	—	1,154	—	1,154
Fabrication	—	253	—	253
Specialty Contracting	—	623	—	623
Corporate and Eliminations	—	—	(47)	(47)
Net revenues	$ 4,575	$ 2,030	$ (47)	$ 6,558

	Year Ended December 31, 2021			
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Life Safety	$ 1,647	$ —	$ —	$ 1,647
HVAC	434	—	—	434
Infrastructure/Utility	—	1,057	—	1,057
Fabrication	—	244	—	244
Specialty Contracting	—	605	—	605
Corporate and Eliminations	—	—	(47)	(47)
Net revenues	$ 2,081	$ 1,906	$ (47)	$ 3,940

	Year Ended December 31, 2020			
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Life Safety	$ 1,317	$ —	$ —	$ 1,317
HVAC	322	—	—	322
Infrastructure/Utility	—	1,370	—	1,370
Fabrication	—	178	—	178
Specialty Contracting	—	412	—	412
Corporate and Eliminations	—	—	(12)	(12)
Net revenues	$ 1,639	$ 1,960	$ (12)	$ 3,587

	Year Ended December 31, 2022			
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
United States	$ 2,148	$ 1,961	$ (47)	$ 4,062
France	564	—	—	564
Other	1,863	69	—	1,932
Net revenues	$ 4,575	$ 2,030	$ (47)	$ 6,558

| | Year Ended December 31, 2021 | | | | | | | |
	Safety Services		Specialty Services		Corporate and Eliminations		Consolidated	
United States	$	1,726	$	1,870	$	(47)	$	3,549
France		—		—		—		—
Other		355		36		—		391
Net revenues	$	2,081	$	1,906	$	(47)	$	3,940

| | Year Ended December 31, 2020 | | | | | | | |
	Safety Services		Specialty Services		Corporate and Eliminations		Consolidated	
United States	$	1,435	$	1,926	$	(12)	$	3,349
France		—		—		—		—
Other		204		34		—		238
Net revenues	$	1,639	$	1,960	$	(12)	$	3,587

The Company's contracts with its customers generally require significant services to integrate complex activities and equipment into a single deliverable and are, therefore, generally accounted for as a single performance obligation to provide a single contracted service for the duration of the project. For contracts with multiple performance obligations, the transaction price of a contract is allocated to each performance obligation and recognized as net revenues when or as the performance obligation is satisfied using the estimated stand-alone selling price of each distinct good or service. The stand-alone selling price is estimated using the expected cost plus a margin approach for each performance obligation. For in-process contracts, the aggregate amount of transaction price allocated to the unsatisfied performance obligations at December 31, 2022 was $2,891. The Company expects to recognize revenue on approximately 87% of the remaining performance obligations over the next twelve months.

When more than one contract is entered into with a customer on or close to the same date, management evaluates whether those contracts should be combined and accounted for as a single contract as well as whether those contracts should be accounted for as one, or more than one, performance obligation. This evaluation requires significant judgment and is based on the facts and circumstances of the various contracts.

Contracts are often modified through change orders to account for changes in the scope and price of the goods or services being provided. Although the Company evaluates each change order to determine whether such modification creates a separate performance obligation, the majority of change orders are for goods or services that are not distinct within the context of the original contract and, therefore, not treated as a separate performance obligation but rather as a modification of the existing contract and performance obligation.

Variable consideration

Transaction prices for customer contracts may include variable consideration, which comprises items such as early completion bonuses and liquidated damages provisions. Management estimates variable consideration for a performance obligation utilizing estimation methods believed to best predict the amount of consideration to which the Company will be entitled. Variable consideration is included in the transaction price only to the extent it is probable, in the Company's judgment, that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Changes in the estimates of transaction prices are recognized in net revenues on a cumulative catch-up basis in the period in which the revisions to the estimates are made. Such changes in estimates may also result in the reversal of previously recognized net revenues if the ultimate outcome differs from the Company's previous estimate. For the years ended December 31, 2022, 2021, and 2020, there were no significant reversals of revenues recognized associated with the revision of transaction prices. The Company typically does not incur any returns, refunds or similar obligations after the completion of the performance obligation since any deficiencies are corrected during the course of performance.

Contract assets and liabilities

The Company typically invoices customers with payment terms of net due in 30 days. It is also common for contracts in the Company's industries to specify a general contractor is not required to submit payments to a subcontractor until it has received those funds from the owner or funding source. In most instances, the Company receives payment of invoices between 30 to 90 days of the date of the invoice.

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets include unbilled amounts from the Company's projects when revenues are recognized under the cost-to-cost measure of progress and exceeds the amounts invoiced to the Company's customers, as the amounts cannot be billed under the terms of the Company's contracts. In addition, many of the Company's time and material arrangements are billed in arrears pursuant to contract terms, resulting in the Company recording contract assets as net revenues are recognized in advance of billings.

Contract liabilities from the Company's contracts arise when amounts invoiced to the Company's customers exceed net revenues recognized under the cost-to-cost measure of progress. Contract liabilities also include advance payments from the Company's customers on certain contracts. Contract liabilities decrease as the Company recognizes net revenues from the satisfaction of the related performance obligation.

The Company utilizes the practical expedient under ASC 606 and does not adjust for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less. The Company's revenue arrangements are typically accounted for under such expedient as payments are within one year of performance for the Company's services. As of December 31, 2022 and 2021, none of the Company's contracts contained a significant financing component.

Contact assets and contract liabilities are classified as current in the consolidated balance sheets as all amounts are expected to be relieved within one year. The balances of accounts receivable, net of allowances, contract assets and contract liabilities from contracts with customers as of December 31, 2022, 2021, and 2020 are as follows:

	Accounts receivable, net of allowances	Contract assets	Contract liabilities
Balance at December 31, 2020	$ 639	$ 142	$ 219
Balance at December 31, 2021	767	217	243
Balance at December 31, 2022	1,313	459	463

The Company did not recognize significant revenues associated with the final settlement of contract value for any projects completed in prior periods. In accordance with industry practice, accounts receivable includes retentions receivable, a portion of which may not be received within one year. At December 31, 2022 and 2021, retentions receivable were $150 and $117, respectively, while the portions that may not be received within one year were $35 and $25, respectively. There were no other significant changes due to business acquisitions or significant changes in estimates of contract progress or transaction price. There were no significant impairments of contract assets recognized during the period.

Costs to obtain or fulfill a contract

The Company generally does not incur significant incremental costs related to obtaining or fulfilling a contract prior to the start of a project. The Company may incur certain fulfilment costs such as initial design or mobilization costs which are capitalized if: (i) they relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the Company's performance obligation under the contract, and (iii) are expected to be recovered through revenues generated under the contract. Such costs, which are amortized over the life of the respective project, were not material for any period presented.

NOTE 7. GOODWILL AND INTANGIBLES

Goodwill

The following table provides disclosure of goodwill by segment as of December 31, 2022 and 2021. Prior period balances in this table have been recast to reflect current period presentation, as described in Note 2 - "Significant Accounting Policies." The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2022 and 2021 are as follows:

	Safety Services	Specialty Services	Total Goodwill
Goodwill as of December 31, 2020	$ 906	$ 176	$ 1,082
Acquisitions	42	5	47
Measurement period adjustments and other [1]	(23)	—	(23)
Goodwill as of December 31, 2021	925	181	1,106
Acquisitions	1,372	—	1,372
Foreign currency translation and other, net [2]	(96)	—	(96)
Goodwill as of December 31, 2022	$ 2,201	$ 181	$ 2,382

[1] Measurement period adjustments related to the finalization of purchase accounting for material and immaterial acquisitions in 2021 (see Note 4 - "Business Combinations"). Other includes fluctuations due to foreign currency translation.

[2] Other includes measurement period adjustments recorded during the year ended December 31, 2022 related to acquisitions for which the measurement period ended during the year ended December 31, 2022 (see Note 4 - "Business Combinations").

Intangibles

The Company's identifiable intangible assets are comprised of the following as of December 31, 2022 and 2021:

	December 31, 2022			
	Weighted Average Remaining Useful Lives (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangibles:				
Contractual backlog	0.9	$ 153	$ (126)	$ 27
Customer relationships	10.0	1,508	(367)	1,141
Trade names and trademarks	13.2	704	(88)	616
Total		$ 2,365	$ (581)	$ 1,784

	December 31, 2021			
	Weighted Average Remaining Useful Lives (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangibles:				
Contractual backlog	0.8	$ 101	$ (97)	$ 4
Customer relationships	6.4	859	(221)	638
Trade names and trademarks	12.7	280	(40)	240
Total		$ 1,240	$ (358)	$ 882

Approximate annual aggregate amortization expense of the intangible assets for the five years subsequent to December 31, 2022, is as follows:

Years ending December 31:		
2023	$	221
2024		195
2025		195
2026		195
2027		171
Thereafter		807
Total	$	1,784

Amortization expense recognized on identifiable intangible assets are as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Cost of revenues	$	30	$	5	$	69
Selling, general, and administrative expenses		197		122		113
Total intangible asset amortization expense	$	227	$	127	$	182

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. As the basis for evaluating such inputs, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the Company's own assumptions.

Recurring fair value measurements

The Company's financial assets and liabilities (adjusted to fair value at least quarterly) are derivative instruments and contingent consideration obligations. In the consolidated balance sheets, derivative instruments are primarily included in other noncurrent assets and other noncurrent liabilities and contingent consideration obligations are primarily included in contingent consideration and compensation liabilities.

The following tables summarize the fair values and levels within the fair value hierarchy in which the measurements fall for assets and liabilities measured on a recurring basis as of December 31, 2022 and 2021:

| | Fair Value Measurements at December 31, 2022 | | | |
Financial assets:	Level 1	Level 2	Level 3	Total
Derivatives designated as hedge instruments				
Cash flow hedges - interest rate swaps	$ —	$ 14	$ —	$ 14
Cash flow hedges - cross currency contracts	—	17	—	17
Net investment hedges - cross currency contracts	—	32	—	32
Fair value hedges - cross currency contracts	—	50	—	50
Derivatives not designated as hedge instruments				
Foreign currency forward contracts	—	—	—	—
Total	$ —	$ 113	$ —	$ 113
Financial liabilities:				
Derivatives not designated as hedge instruments				
Foreign currency forward contracts	—	—	—	—
Contingent consideration obligations	—	—	(4)	(4)
Total	$ —	$ —	$ (4)	$ (4)

| | Fair Value Measurements at December 31, 2021 | | | |
Financial assets:	Level 1	Level 2	Level 3	Total
Derivatives designated as hedge instruments				
Cash flow hedges - cross currency contracts	$ —	$ 6	$ —	$ 6
Net investment hedges	—	12	—	12
Total	$ —	$ 18	$ —	$ 18
Financial liabilities:				
Derivatives designated as hedge instruments				
Cash flow hedges - interest rate swaps	$ —	$ (11)	$ —	$ (11)
Derivatives not designated as hedge instruments				
Foreign currency forward contracts	—	—	—	—
Contingent consideration obligations	—	—	(4)	(4)
Total	$ —	$ (11)	$ (4)	$ (15)

The Company determines the fair value of its derivative instruments designated as hedge instruments using standard pricing models and market-based assumptions for all inputs such as yield curves and quoted spot and forward exchange rates. Accordingly, the Company's derivative instruments are classified as Level 2.

Contingent consideration obligations

The value of the contingent consideration obligations is determined using a probability-weighted discounted cash flow method. This fair value measurement is based on unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. This analysis reflects the contractual terms of the purchase agreements (e.g., potential payment amounts, length of measurement periods, manner of calculating any amounts due) and utilizes assumptions with regard to future cash flows, probabilities of achieving such future cash flows, and a discount rate. Depending on the contractual terms of the purchase agreement, the probabilities of achieving future cash flows or earnings generally represent the only significant unobservable inputs. The contingent consideration obligations are measured at fair value each reporting period and changes in estimates of fair value are recognized in earnings.

The table below presents a reconciliation of the fair value of the Company's contingent consideration obligations that use unobservable inputs (Level 3), as well as other information about the contingent consideration obligations:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Balance at the beginning of the year	$ 4	$ 7	$ 7
Issuances	—	3	—
Settlements	—	(6)	(4)
Adjustments to fair value	—	—	4
Balance at the end of the year	$ 4	$ 4	$ 7
Number of open contingent consideration arrangements at the end of the year	3	3	3
Maximum potential payout at the end of the year	$ 4	$ 5	$ 7

At December 31, 2022, the remaining open contingent consideration arrangements are set to expire at various dates through 2024. Level 3 unobservable inputs were used to calculate the fair value adjustments shown in the table above. The fair value adjustments and the related unobservable inputs were not considered significant for the year ended December 31, 2022.

Fair value estimates

The following table presents the carrying amount and fair value of the Company's variable and non-variable interest rate debt (instruments defined in Note 12 – "Debt"), including current portion and excluding unamortized debt issuance costs, which are estimated by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy. The interest rates of the variable interest rate long-term debt instruments are generally reset monthly. During the year ended December 31, 2022, the Company repurchased $13 and $23 of the 4.125% Senior Notes and 4.750% Senior Notes, respectively.

	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
2019 Term Loan	$ 1,127	$ 1,120	$ 1,140	$ 1,139
2021 Term Loan	1,085	1,075	—	—
4.125% Senior Notes	337	284	350	348
4.750% Senior Notes	277	243	300	305

NOTE 9. DERIVATIVES

The Company uses foreign currency forward contracts, cross-currency swaps, and interest rate swap agreements to manage risks associated with foreign currency exchange rates, net investments in foreign operations, and interest rates. The Company does not hold derivative financial instruments of a speculative nature or for trading purposes. The Company records derivatives as assets and liabilities on the consolidated balance sheets at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. Cash flows from derivatives are classified in the consolidated statements of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued.

The Company is exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The Company monitors its exposure to credit risk by using credit approvals and credit limits and by selecting major global banks and financial institutions as counterparties. The Company does not enter into derivative transactions for trading purposes and is not party to any derivatives that require collateral to be posted prior to settlement.

Certain of the Company's derivative transactions are subject to master netting arrangements that allow the Company to net settle contracts with the same counterparties. These arrangements generally do not call for collateral and no cash collateral had been received or pledged related to the underlying derivatives.

The following table presents the fair value of derivative instruments:

	December 31, 2022			December 31, 2021		
	Outstanding Gross Notional Amount	Other Assets	Other Noncurrent liabilities	Outstanding Gross Notional Amount	Other Assets	Other Noncurrent liabilities
Derivatives designated as hedging instruments:						
Cash flow hedges:						
Interest rate swaps	$ 1,120	$ 14	$ —	$ 720	$ —	$ (11)
Cross currency contracts	120	17	—	120	6	—
Fair value hedges:						
Cross currency contracts	721	50	—	—	—	—
Net investment hedges:						
Cross currency contracts	230	32	—	230	12	—
Total derivatives designated as hedging instruments	$ 2,191	$ 113	$ —	$ 1,070	$ 18	$ (11)
Derivatives not designated as hedging instruments:						
Foreign currency forward contracts	118	—	—	—	—	—
Total derivatives not designated as hedging instruments	$ 118	$ —	$ —	$ —	$ —	$ —
Total derivatives	$ 2,309	$ 113	$ —	$ 1,070	$ 18	$ (11)

The following table presents the effect of derivatives on the consolidated statements of operations:

		Amount of income (expense) recognized in income		
		Year ended December 31,		
Derivatives	Location of income (expense) recognized in income	2022	2021	2020
Cash flow hedging relationships:				
Interest rate swaps	Interest expense, net	$ 1	$ (11)	$ (7)
Cross currency contracts	Investment income and other, net	6	7	—
Cross currency contracts	Interest expense, net	2	—	—
Fair value hedging relationships:				
Cross currency contracts	Investment income and other, net	53	—	—
Cross currency contracts	Interest expense, net	3	—	—
Net investment hedging relationships:				
Cross currency contracts	Interest expense, net	4	2	—
Not designated as hedging instruments:				
Foreign currency forward contracts	Investment income and other, net	2	1	(9)

Currency Effects

The income (expense) from derivatives designed to offset foreign currency exposure and recorded in investment income and other, net were offset by foreign currency transaction gains and losses resulting in a net (loss) gain of ($2) million, ($3) million and $12 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table presents the effect of cash flow and fair value hedge accounting on accumulated other comprehensive income (loss) ("AOCI"):

Derivatives	Amount of gain (loss) recognized in other comprehensive income Year ended December 31,			Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income Year ended December 31,		
	2022	2021	2020		2022	2021	2020
Cash flow hedging relationships:							
Interest rate swaps	$ 48	$ 18	$ (27)	Interest expense, net	$ 3	$ —	$ —
Cross currency contracts	3	—	—	Investment income and other, net	10	(7)	—
Fair value hedging relationships:							
Cross currency contracts	(2)	—	—	Investment income and other, net	53	—	—
Net investment hedging relationships:							
Cross currency contracts	14	8	—	Investment income and other, net	—	(1)	—

Cash flow hedges

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Interest rate swaps

The Company manages its fixed and floating rate debt mix using interest rate swaps. The Company uses interest rate swap contracts to separate interest rate risk management from the debt funding decision. The Company elected a method that does not require continuous evaluation of hedge effectiveness.

During the year ended December 31, 2022, the Company terminated the previously outstanding $720 notional amount interest rate swap with a maturity date in October 2024 ("2024 Interest Rate Swap"). The present value as of the date of termination of the 2024 Interest Rate Swap is recorded in AOCI on the consolidated balance sheets. The fair value previously recognized in AOCI related to interest rate movements of the 2024 Interest Rate Swap is being amortized to interest expense on a straight-line basis through October 2024. As of December 31, 2022, approximately $29 of unrealized pre-tax gains remained in AOCI.

During the year ended December 31, 2022, the Company entered into an aggregate $720 notional amount interest rate swap ("2026 Interest Rate Swap") that exchanges a variable rate of interest (LIBOR) for an average fixed rate of interest of approximately 3.64% over the term of the agreement, which matures in October 2026.

During the year ended December 31, 2022, the Company entered into an aggregate $400 notional amount of interest rate swaps that exchange a variable rate of interest (LIBOR) for an average fixed rate of interest of approximately 3.46% over the term of the agreements, which mature in January 2028. These swaps are forward-starting and are effective commencing January 2023.

As of December 31, 2022, the Company had $1,120 notional amount outstanding in swap agreements, which includes the aggregate $400 notional amount of forward-starting swaps, and the four-year $720 notional 2026 Interest Rate Swap. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest (LIBOR) payments. As of December 31, 2022, the weighted average fixed rate of interest on these swaps, excluding the forward-starting swap, was approximately 3.64%. Variations in the assets and liability balances are primarily driven by changes in the applicable forward yield curves related to LIBOR.

Cross-currency swaps

The Company enters into cross currency exchange contracts utilized to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and to hedge exposures of certain intercompany loans subject to changes in foreign currency exchange rates. The Company periodically assesses whether its currency exchange contracts are effective, and when a contract is determined to be no longer effective as a hedge, the Company discontinues hedge accounting prospectively.

During 2021, the Company entered into two cross-currency swaps designated as cash flow hedges with gross notional U.S. dollar equivalent amounts of $26 and $94 with maturity dates of September 2027 and 2030, respectively.

Fair value hedges

The Company has certain intercompany loans subject to changes in foreign currency exchange rates. To hedge these exposures, during the first quarter of 2022, the Company entered into three cross currency swaps each with maturity dates of January 2027. These contracts are designated as fair value hedges with gross notional U.S. dollar equivalents of $271, $241, and $209 in GBP, CAD, and EUR, respectively. The Company measures the effectiveness of fair value hedges of anticipated transactions on a spot-to-spot basis. Accordingly, the spot-to-spot change in the derivative fair values are recorded in the consolidated statements of operations and perfectly offset the spot-to-spot change in the underlying intercompany loans, and as such, these hedges are deemed highly effective. The excluded component of the fair values of these derivatives is reported in AOCI within shareholders' equity in the consolidated balance sheets. Any cash flows associated with these instruments are included in operating activities in the consolidated statements of cash flows.

Net investment hedge

The Company has net investments in foreign subsidiaries subject to changes in foreign currency exchange rates. During 2021, the Company entered into a $230 notional foreign currency swap designated as a net investment hedge for a portion of the Company's net investments in Euro-denominated subsidiaries. Gains and losses resulting from a change in fair value of the net investment hedge are offset by gains and losses on the underlying foreign currency exposure and are included in AOCI in the consolidated balance sheets.

During 2021, the Company amended the critical terms of the foreign currency swap by extending the maturity date and modifying the U.S. dollar and Euro coupons. The amended swap was redesignated as a net investment hedge as a result of the amendment, recorded at fair value with changes recorded in AOCI, and the initial net investment hedge was dedesignated. The amended net investment hedge reduces the Company's interest expense by approximately $3 annually and reduces its overall effective interest rate by approximately 24 basis points and will mature in July 2029.

The fair value previously recognized in AOCI related to interest rate movements of the dedesignated swap is being amortized to interest expense on a straight-line basis through the third quarter 2029.

Foreign currency forward contracts

The Company used foreign currency forward contracts to mitigate the foreign currency exposure of certain foreign currency transactions. Fair market value gains or losses on foreign currency forward contracts not designated as hedging instruments were included in the results of operations and are classified in investment income and other, net in the consolidated statements of operations.

NOTE 10. PROPERTY AND EQUIPMENT, NET

The components of property and equipment as of December 31, 2022 and 2021 are as follows:

	Estimated Useful Lives (In Years)	December 31, 2022	December 31, 2021
Land	N/A	$ 30	$ 26
Building	39	98	77
Machinery and equipment	1-20	313	228
Autos and trucks	4-10	116	106
Office equipment	3-7	35	26
Leasehold improvements	1-15	33	18
Total cost		625	481
Accumulated depreciation		(218)	(155)
Property and equipment, net		$ 407	$ 326

Depreciation expense related to property and equipment, including finance leases, was $77, $75, and $81, during the years ended December 31, 2022, 2021 and 2020, respectively. Depreciation expense is included within cost of revenues and selling, general, and administrative expenses in the consolidated statements of operations.

NOTE 11. LEASES

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to and the agreement creates enforceable rights and obligations. Under ASC 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company leases various facilities, equipment and vehicles from unrelated parties, which are primarily classified and accounted for as operating leases. The facility leases are primarily for office space with initial terms extending up to ten years. The equipment leases are primarily related to heavy equipment utilized in the completion of construction jobs, and the terms of the agreements range from one to seven years. Vehicle leases have a minimum lease term ranging from one to seven years. Some leases include one or more options to renew, generally at the Company's sole discretion, with renewal terms that can extend the lease term by one to twelve years or more. In addition, certain leases contain termination options, where the rights to terminate are held by either the Company, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company's leases generally do not contain any material restrictive covenants.

The Company made an accounting policy election to not recognize lease assets and lease liabilities for leases with terms of twelve months or less. For all other leases, the Company recognizes right-of-use ("ROU") assets and lease liabilities based on the present value of the lease payments over the lease term at the commencement date of the lease (or January 1, 2019 for leases existing upon the adoption of ASC 842). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by lease incentives.

When material leases are acquired in business combinations, the Company is required to measure the acquired lease liabilities at the present value of the remaining lease payments as if the acquired leases were new leases. A reassessment of the lease term, lessee options to purchase an underlying asset, lease payments, and discount rates is performed as of the date of acquisition. The ROU assets are then remeasured at the amount of the lease liability, adjusted for any off-market terms present in the acquired leases.

The Company's future lease payments may include payments that depend on an index or a rate (such as the consumer price index). The Company initially measures payments based on an index or rate using the applicable rate at lease commencement, and subsequent changes in such rates are recognized as variable lease costs in the period incurred. Some leases contain variable payments that are not based on an index or rate, and therefore are not included in the initial measurement of ROU assets and lease liabilities. These variable payments typically represent additional services transferred to the Company, such as common area maintenance for real estate, and maintenance or service programs for vehicles, and are recorded in lease expense in the period incurred. For leases that include residual value guarantees or payments for terminating the lease, the Company includes these costs in the lease liability when it is probable they will be incurred.

The Company determines the present value of lease payments using its incremental borrowing rate ("IBR"), as the Company's leases generally do not have a readily determinable implicit discount rate. The Company applies judgment in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral, and economic environment in determining the incremental borrowing rates for its leases.

The Company's IBR reflects the rate of the parent or group level. The Company acts as the central treasury function for all its subsidiaries and its collateral quality was considered in aggregate for the IBR. The Company developed IBR curves for all currency denominations of its leases. To determine its creditworthiness, the Company considered publicly available credit ratings from S&P Global Ratings ("S&P") and Moody's Investors Service ("Moody's"). Both the S&P local currency long-term rating and the Moody's long-term corporate family credit ratings have improved slightly at BB- and Ba2, respectively, in the credit ratings that were released in September 2021. The amount (and impact) of the Company's future operating lease payments, a consideration in the development of the IBR, would be reflected in the Company's underlying credit rating. In its development of the IBR, the Company applied a base market yield curve reflective of its unsecured credit rating. Adjustments to the base market yield curve were then considered for any Company-specific debt instruments outstanding at the measurement date, and securitization adjustments were made to conclude on a lessee specific securitized market yield curve. No adjustment was considered for economic environment risk for the U.S. IBR as the underlying market data to derive the IBR was in USD. The Company also has significant leases located in (denominated in): Canada (CAD), European Union (EUR), United Kingdom (GBP), and Australia (AUD). To derive the applicable foreign IBR curves, the Company adjusted its concluded United States/USD IBR curve to the applicable foreign IBR curves using the covered interest rate parity theory, which captures foreign currency risk. The Company developed its IBR curves with tenors ranging from 1-year to 30-years to match its anticipated lease terms. For each lease, the Company applied the IBR that aligned with the concluded lease term. The Company estimated the IBRs on a quarterly basis throughout 2022, which ranged from 0.63% to 12.65% across all currencies for the 1-year through 30-year tenor.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component for all asset classes except for certain asset classes within its information technology arrangements. The Company allocates the consideration for certain asset classes within information technology arrangements to the separate components based on relative stand-alone prices using observable prices, if available, or estimates of stand-alone prices using observable information available.

Operating lease cost is recognized on a straight-line basis over the lease term. Finance lease cost is recognized as a combination of amortization expense for the ROU assets and interest expense for the outstanding lease liabilities, and results in a front-loaded expense pattern over the lease term.

The components of lease expense are as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Operating lease cost	$ 75	$ 35	$ 34
Finance lease cost - amortization of right-of-use assets	4	2	1
Short-term lease cost	39	26	28
Variable lease cost	21	6	4
Total lease cost	$ 139	$ 69	$ 67

Supplemental consolidated statements of cash flows information related to leases is as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash outflows - payments on operating leases	$ 75	$ 35	$ 33
Financing cash outflows - payments on finance leases	5	18	1
Right-of-use assets obtained in exchange for new lease obligations:			
Operating leases	$ 186	$ 26	$ 32
Finance leases	15	3	4

Included within ROU assets obtained in exchange for new lease obligations during the year ended December 31, 2022, there were $146 and $2 of operating and financing leases, respectively, which were adjusted to fair value as part of the Chubb Acquisition. Additionally, ROU assets obtained in exchange for new lease obligations during the year ended December 31, 2020, there were $14 and $3 of operating and financing leases, respectively, which were adjusted to fair value as part of acquisition activity.

Supplemental consolidated balance sheets information related to leases is as follows:

| | Years Ended December 31, | |
	2022	2021
Finance leases:		
Building and land	$ —	$ —
Machinery and equipment	17	5
Accumulated depreciation	—	—
Property and equipment, net	$ 17	$ 5
Weighted-average remaining lease term:		
Operating leases	5.0 years	6.0 years
Finance leases	2.9 years	2.8 years
Weighted-average discount rate:		
Operating leases	3.9%	3.4%
Finance leases	4.5%	2.3%

The future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the consolidated balance sheets as of December 31, 2022 is as follows:

	Operating Leases	Finance Leases	Total
Years ending December 31:			
2023	$ 71	$ 6	$ 77
2024	53	5	58
2025	39	4	43
2026	24	2	26
2027	16	1	17
Thereafter	41	1	42
Total lease payments	244	19	263
Less imputed interest	23	1	24
Total present value of lease liabilities	$ 221	$ 18	$ 239
Operating and finance leases - current	$ 67	$ 6	$ 73
Operating and finance leases - non-current	154	12	166
Total present value of lease liabilities	$ 221	$ 18	$ 239

The Company leases office and operating facilities from various parties that are in management positions at certain businesses and the Company incurred rent expense, including real estate taxes and operating costs of approximately $5, $5, and $5 during the years ended December 31, 2022, 2021, and 2020, respectively, under these arrangements.

NOTE 12. DEBT

Debt obligations consist of the following:

	Maturity Date	December 31, 2022	December 31, 2021
Term loan facility			
2019 Term Loan	October 1, 2026	$ 1,127	$ 1,140
Revolving Credit Facility	October 1, 2026	—	—
2021 Term Loan	January 3, 2029	1,085	—
Senior notes			
4.125% Senior Notes	July 15, 2029	337	350
4.750% Senior Notes	October 15, 2029	277	300
Other obligations		6	1
Total debt obligations		2,832	1,791
Less: unamortized deferred financing costs		(43)	(24)
Total debt, net of deferred financing costs		2,789	1,767
Less: short-term and current portion of long-term debt		(206)	(1)
Long-term debt, less current portion		$ 2,583	$ 1,766

Term loan facility

As of December 31, 2022, the Company had $1,127 of principal outstanding under the 2019 Term Loan. During the year ended December 31, 2022, the Company made payments of $13 on the 2019 Term Loan. The interest rate applicable to the 2019 Term Loan is, at our option, either (a) a base rate plus an applicable margin equal to 1.50% or (b) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.50%.

The Company completed an amendment to its credit agreement during 2022 ("2022 Incremental Amendment") and entered into an incremental $1,100 term loan ("2021 Term Loan"), with a maturity date of January 3, 2029. The interest rate applicable to the 2021 Term Loan is, at the Company's option, either (1) a base rate plus an applicable margin equal to 1.75% or (2) Stock Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.75%. The 2021 Term Loan balance will bear interest at 7.38% per annum based on one-month LIBOR plus 275 basis points, but the rate will fluctuate as LIBOR fluctuates. During the year ended December 31, 2022, the Company made payments of $15 on the 2021 Term Loan.

As of December 31, 2022, the Company had a four-year interest rate swap with respect to $720 of notional value of the 2019 Term Loan, exchanging one-month LIBOR for a fixed rate of 3.64% per annum. Accordingly, the Company's fixed interest rate per annum on the swapped $720 notional value of the 2019 Term Loan is 3.64% through its maturity. The remaining $407 of the 2019 Term Loan balance will bear interest at 7.13% per annum based on one-month LIBOR plus 250 basis points, but the rate will fluctuate as LIBOR fluctuates. Starting in January 2023, the Company will have a 5-year interest rate swap on the 2021 Term Loan exchanging one-month LIBOR for a rate of 3.46%. Refer to Note 9 - "Derivatives" for additional information.

Under the 2022 Incremental Amendment, the Company increased the revolving credit facility capacity by an additional aggregate principal amount of $200 to $500 and extended the maturity date to 2026. The interest rate applicable to borrowings under the $500 five-year senior secured revolving credit facility (the "Revolving Credit Facility") is, at the Company's option, either (1) a base rate plus an applicable margin equal to 1.25%, or (2) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.25%.

At December 31, 2022 and 2021, the Company had no amounts outstanding under the Revolving Credit Facility, and $446 and $227 was available at December 31, 2022 and 2021, respectively, after giving effect to $54 and $73 of outstanding letters of credit, respectively.

As of December 31, 2022 and 2021, the Company was in compliance with all applicable debt covenants.

Senior notes

4.125% Senior Notes

During the year ended December 31, 2021, the Company completed a private offering of $350 aggregate principal amount of 4.125% Senior Notes (the "4.125% Senior Notes") issued under an indenture dated June 22, 2021. The 4.125% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain of the Company's subsidiaries. The Company used the net proceeds from the sale of the 4.125% Senior Notes to prepay a portion of the 2019 Term Loan, repay a previously outstanding term loan of $250, and fund general corporate purposes.

4.750% Senior Notes

During the year ended December 31, 2021, The Company completed a private offering of $300 aggregate principal amount of 4.750% Senior Notes due 2029 (the "4.750% Senior Notes"), issued under an indenture dated October 21, 2021, as supplemented by a supplemental indenture dated January 3, 2022. The gross proceeds from the offering were held in an escrow account as of December 31, 2021 and classified within restricted cash on the consolidated balance sheets. Upon closing of the Chubb Acquisition, the funds were released from escrow and at that time the 4.750% Senior Notes were fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain of the Company's subsidiaries.

Senior Notes Repurchases

During the year ended December 31, 2022, the Company repurchased on the open market $13 and $23 of the 4.125% Senior Notes and 4.750% Senior Notes, respectively (the "Repurchases"). In connection with the Repurchases, the Company recognized a net gain on debt extinguishment of $5.

The Company was in compliance with all covenants contained in the indentures governing the 4.125% Senior Notes and 4.750% Senior Notes as of December 31, 2022 and 2021.

Other obligations

As of December 31, 2022 and 2021, the Company had $6 and $1 in notes outstanding, respectively, for working capital purposes and the acquisition of equipment and vehicles. Amounts outstanding under these notes are included in the table below.

Approximate annual maturities, excluding amortization of debt issuance costs, of the Company's financing arrangements for years subsequent to December 31, 2022, are as follows:

Years Ending December 31:		
2023	$	6
2024		—
2025		—
2026		1,127
2027		—
Thereafter		1,699
Total	$	2,832

NOTE 13. INCOME TAXES

For the years ended December 31, 2022, 2021, and 2020, the components of income (loss) before income taxes are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
U.S. earnings (loss)	$ 40	$ 54	$ (180)
Foreign earnings (loss)	53	25	(4)
Total earnings (loss)	$ 93	$ 79	$ (184)

The income tax provision (benefit) for the years ended December 31, 2022, 2021, and 2020, consisted of the following:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Current:						
U.S. federal	$	32	$	9	$	17
State		13		8		19
Foreign		22		9		7
Total current tax provision	$	67	$	26	$	43
Deferred:						
U.S. federal	$	(32)	$	6	$	(50)
State		(3)		2		(20)
Foreign		(12)		(2)		(4)
Total deferred tax (benefit) provision	$	(47)	$	6	$	(74)
Total income tax provision (benefit)	$	20	$	32	$	(31)

The reconciliation of the federal statutory income tax rate to the Company's provision for income taxes is as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Expected provision (benefit) at statutory federal rate	$ 19	21.0%	$ 17	21.0%	$ (39)	21.0%
Withholding taxes on foreign entities	(9)	(9.7)%	—	0.0%	—	0.0%
State tax provision (benefit), net of federal benefit	7	7.5%	8	10.1%	(6)	2.6%
Uncertain tax positions	(1)	(1.1)%	—	0.0%	—	0.0%
Foreign rate differential	(4)	(4.3)%	1	1.3%	—	0.0%
Valuation allowance	(1)	(1.1)%	—	0.0%	4	(1.2)%
Transaction costs	3	3.2%	4	5.1%	1	(0.5)%
Section 162(m) limitation	2	2.1%	2	2.5%	1	(0.5)%
Permanent differences and other	4	4.4%	—	0.0%	8	(4.0)%
Total provision (benefit) for income taxes	$ 20	22.0%	$ 32	40.0%	$ (31)	17.4%

The components of deferred tax assets and liabilities consisted of the following:

	December 31, 2022		December 31, 2021	
Deferred tax assets:				
Operating and finance lease liabilities	$	59	$	28
Accrued compensation		48		29
Accrued expenses		31		23
Net operating loss carryforwards		26		4
Goodwill		—		16
Amortization on identified intangible assets		—		15
Contingent consideration and compensation liabilities		10		7
Derivatives		—		1
Capital loss carryforwards		47		—
Credits		36		—
Reserves and allowances		10		—
Other		16		2
Gross deferred tax assets		283		125
Valuation allowance		(100)		(3)
Net deferred tax assets	$	183	$	122
Deferred tax liabilities:				
Depreciation on fixed assets	$	51	$	49
Goodwill		3		—
Amortization on identified intangible assets		203		—
Operating lease right of use assets		59		28
Derivatives		9		—
Deferred payments		4		3
Pension and post-retirement obligations		82		—
Withholding taxes on foreign earnings		—		10
Other		4		2
Deferred tax liabilities	$	415	$	92
Net deferred tax (liabilities) assets	$	(232)	$	30

Deferred income tax assets represent potential future income tax benefits. Realization of these assets is ultimately dependent upon future taxable income. Deferred tax assets must be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some or all of the recorded deferred tax assets will not be realized in a future period. The Company considers all negative and positive evidence, including the weight of the evidence, to determine if a valuation allowance is required. As of December 31, 2022 and 2021, valuation allowances of $100 and $3 were recorded against certain deferred tax assets of the Company's foreign subsidiaries. The increase in valuation allowance year over year is due to the Chubb Acquisition.

As of December 31, 2022, the Company had gross federal, state and foreign net operating loss carryforwards of approximately $0, $21, and $103, respectively. The state net operating loss carryforwards have carryforward periods of five to twenty years and begin to expire in 2027. The foreign net operating loss carryforwards generally have carryback periods of three years, carryforward periods of twenty years, or that are indefinite, and begin to expire in 2036.

Prior to 2022, the Company had recorded a deferred tax liability of $9 for withholding taxes related to foreign subsidiaries' unremitted earnings. Beginning in the first quarter of 2022, in conjunction with the Chubb Acquisition, the Company has asserted permanent reinvestment of the undistributed earnings of approximately $194 of international affiliates unless the earnings can be remitted in a net income tax benefit or tax neutral manner. As a result, the deferred tax liability was recorded to income tax benefit during the first quarter of 2022. If there are future policy changes, the Company would record the applicable taxes in the period of change. Due to the complexity of the legal entity structure, the number of legal entities and jurisdictions involved, and the complexity of the laws and regulations, the Company believes it is not practicable to estimate the amount of additional taxes which may be payable upon distribution of these undistributed earnings. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes on permanently reinvested earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020	
Gross unrecognized tax benefits at the beginning of the year	$	2	$	3	$	4
Additions for tax positions taken in a prior period (including acquired uncertain tax positions)		7		—		—
Reductions for tax positions taken in a prior period (including acquired uncertain tax positions)		—		(1)		(1)
Additions for tax positions taken in the current period		1		—		—
Reductions for tax positions taken in current period		—		—		—
Foreign currency translation adjustments		(2)		—		—
Gross unrecognized tax benefits as of the end of the year	$	8	$	2	$	3

The Company's liability for unrecognized tax benefits is recorded within other non-current liabilities on the consolidated balance sheets and recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. The Company had $2 and $1 of accrued gross interest and penalties as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022, 2021, and 2020, the Company did not recognize net interest expense.

If all of the Company's unrecognized tax benefits as of December 31, 2022 were recognized, $8 would impact the Company's effective tax rate. The Company does not expect any unrecognized tax benefits to expire in the next twelve months due to lapses in the statute of limitations.

The Company files income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As of December 31, 2022, with few exceptions, neither the Company nor its subsidiaries are subject to examination prior to tax year 2014. There are various other audits in state and foreign jurisdictions. No adjustments have been proposed and the Company does not expect the results of the audits to have a material impact on the consolidated financial statements.

NOTE 14. EMPLOYEE BENEFIT PLANS

Employee stock purchase plan

Most of the Company's employees in the U.S and Canada, including named executive officers, are eligible to participate in the Company's ESPP. Sales of shares of the Company's common stock under the ESPP are generally made pursuant to offerings that are intended to satisfy the requirements of Section 423 of the Internal Revenue Code. The ESPP permits employees of the Company to purchase common stock at a price equal to 85% of the lesser of (i) the market value of the common stock on the first date of the offering period, or (ii) the market value of the common stock on the purchase date, whichever is lower. Participants are subject to eligibility requirements and may not purchase more than 500 shares in any offering period or more than ten thousand dollars of common stock in a year under the ESPP.

During the year ended December 31, 2022, the Company recognized $4 of expense, and issued 836,380 shares of the Company's common stock at a weighted-average price per share of $14.92 related to the ESPP. The total cash proceeds from the ESPP during the year ended December 31, 2022 was $12. As of December 31, 2022, the Company accrued a liability of $6, which has been recorded as accrued salaries and wages in the consolidated balance sheets, for 459,690 shares of the Company's common stock that were issued to employees in January 2023. As of December 31, 2022, there were approximately 7,252,300 shares reserved for future issuance under the ESPP.

401(k) plans

The Company has 401(k) plans that provide for annual contributions not to exceed the maximum amount allowed by the Internal Revenue Code. The plans are qualified and cover employees meeting certain eligibility requirements who are not covered by collective bargaining agreements. The amounts contributed each year are discretionary and are determined annually by management. The Company recognized $12, $11, and $11, in 401(k) expense during the years ended December 31, 2022, 2021, and 2020, respectively.

Defined benefit pension plans

The Company sponsors both funded and unfunded foreign defined benefit pension plans that cover a portion of the Company's employees, and the largest plans are closed to new participants and frozen for accrual of future service. Refer to Note 15 - "Pension" for more information on these plans.

Post-retirement benefit plans

As part of the Chubb Acquisition, the Company assumed an unfunded post-retirement benefit plan that provides life benefits to certain eligible retirees in Canada. As of December 31, 2022, the benefit obligation was $3. The PBO discount rate was 3.0% at December 31, 2022.

Benefit payments, including amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be less than $1 for 2023 through 2028 and thereafter.

Profit sharing plans

The Company has a trustee-administered, profit sharing retirement plan covering substantially all of the Company's employees in the U.S. not covered by collective bargaining agreements and also adopted a profit sharing plan for employees in Canada (collectively, "Profit Sharing Plans"). The Profit Sharing Plans provide for annual discretionary contributions in amounts based on a performance grid as determined by the Company's directors. In connection with these plans, the Company recognized $15, $15, and $14 in expense for shares distributed to eligible employees during the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022 and 2021, the Company accrued a liability of $16 and $15, respectively, which has been recorded as accrued salaries and wages in the consolidated balance sheets for shares of the Company's common stock. The liability accrued as of December 31, 2021 was settled in common stock during the year ended December 31, 2022.

Multiemployer pension plans

The Company participates in several multiemployer pension plans ("MEPP") that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements ("CBA"). As one of many participating employers in these MEPPs, the Company may be responsible with the other participating employers for any plan underfunding. The Company's contributions to a particular MEPP are established by the applicable CBAs; however, its required contributions may increase based on the funded status of the MEPP and the legal requirements of the Pension Protection Act of 2006 (the "PPA"), which requires substantially underfunded MEPPs to implement a funding improvement plan ("FIP") or a rehabilitation plan ("RP") to improve their funded status. Factors that could impact the funded status of the MEPP include, without limitation, investment performance, changes in the participant demographics, decline in the number of contributing employers, changes in actuarial assumptions, and the utilization of extended amortization provisions.

The Company believes that certain of the MEPPs in which the Company participates may have underfunded vested benefits. Due to uncertainty regarding future factors that could trigger withdrawal liability, as well as the absence of specific information regarding the MEPPs current financial situation, the Company is unable to determine (a) the amount and timing of any future withdrawal liability, if any, and (b) whether the Company's participation in these MEPPs could have a material adverse impact on the Company's consolidated financial position, results of operations, or liquidity. The Company did not record any withdrawal liability for the years ended December 31, 2022, 2021, and 2020.

The Company's participation in MEPPs for the year ended December 31, 2022, is outlined in the table below. The EIN/PN column provides the Employer Identification Number ("EIN") and the three-digit plan number ("PN"). The most recent PPA zone status available for 2022, 2021 and 2020 is for the plan year ends, as indicated below. The zone status is based on information that the Company received from the plans and is certified by the plans' actuaries. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are between 65% and 80% funded, and plans in the green zone are at least 80% funded. The FIP/RP status pending/implemented column indicates plans for which an FIP or an RP either is pending or has been implemented. In addition, the Company may be subject to a surcharge if the Plan is in the red zone. The Surcharge imposed column indicates whether a surcharge has been imposed on contributions to the Plan. The last column lists the expiration date(s) of the collective bargaining agreement(s) to which the plans are subject.

Pension Fund	EIN/PN	Plan Year-End	PPA Zone Status[1] December 31 2022	2021	2020	FIP/RP Status Pending/ Implement	Contributions (in millions) 2022[3]	2021[3]	2020[3]	More Than 5%[2]	Surcharge Imposed	Expiration Date of CBA
National Automatic Sprinkler Industry Pension Fund	52-6054620-001	12/31/2021	Green	Green	Red	No	30	26	25	Yes	No	3/31/2025
Twin City Pipe Trades Pension Plan	41-6131800-001	4/30/2022	Green	Green	Green	No	10	9	6	Yes	No	4/30/2024
Sheet Metal Workers' National Pension Fund	52-6112463-001	12/31/2021	Yellow	Yellow	Yellow	Yes	6	6	5	No	No	5/31/2023
Asbestos Workers Local 2 Pension Fund	23-6030054-001	12/31/2021	Green	Green	Green	No	4	6	1	Yes	No	7/31/2025
Boilermaker-Blacksmith National Pension Trust	48-6168020-001	12/31/2021	Yellow	Yellow	Yellow	Yes	5	6	5	No	No	6/30/2023
National Electrical Benefit Fund	53-0181657-001	12/31/2021	Green	Green	Green	No	8	6	7	No	No	6/30/2024
Heavy And General Laborers Local Unions 472 And 172 Of New Jersey Pension Fund	22-6032103-001	3/31/2023	Green	Green	Green	No	5	6	6	No	No	2/29/2024
Plumbers And Pipefitters National Pension Fund	52-6152779-001	6/30/2021	Yellow	Yellow	Yellow	Yes	4	4	3	No	No	6/1/2024
Central Pension Fund Of The IUOE & Participating Employers	36-6052390-001	1/31/2022	Green	Green	Green	No	3	3	3	No	No	5/31/2023
Sheet Metal Workers' Local 10 Pension Fund	41-1562581-001	12/31/2021	Green	Green	Green	No	3	3	2	Yes	No	4/30/2024
Minnesota Laborers Pension Fund	41-6159599-001	12/31/2020	Green	Green	Green	No	2	2	2	No	No	4/30/2023
Building Trades United Pension Trust Fund Milwaukee And Vicinity	51-6049409-001	5/31/2021	Green	Green	Green	No	2	2	3	No	No	5/31/2023
Total other							17	16	17			
Total							$ 99	$ 95	$ 85			

(1) The zone status represents the most recent available information for the respective MEPP, which may be 2021 or earlier for the 2022 year and 2020 or earlier for the 2021 year.

(2) This information was obtained from the respective plan's Form 5500 (Forms) for the most current available filing. These dates may not correspond with the Company's fiscal year contributions. The above-noted percentages of contributions are based upon disclosures contained in the plans' Forms. Those Forms, among other things, disclose the names of individual participating employers whose annual contributions account for more than 5% of the aggregate annual amount contributed by all participating employers for a plan year. Accordingly, if the annual contribution of two or more of the Company's subsidiaries each accounted for less than 5% of such contributions, but in the aggregate accounted for in excess of 5% of such contributions, that greater percentage is not available and accordingly is not disclosed.

(3) 2022, 2021, and 2020 periods represent the years ended December 31, 2022, 2021, and 2020.

The nature and diversity of the Company's business may result in volatility in the amount of its contributions to a particular MEPP for any given period. That is because, in any given market, the Company could be working on a significant project and/or projects, which could result in an increase in its direct labor force and a corresponding increase in its contributions to the MEPP(s) dictated by the applicable CBA. When that particular project(s) finishes and is not replaced, the number of participants in the MEPP(s) who are employed by the Company would also decrease, as would its level of contributions to the particular MEPP(s). Additionally, the amount of contributions to a particular MEPP could also be affected by the terms of the CBA, which could require, at a particular time, an increase in the contribution rate and/or surcharges. During the year ended December 31, 2022, the Company's contributions to various MEPP(s) did not significantly increase as a result of acquisitions.

NOTE 15. PENSION

The Company sponsors both funded and unfunded foreign defined benefit pension plans that cover a portion of the Company's employees, and the largest plans are closed to new participants and frozen for accrual of future service. The Company assumed the pension plans as part of the Chubb Acquisition on January 3, 2022.

Guidance under FASB ASC Topic 715, *Compensation – Retirement Benefits*, requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Pension and post-retirement obligation balances and related costs reflected within the consolidated balance sheets include costs directly attributable to plans dedicated to the Company.

	December 31, 2022
Plan assets	$ 1,617

	December 31, 2022
Projected benefit obligation ("PBO") funded status	
Fair value of plan assets	$ 1,617
Benefit obligations	(1,262)
Funded status of plans	$ 355

	Year Ended December 31, 2022
Change in benefit obligation	
Beginning balance	$ —
Acquisition	2,041
Service cost	7
Interest cost	32
Plan participants' contributions	1
Actuarial gain	(531)
Benefits paid	(92)
Settlements	(13)
Currency impact	(183)
Ending balance	$ 1,262
Change in plan assets	
Beginning balance	$ —
Acquisition	2,615
Employer contributions	34
Plan participants' contributions	1
Benefits paid	(92)
Actual return on assets	(687)
Settlements	(13)
Currency impact	(241)
Ending balance	$ 1,617

Supplemental consolidated balance sheets information related to pension is as follows:

	December 31, 2022
Pension and post-retirement benefits	$ 392
Other accrued liabilities	(1)
Other noncurrent liabilities	(36)
Net amount recognized	$ 355

Information for pension plans with accumulated benefit obligations in excess of plan assets:

	December 31, 2022
PBO	$ 54
Accumulated benefit obligation	44
Fair value of plan assets	18

Information for pension plans with projected benefit obligations in excess of plan assets:

	December 31, 2022
PBO	$ 60
Accumulated benefit obligation	49
Fair value of plan assets	23

The components of the net periodic pension benefit for the defined benefit pension plans are as follows:

	Year Ended December 31, 2022
Service cost	$ 7
Interest cost	32
Expected return on plan assets	(74)
Net periodic pension benefit	$ (35)

Major assumptions used in determining the benefit obligation and net periodic benefit cost for pension plans are presented in the following table as weighted averages:

	Year Ended December 31, 2022	
	Benefit Obligation	Net Periodic Benefit Cost
Discount rates:		
PBO	4.9%	1.9%
Interest cost	—	1.7%
Service cost	—	2.2%
Salary scale	3.0%	2.9%
Expected return on plan assets	—	3.1%

The discount rate assumptions are developed using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturities ranging from six months to nineteen years. A discount rate is estimated for and is based on the durations of the underlying plans.

The expected long-term rate of return used for the Company's pension plans is determined in each local jurisdiction and is based on the assets held in that jurisdiction, the expected rate of returns for the type of assets held and any guaranteed rate of return provided by the investment. The other assumptions used to measure the pension obligations, including discount rate, vary by country based on specific local requirements and information.

Non-U.S. pension plan assets are typically managed by decentralized fiduciary committees. The disclosure below of asset categories is presented in aggregate for 12 defined benefit plans in 7 countries; however, there is variation in asset allocation policy from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country. Each plan has its own strategic asset allocation. The asset allocations are reviewed periodically and rebalanced when necessary. The Company has no significant concentration of risk in the assets of its pension plans.

The allocation of the pension plan assets are presented in the following table as weighted averages:

	Year Ended December 31, 2022	
	Target Asset Allocation Percentage	Percentage of Plan Assets
Equity securities	3.8%	3.8%
Debt securities	82.2%	76.1%
Real estate	0.6%	0.8%
Other	13.4%	19.3%
Total	100.0%	100.0%

The fair values of the pension plan assets by asset category are as follows:

Asset Category	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Not Subject to Leveling[1]	Total
Equities:					
Global equity funds	$ —	$ 326	$ —	$ 12	$ 338
Fixed income securities:					
Governments	—	762	—	—	762
Corporate bonds	—	415	—	—	415
Global fixed income at net asset value	—	50	—	—	50
Real estate [2]	—	11	—	—	11
Other [3]	—	1	—	4	5
Cash & cash equivalents [4]	16	20	—	—	36
Subtotal	$ 16	$ 1,585	$ —	$ 16	$ 1,617
Other assets & liabilities [5]					—
Total at December 31, 2022					$ 1,617

(1) In accordance with ASU 2015-07, *Fair Value Measurement* (Topic 820), certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension assets.
(2) Represents investments in real estate, including commingled funds and directly held properties.
(3) Represents insurance contracts and global risk balanced commingled funds consisting mainly of equity, bonds, and some commodities.
(4) Represents short-term commercial paper, bonds, and other cash or cash-like investments.
(5) Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps, and currency forward contracts.

The plans review assets at least quarterly to ensure they are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. The plans generally employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry, and number of investment managers.

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings.

Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

The Company made total contributions of approximately $34 to the global defined benefit pension plans in 2022, including a one-time contribution of $27. Contributions do not reflect benefits to be paid directly from corporate assets. The Company estimates contributions to be made to its pension plans will approximate $6 in 2023.

Benefit payments, including amounts to be paid from the plans and corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $87 in 2023, $87 in 2024, $88 in 2025, $87 in 2026, $91 in 2027, and $458 from 2028 through 2032.

NOTE 16. RELATED-PARTY TRANSACTIONS

An annual dividend for Series A Preferred Stock was declared as of December 31, 2021 and settled in shares during January 2022. The Company issued 7,539,697 shares in January 2022 to Mariposa Acquisition IV, LLC, a related entity that is controlled by the co-chair of the Company's Board of Directors. In addition, the Company incurred advisory fees of $4 during both the years ended December 31, 2022 and 2021, payable to Mariposa Capital, LLC, an entity owned by the co-chair of the Company's Board of Directors.

During the year ended December 31, 2022, the Company issued and sold 800,000 shares of the Company's 5.5% Series B Redeemable Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock") for an aggregate purchase price of $800. Of the 800,000 shares issued and sold, 200,000 shares were sold to Viking Global Equities Master Ltd. and Viking Global Equities II LP ("Viking Purchasers"), which is the aggregate owner of more than 5% of the Company's outstanding stock, for an aggregate purchase price of $200. During the year ended December 31, 2022, the Company declared dividends of 632,379 shares of common stock on the Series B Preferred Stock held by the Viking Purchasers, with 486,234 shares issued in 2022, and 146,145 shares issued in January 2023.

The Company has entered into sales contracts with Royal Oak Enterprises, an entity controlled by the co-chair of the Company's Board of Directors, and recorded $9 in net revenues for the year ended December 31, 2022, and as of December 31, 2022 had $6 in accounts receivable, net of allowances.

From time to time, the Company also enters into other immaterial related-party transactions.

NOTE 17. CONTINGENCIES

The Company is involved in various litigation matters and is subject to claims from time to time from customers and various government entities. While it is not feasible to determine the outcome of any of these uncertainties, it is the opinion of management that their outcomes will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

Environmental

The Company's operations are subject to environmental regulation by various authorities. The Company has accrued for the costs of environmental remediation activities, including but not limited to, investigatory, remediation, operating and maintenance costs, and performance guarantees, and periodically reassess these amounts. Management believes that the likelihood of incurring losses materially in excess of the amounts accrued is remote.

The outstanding liability for these obligations was $16 and $6, and was included in other noncurrent liabilities as of December 31, 2022 and 2021, respectively.

NOTE 18. SHAREHOLDERS' EQUITY

Shareholders' equity

Series A Preferred Stock

The Company has 4,000,000 shares of Series A Preferred Stock issued and outstanding as of December 31, 2022.

The holders of the Series A Preferred Stock are entitled to receive an annual dividend in the form of common shares or cash, at the Company's sole option (for which the Company settled in shares subsequent to year end) based on the increase in the market price of the Company's common stock (the "Annual Dividend Amount"). The Annual Dividend Amount is equal to 20% of the increase in the volume-weighted average market price per share of the Company's common shares for the last ten trading days of the calendar year, multiplied by 141,194,638 shares. As of December 31, 2021, the Annual Dividend Amount was calculated based on the appreciation of the Company's share price of $24.3968 over the highest price previously used in calculating the Annual Dividend Amount of $17.8829. As of December 31, 2022, an annual dividend was not declared as the volume-weighted average market price per share of the Company's common shares for the last ten trading days of the calendar year was not above the highest previously used dividend price of $24.3968.

The annual dividend declared as of December 31, 2021 resulted in 7,539,697 shares of common stock issued to the Series A Preferred Stock holders in January 2022.

The holders of Series A Preferred Stock are also entitled to participate in any dividends on the common shares on an if-converted basis. In addition, if the Company pays a dividend on its common shares, the Series A Preferred Stock holders will also receive an amount equal to 20% of the dividend which would be distributable on 141,194,638 of common shares. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the common shares. Dividends are paid for the term the Series A Preferred Stock is outstanding.

Each share of Series A Preferred Stock is convertible into one common share at the option of the holder until conversion. If there is more than one holder of Series A Preferred Stock, a holder of Series A Preferred Stock may exercise its rights independently of any other holder of Series A Preferred Stock. The Series A Preferred Stock will be automatically converted into shares of common stock on a one for one basis upon the last day of 2026.

Stock repurchases

The Company is authorized to purchase up to an aggregate of $250 of shares of the Company's common stock pursuant to the stock repurchase program ("SRP"), which will expire on February 29, 2024 unless otherwise modified or terminated by the Company's Board of Directors. The SRP authorizes open market, private, and accelerated share repurchase transactions. During the year ended December 31, 2022, the Company repurchased 2,505,723 shares of common stock for approximately $44. As of December 31, 2022, the Company had approximately $206 of authorized repurchases remaining under the SRP.

Redeemable Convertible Preferred Stock

Series B Preferred Stock

During the year ended December 31, 2022, the Company issued and sold, for an aggregate purchase price of $800, 800,000 shares of the Company's 5.5% Series B Preferred Stock, par value $0.0001 per share. The holders of the Series B Preferred Stock are entitled to dividends at the rate of 5.5% per annum, payable in cash or the Company's common stock, at the Company's election. The Series B Preferred Stock ranks senior to the Company's common stock and Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company. The Series B Preferred Stock is classified as redeemable convertible preferred stock on the consolidated balance sheets due to a provision that a change in control or de-listing of the Company could require the Company to redeem the Series B Preferred Stock for cash at the election of the holder.

The Series B Preferred Stock is convertible, at the holder's option, into shares of the Company's common stock at a conversion price equal to $24.60 per share, subject to certain customary adjustments. The holders of Series B Preferred Stock have certain other rights including voting rights on an as-converted basis, certain pre-emptive rights on private equity offerings by the Company, certain registration rights, and, in the case of certain holders, certain director designation rights, as provided in the certificate of designation governing the Series B Preferred Stock.

The Company may, at its option, effect conversion of the outstanding shares of Series B Preferred Stock to common stock, but only if the volume-weighted average price of the Company's common stock exceeds $36.90 per share for 15 consecutive trading days.

Dividends

The holders of Series B Preferred Stock are entitled to receive cumulative dividends at a rate of 5.5% as and when declared by the Board of Directors, prior and in preference to any declaration or payment of any dividend on the Company's common stock and Series A Preferred Stock. Series B Preferred Stock dividends are cumulative and accrued quarterly, in cash or in common stock, based on an annual 5.5% dividend rate. The Company declared and issued Series B Preferred Stock dividends of $33 or 1,944,939 shares of common stock during the year ended December 31, 2022. The Company declared a Series B Preferred Stock dividend of $11 or 584,584 shares of common stock in December 2022 and issued the shares in January 2023. If regular dividends are to be paid in shares of common stock, then each holder shall be entitled to receive such number of whole shares of common stock as is determined by dividing the pro rata amount of regular dividends to which a holder is entitled by the average price per share of common stock over the dividend determination period from dividend notice until the payment date.

NOTE 19. SHARE-BASED COMPENSATION

The Company maintains a 2019 Equity Incentive Plan (the "2019 Plan"), which allows for grants of share-based awards.

Stock Options

At December 31, 2022, there were 13,574,813 share-based awards collectively available for grant under the 2019 Plan. The 2019 Plan generally provides for awards to vest no earlier than one year from the date of grant, although most awards entitle the recipient to common shares if specified market or performance conditions are achieved, if applicable, and vest over a minimum of three years. The share-based awards granted to employees include stock options and time-based restricted stock units, as follows:

In 2017 upon its initial public offering, the Company issued 162,500 nonqualified stock options to independent, non-executive directors at exercise price of $11.50 per share with contractual terms of five years from the date of the acquisition of APi Group (the "APi Acquisition"). These stock options were performance based and vested on the consummation of the APi Acquisition. The Company has not granted stock options since 2017.

The following table summarizes the changes in the number of common shares underlying options for 2022 (shares in whole numbers and per share values in whole dollars):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	162,500	$ 11.50		
Granted	—	—		
Exercised	—	—		
Forfeited	—	—		
Outstanding at December 31, 2021	162,500	$ 11.50	2.8	$ 1
Granted	—	—		
Exercised	(37,500)	11.50		
Forfeited	—	—		
Outstanding at December 31, 2022	125,000	$ 11.50	1.8	$ 1
Exercisable at December 31, 2022	125,000	$ 11.50	1.8	$ 1

Restricted Stock Units

The Company has issued Time-Based Restricted Stock Units ("RSUs"), Performance-Based Restricted Stock Units with EBITDA-based performance conditions ("PSUs"), and Performance-Based Restricted Stock Units with share-price targets ("MSUs"), which are independent of stock option grants and all generally subject to forfeiture if employment terminates prior to vesting. Forfeitures are estimated and recorded using historical forfeiture rates. During the year ended December 31, 2022, the Company awarded new RSUs, PSUs, and MSUs, detailed below (shares in whole numbers and per share values in whole dollars).

Time-Based Restricted Stock Units

The RSUs entitle recipients to shares of the Company's common stock and primarily vest in equal installments over a three-year service period from date of grant. The time-based RSUs granted to the Company's directors vest at the end of the anniversary date of their grant date.

	Time-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2021	761,126	$ 13.23	1.2
Granted	509,748	19.41	
Vested	(466,235)	12.48	
Forfeited	(77,006)	14.11	
Outstanding at December 31, 2022	727,633	$ 17.95	0.9
Expected to vest at December 31, 2022	709,741	$ 17.92	0.9

EBITDA Performance-Based Restricted Stock Units

The PSUs entitle recipients to shares of the Company's common stock if specified performance conditions are achieved. During the year ended December 31, 2022, the Company approved and granted PSUs with EBITDA-based financial performance conditions. PSUs vest, if at all, following a three-year performance period. If the performance conditions are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

	Performance-Based Restricted Stock Units	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2021	552,329	$ 19.12	2.0
Granted	542,223	20.77	
Vested	—	—	
Forfeited	(102,293)	19.50	
Change in units based on performance expectations	(133,902)	19.50	
Outstanding at December 31, 2022	858,357	$ 20.06	1.5
Expected to vest at December 31, 2022	820,826	$ 20.04	1.5

Market Performance-Based Restricted Stock Units

The MSUs entitle the recipient to shares of the Company's common stock if specified market conditions are achieved. During the year ended December 31, 2022, the Company approved and granted 444,926 MSUs with certain share-price targets. Total MSUs granted during the year ended December 31, 2022 had a weighted-average grant date fair value of $16.31. The MSUs will vest 100%, if at all, on the later of March 9, 2025, the third anniversary of the grant date, and the date that such performance condition is satisfied (but no later than March 9, 2027). For awards subject to a market condition, the grant-date fair value is estimated using a Monte Carlo valuation model. The Company recognizes stock-based compensation expense for awards subject to market-based vesting conditions regardless of whether it becomes probable that these conditions will be achieved or not, and stock-based compensation expense for any such awards is not reversed if vesting does not actually occur. The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment. Expected volatility is calculated based on the historical volatility and implied volatility of the Company's common stock, and the risk-free interest rate is based on U.S. Treasury yield curve rates with maturities consistent with the three-year vesting period. The key assumptions used in valuing these market-based awards were as follows:

Risk-free interest rate	1.85%
Dividend yield	—
Expected volatility	45%

The Company recognized $14 and $8 of compensation expense during the years ended December 31, 2022 and 2021, respectively, for the RSUs, PSUs, and MSUs in total. Total unrecognized compensation related to unvested RSUs, PSUs, and MSUs as of December 31, 2022 was approximately $7, which is expected to be recognized over a weighted average period of approximately 0.9 years, 1.5 years, and 2.2 years, respectively. The Company's actual tax benefits realized from the tax deductions related to the vesting of RSUs for the years ended December 31, 2022 and 2021 was $1 and $3, respectively.

NOTE 20. EARNINGS (LOSS) PER SHARE

Net income is allocated between the Company's common shares and other participating securities based on their participation rights. The Series A Preferred Stock and Series B Preferred Stock, represent participating securities. Earnings attributable to Series A Preferred Stock and Series B Preferred Stock are not included in earnings attributable to common shares in calculating earnings per common share (the two-class method). For periods of net loss, there is no impact from the two-class method on earnings per share ("EPS") as net loss is allocated to common shares because Series A Preferred Stock and Series B Preferred Stock shares are not contractually obligated to share the loss.

The following table sets forth the computation of earnings (loss) per common share using the two-class method. The dilutive effect of outstanding Series A Preferred Stock, Series B Preferred Stock, the Series A Preferred Stock dividend, and the Series B Preferred Stock dividend is reflected in diluted EPS using the if-converted method and options, restricted shares, and performance shares are reflected using the treasury stock method. For periods of net loss, basic and diluted EPS are the same, as the assumed exercise of Series A Preferred Stock, Series B Preferred Stock, restricted and performance shares, and stock options are anti-dilutive. (amounts in millions, except share and per share amounts):

| | For the Years Ended December 31, | |
	2022	2021
Basic earnings (loss) per common share:		
Net income	$ 73	$ 47
Less income attributable to Series A Preferred Stock	(3)	(184)
Less income attributable to Series B Preferred Stock	(3)	—
Less stock dividend attributable to Series B Preferred Stock	(44)	—
Net income (loss) attributable to common shareholders	$ 23	$ (137)
Weighted average shares outstanding - basic	233,201,569	205,758,208
Income (loss) per common share - basic	$ 0.10	$ (0.67)
Diluted earnings (loss) per common share:		
Net income	$ 73	$ 47
Less income attributable to Series A Preferred Stock	(3)	(184)
Less stock dividend attributable to Series B Preferred Stock	(44)	—
Net income (loss) attributable to common shareholders - diluted	$ 26	$ (137)
Weighted average shares outstanding - diluted	233,201,569	205,758,208
Dilutive securities:		
RSUs, warrants, and stock options [1]	359,178	—
Shares issuable upon conversion of Series B Preferred Shares	32,520,000	—
Weighted average shares outstanding - diluted	266,080,747	205,758,208
Income (loss) per common share - diluted	$ 0.10	$ (0.67)

[1] The following items were excluded from the calculation of diluted shares as their inclusion would be anti-dilutive:
  a. For the years ended December 31, 2022 and 2021, 4,000,000 shares of Series A Preferred Stock, which are convertible to the same number of common shares.
  b. For the year ended December 31, 2021, 162,500 stock options to purchase the same number of common shares.
  c. For the year ended December 31, 2021, 7,539,697 common share equivalents, which represent the dividend that the Series A Preferred Stock holders are entitled to receive. (See additional description in Note 18 - "Shareholders' Equity")
  d. For the year ended December 31, 2021, 761,126 RSUs and 552,329 PSUs.

NOTE 21. SEGMENT INFORMATION

The Company has combined the leadership responsibility and full accountability for two of its operating segments. As a result, beginning in 2022, the information for the legacy Industrial Services segment was combined with the legacy Specialty Services segment to form a new operating and reportable segment called Specialty Services. Accordingly, the Company presents financial information for the Safety Services and Specialty Services segments, the two operating segments and also the reportable segments. Refer to Note 2 - "Significant Accounting Policies" for more information. The information in the tables below has been retroactively adjusted to reflect these changes in reporting segments.

The Company manages its operations under two operating segments which represent the Company's two reportable segments: Safety Services and Specialty Services. This structure is generally focused on various businesses related to contracting services and maintenance of industrial and commercial facilities. Both reportable segments derive their revenues from installation, inspection, maintenance, service and repair, retrofitting and upgrading, engineering and design, distribution, fabrication and various types of other services in over 20 countries.

The Safety Services segment focuses on end-to-end integrated occupancy systems (fire protection services, HVAC, and entry systems), including design, installation, inspection and service of these integrated systems. The work performed within this segment spans across industries and facilities and includes commercial, education, healthcare, high tech, industrial and special-hazard settings.

The Specialty Services segment provides a variety of infrastructure services and specialized industrial plant services, which includes maintenance and repair of critical infrastructure such as underground electric, gas, water, sewer and telecommunications infrastructure. This segment's services include engineering and design, fabrication, installation, maintenance service and repair, retrofitting and upgrading, pipeline infrastructure, access and road construction, supporting facilities, and performing ongoing integrity management and maintenance to customers within the energy industry. Customers within this segment vary from private and public utilities, communications, healthcare, education, transportation, manufacturing, industrial plants and governmental agencies throughout North America.

The accounting policies of the reportable segments are the same as those described in Note 2 – "Significant Accounting Policies". All intercompany transactions and balances are eliminated in consolidation. Intercompany revenues and costs between entities within a reportable segment are eliminated to arrive at segment totals and eliminations between segments are separately presented. Corporate results include amounts related to corporate functions such as administrative costs, professional fees, acquisition-related transaction costs (exclusive of acquisition integration costs, which are included within the segment results of the acquired businesses), and other discrete items.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is the measure of profitability used by management to manage its segments and, accordingly, in its segment reporting. As appropriate, the Company supplements the reporting of consolidated financial information determined in accordance with U.S. GAAP with certain non-U.S. GAAP financial measures, including EBITDA. The Company believes these non-U.S. GAAP measures provide meaningful information and help investors understand the Company's financial results and assess its prospects for future performance. The Company uses EBITDA to evaluate its performance, both internally and as compared with its peers, because it excludes certain items that may not be indicative of the Company's core operating results for its reportable segments. Segment EBITDA is calculated in a manner consistent with consolidated EBITDA.

Summarized financial information for the Company's reportable segments are presented and reconciled to consolidated financial information in the following tables, including a reconciliation of consolidated operating income (loss) to EBITDA:

| | For the Year Ended December 31, 2022 | | | |
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Net revenues	$ 4,575	$ 2,030	$ (47)	$ 6,558
EBITDA Reconciliation				
Operating income (loss)	$ 256	$ 97	$ (191)	$ 162
Plus:				
Investment income and other, net	1	7	1	9
Non-service pension benefit	42	—	—	42
Gain on extinguishment of debt, net	—	—	5	5
Depreciation	26	46	5	77
Amortization	167	56	4	227
EBITDA	$ 492	$ 206	$ (176)	$ 522
Total assets	$ 6,029	$ 1,281	$ 781	$ 8,091
Capital expenditures	25	49	5	79

| | For the Year Ended December 31, 2021 | | | |
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Net revenues	$ 2,080	$ 1,907	$ (47)	$ 3,940
EBITDA Reconciliation				
Operating income (loss)	$ 207	$ 78	$ (149)	$ 136
Plus:				
Investment income and other, net	6	9	(3)	12
Loss on extinguishment of debt, net	—	—	(9)	(9)
Depreciation	8	61	6	75
Amortization	66	57	4	127
EBITDA	$ 287	$ 205	$ (151)	$ 341
Total assets	$ 2,170	$ 1,299	$ 1,690	$ 5,159
Capital expenditures	6	48	1	55

| | For the Year Ended December 31, 2020 | | | |
	Safety Services	Specialty Services	Corporate and Eliminations	Consolidated
Net revenues	$ 1,639	$ 1,960	$ (12)	$ 3,587
EBITDA Reconciliation				
Operating income (loss)	$ 8	$ (56)	$ (118)	$ (166)
Plus:				
Investment income and other, net	13	17	4	34
Depreciation	6	71	4	81
Amortization	113	65	4	182
EBITDA	$ 140	$ 97	$ (106)	$ 131
Total assets	$ 2,134	$ 1,270	$ 661	$ 4,065
Capital expenditures	2	34	2	38

NOTE 22. SUBSEQUENT EVENTS

On January 6, 2023, the Company repaid an aggregate amount of $200, $100 to both the 2019 Term Loan and 2021 Term Loan. As a result, the 2019 Term Loan and the 2021 Term Loan have remaining principal amounts of $1,027 and $985, respectively.

During February 2023, the Company entered into a non-binding agreement to sell a property within the Safety Services segment for a sale price of approximately $19. The transaction is expected to close in the second quarter of 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating such controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective as of December 31, 2022 due to the material weaknesses in internal control over financial reporting described below.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above. However, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Company have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the guidelines established in Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the material weaknesses in internal control over financial reporting identified and further described below.

As permitted by SEC guidance, management has excluded from its assessment of internal control over financial reporting the internal controls related to the Chubb Fire & Security business acquired on January 3, 2022. As of and for the year ended December 31, 2022, total assets and total operating revenues excluded from management's assessment of internal control over financial reporting related to this business represented approximately 47% and 31% of the Company's consolidated total assets and total operating revenues, respectively.

Management identified a material weakness over user access controls related to an information technology system which resulted from insufficient risk assessment. As a result of the user access control deficiencies, process level controls at certain entities that use information from the affected system cannot be relied upon. Additionally, management identified a material weakness related to ineffective operation of process level controls over revenue recognition, which resulted from insufficient training.

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

These control deficiencies did not result in material misstatements identified in the preparation of consolidated financial statements as of and for the year ended December 31, 2022. However, these control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements would not have been prevented or detected on a timely basis.

KPMG LLP, the Company's independent registered public accounting firm, has audited our consolidated financial statements included in this report, and has also issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting, which is included elsewhere in this Form 10-K.

2022 Remediation Activities

In its 2021 Item 9A filed on Form 10-K, management indicated that full remediation of identified material weaknesses would most likely extend over multiple years. While we believe that we have taken meaningful steps to improve our internal control over financial reporting to remediate the previously reported material weaknesses, certain IT general controls and process level controls were implemented late in 2022. Therefore, while we were able to remediate most of the previously identified material weaknesses, full remediation was not realized as of December 31, 2022.

The Company performed the following remediation activities in 2022:

- We hired additional accounting, finance and IT personnel, including senior management, with assigned responsibility and accountability for financial reporting processes and internal controls. Further, we provided U.S. GAAP and internal controls training for employees and contractors involved with our internal control over financial reporting processes;

- We conducted a detailed review and re-documentation of key policies, business processes and controls and have made control design changes to ensure that control objectives are met. We have updated many of our financial reporting policies and procedures and enhanced testing for internal controls;

- We enhanced the information and communication processes to ensure the organization communicates information internally in a timely manner, including information regarding objectives, responsibilities and the functioning of internal controls over financial reporting. These enhancements include more frequent discussion of significant business transactions and the impact of these transactions on the Company's financial reporting, and improving communication to employees regarding their responsibilities for ensuring that effective internal controls are maintained; and

- Except as otherwise noted in this report, we established information technology (IT) and other critical systems infrastructure, and have enhanced the information technology general control (ITGC) framework to support all business applications and infrastructure. We obtained and evaluated Service Organization Control reports from outside service providers for key applications utilized in financial reporting to ensure controls at the service organizations, in combination with the Company's own controls, achieve the Company's objectives and assertions related to financial reporting.

As a result of the remediation activities during 2022, we remediated the prior year material weaknesses except as noted in our current report.

Ongoing Remediation Plan

We will continue to strengthen our internal control over financial reporting and are committed to ensuring that such controls are operating effectively. We are implementing process and control improvements to address the above material weakness as follows:

- We will conduct additional training with control owners and reviewers within operations and finance with a specific focus on sufficient documentation and evidence in the execution of the controls;

- We will conduct an evaluation of ITGCs and related policies, with a focus on risk assessment procedures and controls related to access to IT systems and implement an IT management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes.

As anticipated, a remediation effort of this magnitude takes multiple years to complete and we have made significant progress in 2021 and 2022 with the Company's multi-year remediation plans. Based on this progress, management believes full remediation of current material weaknesses can be achieved within the next year. In addition, under the direction of the Audit Committee of the Board of Directors, we will continue to review and make necessary changes to the overall design of the Company's internal control environment, as well as to refine policies and procedures to improve the overall effectiveness of internal control over financial reporting of the Company.

The material weaknesses in our internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No system of controls, no matter how well designed and operated, can provide absolute assurance that the objectives of the system of controls will be met, and no evaluation of controls can provide absolute assurance that all control deficiencies or material weaknesses have been or will be detected. There is no assurance that the remediation will be fully effective. As described above, these material weaknesses have not been remediated as of the filing date of this Annual Report. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of our financial reporting may be adversely affected.

Changes in Internal Control over Financial Reporting

Management, together with our CEO and CFO, evaluated the changes in the Company's internal control over financial reporting during the quarter ended December 31, 2022.

Other than changes described above, there have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information on executive officers required by this item is incorporated by reference from "Executive Officers" in Part I of this Annual Report on Form 10-K. Information required by this Item is incorporated by reference from the Company's definitive proxy statement to be filed no later than 120 days after December 31, 2022 (the "Definitive Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item, other that the information regarding our equity plans set forth below required by Item 201(d) of Regulation S-K, will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans under which the Company's equity securities are authorized for issuance as of December 31, 2022.

	As of December 31, 2022		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders			
2019 Plan [1]	2,030,916	$ —	13,574,813
Equity compensation plans not approved by security holders			
Director Stock Options [2]	125,000	11.50	—
Total	2,155,916	$ 0.67 [3]	13,574,813

(1) Included in the total number of securities in column (a) is 2,030,916 time-based restricted stock units, EBITDA performance-based restricted stock units, and market performance-based restricted stock units, which have no exercise price.
(2) Represents stock options previously issued in connection with its initial public offering to the Company's then non-founder directors.
(3) The weighted average exercise price of outstanding options, warrants, and rights (excluding time-based restricted stock units, EBITDA performance-based restricted stock units, and market performance-based restricted stock units) is $11.50.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following financial statements, schedules and exhibits are filed as part of this Form 10-K:

(a)(1) Financial Statements – the consolidated financial statements and the reports of the Independent Registered Public Accounting firms are listed on pages 50 through 98.

(a)(2) Financial Statement Schedules – Schedule II – Valuation and Qualifying Accounts.

(a)(3) Exhibits including those incorporated by reference – The Exhibit Index below contains a list of exhibits filed or furnished with this Form 10-K.

Exhibit Index

Exhibit Number	Description (File No. 001-39275)
2.3#	Stock Purchase Agreement by and between Carrier Global Corporation, Carrier Investments UK Limited, Chubb Limited and APi Group Corporation dated as of July 26, 2021 (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on July 30, 2021).
2.4#	Amendment to Stock Purchase Agreement by and between Carrier Global Corporation, Carrier Investments UK Limited, Chubb Limited and APi Group Corporation dated as of January 3, 2022 (incorporated by reference to Exhibit 2.4 to the registrant's Annual Report on Form 10-K filed on March 1, 2022).
3.1	Certificate of Incorporation of APi Group Corporation (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
3.2	Certificate of Designation of 5.5% Series B Perpetual Convertible Preferred Stock, effective as of January 3, 2021 (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on January 3, 2022).
3.3	Bylaws of APi Group Corporation Certificate of Incorporation of APi Group Corporation (incorporated by reference to Exhibit 3.2 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
4.1	Description of Capital Stock. (incorporated by reference to Exhibit 4.1 to the registrant's Annual Report on Form 10-K filed on March 1, 2022).
4.2	Indenture, dated as of June 22, 2021, by and among APi Group Corporation, the guarantors party thereto and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on June 22, 2021).
4.3	Supplemental Indenture, dated as of April 1, 2022, among APi Group DE, Inc., APi Group Corporation, the guarantors party thereto and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 1, 2022).
4.4	Form of 4.125% Senior Note due 2029 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on June 22, 2021).
4.5	Indenture, dated as of October 21, 2021, between APi Escrow Corp. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on October 21, 2021).
4.6	Supplemental Indenture, dated as of January 3, 2022, among APi DE, the Company, the guaranteeing subsidiaries and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on January 3, 2022).
4.7	Form of 4.750% Senior Note due 2029 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on October 21, 2021).
10.1†	Executive Employment Agreement, dated as of September 2, 2019, by and among APi Group, Inc., J2 Acquisition Limited and Russell Becker (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.4†	APi Group Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-8 effective June 3, 2020 (File No. 333-238891)).
10.5†	Form of Restricted Stock Unit Agreement (Non-Employee Directors) – APi Group Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).

10.6†	Form of Restricted Stock Unit Agreement (Employees) – APi Group Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.7†	Form of Amended and Restated Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.8	Credit Agreement, dated as of October 1, 2019, by and among APi Group DE, Inc., as borrower, J2 Acquisition Limited, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.8 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.9	Pledge and Security Agreement, dated as of October 1, 2019, by and among APi Group DE, Inc., as borrower, J2 Acquisition Limited, the grantors from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.9 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.10	Advisory Services Agreement, dated October 1, 2019, by and between APi Group Corporation and Mariposa Capital, LLC (incorporated by reference to Exhibit 10.10 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.12	Form of Option Deeds (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.13	Registration Rights Agreement, dated March 24, 2020, by and between APi Group Corporation and Viking Global Opportunities Liquid Portfolio Sub-Master LP (incorporated by reference to Exhibit 10.13 to the registrant's Registration Statement on Form S-4 effective May 1, 2020 (File No. 333-237553)).
10.14	Amendment No. 1 to Credit Agreement, dated as of October 22, 2020, by and among APi Group DE, Inc., as borrower, APi Group Corporation, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.14 to the registrant's Quarterly Report on Form 10-Q filed on November 12, 2020).
10.15	Amendment No. 2, dated December 16, 2021, among APi Group DE, Inc., APi Group Corporation, the subsidiary guarantors from time to time party thereto, the lenders and letter of credit issuers from time to time party thereto, and Citibank, N.A. as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 20, 2021).
10.16†	APi Group Corporation 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-8 effective June 3, 2020 (File No. 333-238890)).
10.17†	Offer of Employment between APi Group Corporation and Andrea Fike (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K filed on March 24, 2021 (as amended on November 19, 2021)).
10.18†	Form of Restricted Stock Unit Agreement (Management – Time-Based Vesting) – APi Group Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q filed on May 12, 2021).
10.19†	Form of Restricted Stock Unit Agreement (Management – Performance-Based Vesting) – APi Group Corporation 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the registrant's Quarterly Report on Form 10-Q filed on May 12, 2021).
10.20	Securities Purchase Agreement by and among APi Group Corporation, BTO Juno Holdings L.P. and Blackstone Tactical Opportunities Fund – FD L.P. dated as of July 26, 2021 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on July 30, 2021).

10.21	Securities Purchase Agreement by and among APi Group Corporation, Viking Global Equities Master Ltd. and Viking Global Equities II LP dated as of July 26, 2021 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on July 30, 2021).
10.22	Registration Rights Agreement, dated January 3, 2022, by and among APi Group Corporation, Juno Lower Holdings L.P. and FD Juno Holdings L.P. (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on January 3, 2022).
10.23	Registration Rights Agreement, dated January 3, 2022, by and among APi Group Corporation, Viking Global Equities Master Ltd. and Viking Global Equities II LP (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on January 3, 2022).
10.26†	Employment Agreement, dated September 1, 2021, by and between APi Group Corporation and Kevin Krumm (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on September 8, 2021).
10.28†	APi Group, Inc. Profit Sharing & 401(k) Plan, as amended (incorporated by reference to Exhibits 10.1 and 10.2 to the registrant's Registration Statement on Form S-8 effective March 25, 2021 (File No. 333-254675)).
10.29*	Executive Officer Severance Policy.
10.30†*	Offer Letter, dated January 13, 2022, between the Company and Kristina Morton.
10.31†*	Offer Letter, dated June 23, 2022, between the Company and Louis Lambert.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of KPMG LLP.
31.1*	Certification by Russell Becker, Chief Executive Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Kevin Krumm, Chief Financial Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification by Russell Becker, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification by Kevin Krumm, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95.1*	Mine Safety Disclosures
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

| 104* | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

_____

* Filed herewith.

** Furnished herewith.

† Management contract or compensatory plan or arrangement.

The schedules to these agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a copy of any schedule omitted from the agreements to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

APi Group Corporation
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(in millions)

	Balance at beginning of period		Credit loss expense		Write-offs		Balance at end of period	
Allowance for doubtful accounts:								
Year ended December 31, 2022	$	3	$	4	$	(4)	$	3
Year ended December 31, 2021		4		1		(2)		3

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

APi Group Corporation

Date: March 1, 2023

By: _____ /s/ Russell A. Becker _____
Russell A. Becker
President and Chief Executive Officer (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Russell A. Becker Russell A. Becker	President and Chief Executive Officer (principal executive officer)	March 1, 2023
/s/ Kevin S. Krumm Kevin S. Krumm	Chief Financial Officer (principal financial officer)	March 1, 2023
/s/ Sir Martin E. Franklin Sir Martin E. Franklin	Co-Chairman of the Board	March 1, 2023
/s/ James E. Lillie James E. Lillie	Co-Chairman of the Board	March 1, 2023
/s/ Ian G. H. Ashken Ian G. H. Ashken	Director	March 1, 2023
/s/ David S. Blitzer David S. Blitzer	Director	March 1, 2023
/s/ Paula D. Loop Paula D. Loop	Director	March 1, 2023
/s/ Anthony E. Malkin Anthony E. Malkin	Director	March 1, 2023
/s/ Thomas V. Milroy Thomas V. Milroy	Director	March 1, 2023
/s/ Cyrus D. Walker Cyrus D. Walker	Director	March 1, 2023
/s/ Carrie A. Wheeler Carrie A. Wheeler	Director	March 1, 2023

APi Group Corporation

Reconciliations of GAAP to Non-GAAP Financial Measures
Organic change in net revenues (non-GAAP)
(Amounts in millions)
(Unaudited)

Organic change in net revenues

	For the Year Ended December 31, 2022			
	Net revenues change (as reported)	Acquisitions and divestitures, net (a)	Foreign currency translation (b)	Organic change in net revenues (c)
Safety Services	120.0%	104.3%	(1.4)%	17.1%
Specialty Services	6.4%	—	(0.2)%	6.7%
Consolidated	**66.4%**	**55.0%**	**(0.8)%**	**12.2%**

Notes:
  (a) Adjustment to exclude net revenues from material acquisitions from their respective dates of acquisition until the first year anniversary from date of acquisition and net revenues from divestitures for all periods for businesses divested as of September 30, 2022.

  (b) Represents the effect of foreign currency on reported net revenues excluding material acquisitions, calculated as the difference between the reported net revenues for the current period and reported net revenues for the current period converted at the prior year average monthly exchange rates.

  (c) Organic change in net revenues provides a consistent basis for a year-over-year comparison in net revenues as it excludes the impacts of material acquisitions, divestitures, and the impact of changes due to foreign currency translation.

APi Group Corporation
Reconciliations of GAAP to Non-GAAP Financial Measures
EBITDA and adjusted EBITDA (non-GAAP)
(Amounts in millions)
(Unaudited)

		For the Year Ended December 31,	
		2022	2021
Net income (as reported)		$ 73	$ 47
Adjustments to reconcile net income to EBITDA:			
Interest expense, net		125	60
Income tax provision		20	32
Depreciation and amortization		304	202
EBITDA		$ 522	$ 341
Adjustments to reconcile EBITDA to adjusted EBITDA:			
Contingent consideration and compensation	(a)	9	(7)
Non-service pension benefit	(b)	(42)	—
Inventory step-up	(c)	9	—
Business process transformation expenses	(d)	22	35
Acquisition expenses	(e)	26	26
Recent acquisition transition expenses	(f)	95	—
Integration and reorganization expenses	(g)	9	—
Restructuring costs	(h)	30	—
(Gain) loss on extinguishment of debt, net	(i)	(5)	9
Divested businesses	(j)	—	(1)
COVID-19 relief at international subsidiaries, net	(k)	(2)	(2)
Corporate executive reorganization	(l)	—	6
Adjusted EBITDA		$ 673	$ 407
Net revenues		*$ 6,558*	*$ 3,940*
Adjusted EBITDA as a % of net revenues		*10.3%*	*10.3%*

Notes:

(a) Adjustment to reflect the elimination of the expense, or reversal of previously recorded expense, attributable to deferred consideration to prior owners of acquired businesses not expected to continue or recur.

(b) Adjustment to reflect the elimination of non-service pension benefit, which consists of interest cost, expected return on plan assets and amortization of actuarial gains/losses of the pension programs assumed as part of the Chubb acquisition.

(c) Adjustment to reflect the elimination of costs related to the fair value step-up of acquired inventory.

(d) Adjustment to reflect the elimination of non-operational costs related to business process transformation, including system and process development costs and implementation of processes and compliance programs related to the Sarbanes-Oxley Act of 2002.

(e) Adjustment to reflect the elimination of potential and completed acquisition-related expenses.

(f) Adjustment to reflect the elimination of expenses associated with the transition of newly acquired businesses from prior ownership into APi Group.

(g) Adjustment to reflect the elimination of expenses related to the integration and reorganization of newly acquired businesses.

(h) Adjustment to reflect the elimination of expenses associated with restructuring programs.

(i) Adjustment to reflect the elimination of (gain) loss on extinguishment of debt resulting from early repayments and repurchases of long-term debt.

(j) Adjustment to reflect the elimination of amounts related to businesses divested and classified as held-for-sale, inclusive of impairment charges and gain/(loss) on sale.

(k) Adjustment to reflect the elimination of miscellaneous income in Canada related to COVID-19 relief, net of severance costs.

(l) Adjustment to reflect the elimination of costs related to non-recurring severance related costs related to corporate leadership changes.

APi Group Corporation

Reconciliations of GAAP to Non-GAAP Financial Measures
Adjusted Segment Financial Information (non-GAAP)
(Amounts in millions)
(Unaudited)

		For the Year Ended December 31,			
		2022		**2021**	
Safety Services					
Safety Services EBITDA		$	492	$	287
Adjustments to reconcile EBITDA to adjusted EBITDA:					
Contingent consideration and compensation	(a)		5		2
Non-service pension benefit	(b)		(42)		—
Inventory step-up	(c)		9		—
Business process transformation expenses	(d)		3		3
Recent acquisition transition expenses	(e)		57		—
Integration and reorganization expenses	(f)		7		—
Restructuring costs	(g)		30		—
COVID-19 relief at international subsidiaries, net	(h)		(2)		(2)
Acquisition expenses	(j)		—		1
Safety Services adjusted EBITDA		$	559	$	291
Specialty Services					
Specialty Services EBITDA		$	206	$	205
Adjustments to reconcile EBITDA to adjusted EBITDA:					
Contingent consideration and compensation	(a)		4		(9)
Divested businesses	(i)		—		(1)
Specialty Services adjusted EBITDA		$	210	$	195
Corporate and Eliminations					
Corporate and Eliminations EBITDA		$	(176)	$	(151)
Adjustments to reconcile EBITDA to adjusted EBITDA:					
Business process transformation expenses	(d)		19		32
Acquisition expenses	(j)		26		25
Recent acquisition transition expenses	(e)		38		—
Integration and reorganization expenses	(f)		2		—
(Gain) loss on extinguishment of debt, net	(k)		(5)		9
Corporate executive reorganization	(l)		—		6
Corporate and Eliminations adjusted EBITDA		$	(96)	$	(79)

Notes:
(a) Adjustment to reflect the elimination of the expense, or reversal of previously recorded expense, attributable to deferred consideration to prior owners of acquired businesses not expected to continue or recur.
(b) Adjustment to reflect the elimination of non-service pension benefit, which consists of interest cost, expected return on plan assets and amortization of actuarial gains/losses of the pension programs assumed as part of the Chubb acquisition.
(c) Adjustment to reflect the elimination of costs related to the fair value step-up of acquired inventory.
(d) Adjustment to reflect the elimination of non-operational costs related to business process transformation, including system and process development costs and implementation of processes and compliance programs related to the Sarbanes-Oxley Act of 2002.
(e) Adjustment to reflect the elimination of expenses associated with the transition of newly acquired businesses from prior ownership into APi Group.
(f) Adjustment to reflect the elimination of integration and reorganization expenses associated with acquisitions.
(g) Adjustment to reflect the elimination of expenses associated with restructuring programs.
(h) Adjustment to reflect the elimination of miscellaneous income in Canada related to COVID-19 relief, net of severance costs.
(i) Adjustment to reflect the elimination of amounts related to businesses divested and classified as held-for-sale, inclusive of impairment charges and gain/(loss) on sale.
(j) Adjustment to reflect the elimination of potential and completed acquisition-related expenses.
(k) Adjustment to reflect the elimination of (gain) loss on extinguishment of debt resulting from early repayments and repurchases of long-term debt.
(l) Adjustment to reflect the elimination of costs related to non-recurring severance related costs related to corporate leadership changes.

APi Group Corporation
Reconciliations of GAAP to Non-GAAP Financial Measures
Adjusted Segment Financial Information (non-GAAP)
(Amounts in millions)
(Unaudited)

	For the Year Ended December 31, 2022					
	As Reported		*Adjustments*		*As Adjusted*	
Safety Services						
Net revenues	$	4,575	$	—	$	4,575
Cost of revenues		3,186		(27) (a)		3,143
				(9) (b)		
				(7) (c)		
Gross profit	$	1,389	$	43	$	1,432
Gross margin		*30.4%*				*31.3%*
Specialty Services						
Net revenues	$	2,030	$	—	$	2,030
Cost of revenues		1,705		(3) (a)		1,702
Gross profit	$	325	$	3	$	328
Gross margin		*16.0%*				*16.2%*
Corporate and Eliminations						
Net revenues	$	(47)	$	—	$	(47)
Cost of revenues		(47)		—		(47)
Total Consolidated						
Net revenues	$	6,558	$	—	$	6,558
Cost of revenues		4,844		(30) (a)		4,798
				(9) (b)		
				(7) (c)		
Gross profit	$	1,714	$	46	$	1,760
Gross margin		*26.1%*				*26.8%*

Notes:
  (a) Adjustment to reflect the addback of amortization expense related to backlog intangible assets.
  (b) Adjustment to reflect the elimination of costs related to the fair value step-up of acquired inventory.
  (c) Adjustment to reflect the elimination of expenses associated with restructuring programs.

APi Group Corporation
Adjusted Segment Financial Information (non-GAAP)
(Amounts in millions)
(Unaudited)

		For the Year Ended December 31,		
		2022 (a)		2021 (a)
Safety Services				
Net revenues	$	4,575	$	2,080
Adjusted gross profit		1,432		655
Adjusted EBITDA		559		291
Adjusted gross margin		*31.3%*		*31.5%*
Adjusted EBITDA as a % of net revenues		*12.2%*		*14.0%*
Specialty Services				
Net revenues	$	2,030	$	1,907
Adjusted gross profit		328		289
Adjusted EBITDA		210		195
Adjusted gross margin		*16.2%*		*15.2%*
Adjusted EBITDA as a % of net revenues		*10.3%*		*10.2%*
Total net revenues before corporate and eliminations (b)	*$*	*6,605*	*$*	*3,987*
Total adjusted EBITDA before corporate and eliminations (b)		*769*		*486*
Adjusted EBITDA as a % of net revenues before corporate and eliminations (b)		*11.6%*		*12.2%*
Corporate and Eliminations				
Net revenues	$	(47)	$	(47)
Adjusted EBITDA		(96)		(79)
Total Consolidated				
Net revenues	$	6,558	$	3,940
Adjusted gross profit		1,760		944
Adjusted EBITDA		673		407
Adjusted gross margin		*26.8%*		*24.0%*
Adjusted EBITDA as a % of net revenues		*10.3%*		*10.3%*

Notes:
(a) Information derived from non-GAAP reconciliations included elsewhere in this press release.
(b) Calculated from results of the Company's operating segments shown above, excluding Corporate and Eliminations.

CORPORATE INFORMATION



BOARD OF DIRECTORS

SIR MARTIN E. FRANKLIN
Co-Chair and Director

JAMES E. LILLIE
Co-Chair and Director

IAN G.H. ASHKEN[1]
Director

RUSSELL A. BECKER
President, Chief Executive Officer
and Director

DAVID S. BLITZER
Director

PAULA D. LOOP
Director

ANTHONY E. MALKIN
Director

THOMAS V. MILROY[2]
Lead Independent Director

CYRUS D. WALKER[3]
Director

CARRIE A. WHEELER
Director

EXECUTIVE OFFICERS

RUSSELL A. BECKER
President, Chief Executive Officer
and Director

KEVIN S. KRUMM
Executive Vice President,
Chief Financial Officer

LOUIS B. LAMBERT
Senior Vice President,
General Counsel and Secretary

KRISTINA M. MORTON
Senior Vice President,
Chief People Officer

CORPORATE INFORMATION

**Independent Registered
Public Accounting Firm**
KPMG LLP

Investor Relations
investorrelations@apigroupinc.us

Transfer Agent Computershare
www.computershare.com/investor

Corporate Headquarters
APi Group
1100 Old Highway 8 NW
New Brighton, MN 55112

Securities Listing
Our shares of common stock are listed on the NYSE.
Ticker symbol: APG

[1] Chair of Audit Committee.
[2] Chair of Compensation Committee.
[3] Chair of Nominating and Corporate Governance Committee.



1100 OLD HIGHWAY 8 NW
NEW BRIGHTON, MN 55112

PHONE: 651-636-4320

WWW.APIGROUP.COM